UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March , 2015

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date March 10, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Heri Sunaryadi

----------------------------------------------------

(Signature)

Heri Sunaryadi

Chief of Financial Officer

Perusahaan Perseroan (Persero)

PT  Telekomunikasi Indonesia Tbk and its subsidiaries

Consolidated financial statements as of December 31, 2014 and for the year then ended with independent auditors’ report

Statement of the Board of Directors

regarding the Board of Director’s Responsibility for

Consolidated financial statements

as of December 31, 2014 and for the year then ended

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries

On behalf of the Board of Directors, we undersigned:

1.	Name	:	Alex J. Sinaga
	Business address	:	Jl. Japati No. 1 Bandung 40133
	Address as indicated in ID	:	Jl. Anggrek Nelimurni B-70 No.38 Kelurahan Kemanggisan, Kecamatan Palmerah, Jakarta Barat
	Phone	:	(022) 4527101
	Position	:	President Director

2.	Name	:	Heri Sunaryadi
	Business address	:	Jl. Japati No. 1 Bandung 40133
	Address as indicated in ID	:	Jl. Graha Taman Blok HC8 No.5 Bintaro Jaya Sektor 9, Kelurahan Pondok Pucung, Kecamatan Pondok Aren, Tangerang Selatan
	Phone	:	(022) 4527201/ (021) 5209824
	Position	:	Director of Finance

We hereby state as follows:

1.  We are responsible for the preparation and presentation of the consolidated financial statement of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) and its subsidiaries;

2.  The Company and its subsidiaries’ consolidated financial statement have been prepared and presented in accordance with Indonesian Financial Accounting Standards;

3.  All information has been fully and correctly disclosed in the Company and its subsidiaries’ consolidated financial statement;

4.  The Company and its subsidiaries’ consolidated financial statement do not contain false material information or facts, nor do they omit any material information or facts;

5.  We are responsible for the Company and its subsidiaries’ internal control system.

This statement is considered to be true and correct.

Jakarta, February 27, 2015

/s/ Alex J. Sinaga Alex J. Sinaga	/s/ Heri Sunaryadi Heri Sunaryadi
President Director	Director of Finance

This report is originally issued in Indonesian language

Independent Auditors’ Report

Report No. RPC-6824/PSS/2015

The Shareholders and the Boards of Commissioners and Directors of

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

We have audited the accompanying consolidated financial statements of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries, which comprise the consolidated statement of financial position as of December 31, 2014, and the consolidated statements  of comprehensive income, changes in equity, and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Indonesian Financial Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Standards on Auditing established by the Indonesian Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether these consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Purwantono, Suherman & Surja

Registered Public Accountants KMK No. 381/KM.1/2010

A member firm of Ernst & Young Global Limited

This report is originally issued in Indonesian language

Independent Auditors’ Report (continued)

Report No. RPC-6824/PSS/2015 (continued)

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries as of December 31, 2014, and their consolidated financial performance and cash flows for the year then ended, in accordance with Indonesian Financial Accounting Standards.

Purwantono, Suherman &Surja

/s/ Hari Purwantono

Drs. Hari Purwantono

Public Accountant Registration No. AP.0684

February 27, 2015

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND

FOR THE YEAR THEN ENDED WITH INDEPENDENT AUDITORS’ REPORT

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2014

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

	Notes	2014	2013
ASSETS CURRENT ASSETS
Cash and cash equivalents	2c,2e,2u,4,37,44	17,672	14,696
Other current financial assets	2c,2d,2e,2u,3,5,37,44	2,797	6,872
Trade receivables - net of provision for impairment of receivables	2g,2u,6,17,20,21,29,44
Related parties	2c,37	746	900
Third parties		5,719	5,126
Other receivables - net of provision for impairment of receivables	2g,2u,44	383	395
Inventories - net of provision for obsolescence	h,7,17,20,21	474	509
Advances and prepaid expenses	2c,2i,8,37	4,733	3,937
Claim for tax refund	2t,31	291	10
Prepaid taxes	2t,31	890	525
Asset held for sale	2j,9	57	105
Total Current Assets		33,762	33,075
NON-CURRENT ASSETS
Long-term investments	2f,2u,10,44	1,767	304
Property and equipment - net of accumulated depreciation	2d,2l,2m,11,17,20,21,39	94,809	86,761
Prepaid pension benefit costs	2s,34	771	927
Advances and other non-current assets	2c,2i,2l,2n,2u,12,37,41,44	6,479	4,795
Claims for tax refund - net of current portion	2t,31	745	499
Intangible assets - net of accumulated amortization	2d,2k,2n,13	2,463	1,508
Deferred tax assets - net	2t,31	99	82
Total Non-current Assets		107,133	94,876
TOTAL ASSETS		140,895	127,951

The accompanying notes to the consolidated financial statements form an integral part of  these consolidated financial statements taken as a whole.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

As of December 31, 2014

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

	Notes	2014	2013
LIABILITIES AND EQUITY CURRENT LIABILITIES
Trade payables	2o,2r,2u,14,44
Related parties	2c,37	770	826
Third parties		11,060	10,774
Other payables	2u,44	114	388
Taxes payable	2t,31	2,376	1,698
Accrued expenses	2c,2r,2u,15,27,34,37,44	5,211	5,264
Unearned income	2r,16	3,963	3,490
Advances from customers and suppliers	2c,37	583	472
Short-term bank loans	2c,2p,2u,17,37,44	1,810	432
Current maturities of long-term liabilities	2c,2m,2p,2u, 18,37,44	5,899	5,093
Total Current Liabilities		31,786	28,437
NON-CURRENT LIABILITIES
Deferred tax liabilities - net	2t,31	2,743	3,004
Other liabilities	2r	394	472
Long service award provisions	2s,35	410	336
Post-retirement health care benefit costs provisions	2s,36	602	752
Pension and other post-employment benefits	2s,34	3,092	2,795
Long-term liabilities - net of current maturities	2u,18,44
Obligations under finance leases	2m,11	4,218	4,321
Two-step loans	2c,2p,19,37	1,408	1,702
Bonds and notes	2c,2p,20,37	2,239	3,073
Bank loans	2c,2p,21,37	7,878	5,635
Total Non-current Liabilities		22,984	22,090
TOTAL LIABILITIES		54,770	50,527

The accompanying notes to the consolidated financial statements form an integral part of  these consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

As of December 31, 2014

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

	Notes	2014	2013
EQUITY
Capital stock - Rp50 par value per Series A
Dwiwarna share and Series B share
Authorized - 1 Series A Dwiwarna share and 399,999,999,999 Series B shares
Issued and fully paid - 1 Series A Dwiwarna share and 100,799,996,399 Series B shares	1c,23	5,040	5,040
Additional paid-in capital	2d,2v,24	2,899	2,323
Treasury stock	2v,25	(3,836)	(5,805)
Effect of change in equity of associated companies	2f	386	386
Unrealized holding gain on available-for-sale securities	2u	39	38
Translation adjustment	2f	415	391
Difference due to acquisition of non-controlling interests in subsidiaries	1d,2d	(508)	(508)
Other reserves	1d	49	49
Retained earnings
Appropriated	33	15,337	15,337
Unappropriated		47,986	43,291
Net Equity Attributable to Owners of the Parent Company		67,807	60,542
Non-controlling Interests	2b,22	18,318	16,882
TOTAL EQUITY		86,125	77,424
TOTAL LIABILITIES AND EQUITY		140,895	127,951

The accompanying notes to the consolidated financial statements form an integral part of  these consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Year Ended December 31, 2014

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

	Notes	2014	2013
REVENUES	2c,2r,26,37	89,696	82,967
Operations, maintenance and telecommunication service expenses	2c,2h,2r,7,28,37	(22,288)	(19,332)
Depreciation and amortization	2k,2l,2m,2r,11,12,13	(17,131)	(15,780)
Personnel expenses	2c,2r,2s,15,27,34,35,36,37	(9,616)	(9,733)
Interconnection expenses	2c,2r,30,37	(4,893)	(4,927)
General and administrative expenses	2c,2g,2r,2t,6,29,37	(3,963)	(4,155)
Marketing expenses	2r	(3,092)	(3,044)
Loss on foreign exchange - net	2q	(14)	(249)
Other income	2r,3,11c	1,074	2,579
Other expenses	2r,11c	(396)	(480)
OPERATING PROFIT		29,377	27,846
Finance income	2c,37	1,238	836
Finance costs	2c,2r,37	(1,814)	(1,504)
Share of loss of associated companies	2f,10	(17)	(29)
PROFIT BEFORE INCOME TAX		28,784	27,149
INCOME TAX (EXPENSE) BENEFIT	2t,31
Current		(7,616)	(6,995)
Deferred		278	136
		(7,338)	(6,859)
PROFIT FOR THE YEAR		21,446	20,290
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation	1d,2b,2f	24	120
Change in fair value of available-for-sale financial assets	2u	1	(8)
Other Comprehensive Income - net		25	112
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		21,471	20,402
Profit for the year attributable to:
Owners of the parent company	2b,22	14,638	14,205
Non-controlling interests		6,808	6,085
		21,446	20,290
Total comprehensive income for the year attributable to:
Owners of the parent company		14,663	14,317
Non-controlling interests	2b,22	6,808	6,085
		21,471	20,402
BASIC AND DILUTED EARNINGS PER SHARE (in full amount)
Net income per share	2x,32	149.83	147.42
Net income per ADS (200 Series B shares per ADS)		29,966.70	29,483.60

The accompanying notes to the consolidated financial statements form an integral part of  these consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year Ended December 31, 2014

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

		Attributable to owners of the parent company
Descriptions	Notes	Capital stock	Additional paid-in capital	Treasury stock	Effect of change in equity of associated companies	Unrealized holding gain on available-for-sale securities	Translation adjustment	Difference due to acquisition of non-controlling interests in subsidiaries	Other reserves	Retained earnings		Net	Non-controlling interests	Total equity
										Appropriated	Unappropriated
Balance, December 31, 2013		5,040	2,323	(5,805)	386	38	391	(508)	49	15,337	43,291	60,542	16,882	77,424
Paid in capital for associated companies		-	-	-	-	-	-	-	-	-	-	-	113	113
Cash dividends	1d,2w,33	-	-	-	-	-	-	-	-	-	(9,943)	(9,943)	(5,485)	(15,428)
Sale of treasury stock	2v,25	-	576	1,969	-	-	-	-	-	-	-	2,545	-	2,545
Comprehensive income	1d,2b,2f,
for the year	2q,2u,10	-	-	-	-	1	24	-	-	-	14,638	14,663	6,808	21,471
Balance, December 31, 2014		5,040	2,899	(3,836)	386	39	415	(508)	49	15,337	47,986	67,807	18,318	86,125

The accompanying notes to the consolidated financial statements  form an integral part of  these consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year Ended December 31, 2014

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

		Attributable to owners of the parent company
Descriptions	Notes	Capital stock	Additional paid-in capital	Treasury stock	Difference due to restructuring and other transactions of entities under common control	Effect of change in equity of associated companies	Unrealized holding gain (loss) on available-for-sale securities	Translation adjustment	Difference due to acquisition of non-controlling interests in subsidiaries	Other reserves	Retained earnings		Net	Non-controlling interests	Total equity
											Appropriated	Unappropriated
Balance, December 31, 2012		5,040	1,073	(8,067)	478	386	42	271	(508)	49	15,337	37,440	51,541	15,437	66,978
Adjustment in relation to implementation of Statement of Financial Accounting Standards (PSAK)No. 38 (Revised 2012)	2d, 24	-	478	-	(478)	-	-	-	-	-	-	-	-	-	-
Balance, January 1, 2013- after adjustment		5,040	1,551	(8,067)	-	386	42	271	(508)	49	15,337	37,440	51,541	15,437	66,978
Acquisition of a business	2d	-	-	-	-	-	-	-	-	-	-	-	-	5	5
Issuance of new shares of subsidiaries		-	-	-	-	-	-	-	-	-	-	-	-	45	45
Cash dividends	1d,2w,33	-	-	-	-	-	-	-	-	-	-	(8,354)	(8,354)	(4,690)	(13,044)
Sale of treasury stock and ESOP	2v,25	-	772	2,262	-	-	-	-	-	-	-	-	3,034	-	3,034
Gain on investment in securities	2u	-	-	-	-	-	4	-	-	-	-	-	4	-	4
Comprehensive income (loss) for the year	1d,2b,2f, 2q,2u,10	-	-	-	-	-	(8)	120	-	-	-	14,205	14,317	6,085	20,402
Balance, December 31, 2013		5,040	2,323	(5,805)	-	386	38	391	(508)	49	15,337	43,291	60,542	16,882	77,424

The accompanying notes to the consolidated financial statements  form an integral part of  these consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2014

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

	Notes	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from:
Customers		84,748	77,199
Other operators		4,379	4,521
Total cash receipts from revenues		89,127	81,720
Interest income received		1,236	832
Cash payments for expenses		(33,124)	(27,417)
Cash payments to employees		(9,594)	(9,883)
Payments for corporate and final income taxes		(7,436)	(7,397)
Payments for interest costs		(1,911)	(1,476)
Payments for value added taxes - net		(514)	(21)
Other cash (payments) receipts - net		(48)	216
Net cash provided by operating activities		37,736	36,574
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from (placements in) time deposits	5	6,178	(2,288)
Proceeds from sale of property and equipment	11	501	466
Proceeds from insurance claims	11	212	60
Proceeds from sale of available-for-sale financial assets		16	49
Divestment of long-term investment	10	5	153
Acquisition of property and equipment	11	(24,798)	(19,644)
Placements in escrow account	5	(2,121)	-
Increase in advances for purchases of property and equipment		(1,808)	(775)
Acquisition of long-term investments	10	(1,487)	(20)
Acquisition of intangible assets	13	(1,328)	(637)
Acquisition of business, net of acquired cash	3	(110)	(201)
Increase in advances and other assets		(8)	(791)
Divestment of business	3	-	926
Net cash used in investing activities		(24,748)	(22,702)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank loans	21	6,626	2,665
Proceeds from short-term bank loans	17	3,580	813
Proceeds from sale of treasury stock	25	2,541	2,368
Proceeds from medium term notes	20	220	-
Capital contribution of non-controlling interests in susidiaries		74	50
Proceeds from promissory notes	20	28	60
Cash dividends paid to the Company’s stockholder	33	(9,943)	(8,354)
Cash dividends paid to non-controlling interests of subsidiaries		(5,485)	(4,690)
Repayments of two-step and bank loans	19,21	(4,538)	(4,803)
Repayments of short-term bank loans	17	(2,247)	(407)
Payments of obligations under finance leases	11	(668)	(550)
Repayments of promissory notes	20	(271)	(471)
Repayments of medium term notes	20	-	(8)
Net cash used in financing activities		(10,083)	(13,327)
NET INCREASE IN CASH AND CASH EQUIVALENTS		2,905	545
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		71	1,039
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4	14,696	13,118
ENDING BALANCE OF DISPOSED SUBSIDIARY		-	(6)
CASH AND CASH EQUIVALENTS AT END OF YEAR	4	17,672	14,696

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and the for the Year Then Ended

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

1.   GENERAL

a.   Establishment and general information

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established and operated commercially in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies. Decree No. 7 was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991. The ultimate parent of the Company is the Government of the Republic of Indonesia (the “Government”) (Notes 1c and 23).

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. Its deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association has been amended several times, the latest amendment of which was about, among others, the change of capital structure through the Company’s 5-for-1 stock split whereby each share with par value of Rp250 would be split into Rp50 per share, and the Partnership and Community Development Programme (PKBL) was excluded  from the Work Plan and Company Budgets, based on notarial deed No. 11 dated May 8, 2013 of Ashoya Ratam, S.H., MKn. The latest amendment was accepted and approved by the Ministry of Law and Human Rights of the Republic of Indonesia (“MoLHR”) in its Letter No. AHU-AH.01.10-22500 dated June 7, 2013 and was published in State Gazette of the Republic of Indonesia No. 26 dated April 1, 2014, Supplement of the Republic of Indonesia No. 2990/L.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities are  to provide telecommunication network and services and informatics, and to optimize the Company’s resources in accordance with prevailing regulations. To achieve this objective, the Company is involved in the following activities:

a.     Main business:

i.      Planning, building, providing, developing, operating, marketing/selling/leasing,  and maintaining telecommunications and information networks in a broad sense in accordance with prevailing regulations.

ii.     Planning, developing, providing, marketing/selling,  and improving telecommunications and information services in a broad sense in accordance with prevailing regulations.

b.    Supporting business:

i.      Providing payment transactions and money transferring services through telecommunications and information networks.

ii.     Performing activities and other undertakings in connection with the optimization of the Company's resources, which, among others, include the utilization of the Company's property and equipment and moving assets, information systems, education and training, and repairs and maintenance facilities.

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

The Company was granted several networks and/or services licenses by the Government of the Republic of Indonesia which are valid for an unlimited period of time as long as the Company complies with prevailing laws and fulfills the obligation stated in those licenses. For every license, an evaluation is performed annually and an overall evaluation is performed every 5 (five) years. The Company is obliged to submit reports of networks and/or services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), which replaced the previous Indonesian Directorate General of Post and Telecommunications (“DGPT”).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

a.   Establishment and general information (continued)

The reports comprise information such as network development progress, service quality standard achievement, total customers, license payment and universal service contribution, while for internet telephone services for public purpose (“ITKP”), Internet Interconnection Service, and Internet Access Service, there are  additional informations  required such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

License	License No.	Type of services	Grant date/latest renewal date
License to operate local fixed line and basic telephone services network	381/KEP/M.KOMINFO/10/2010	Local fixed line and basic telephone services network	October 28, 2010
License to operate fixed domestic long distance and basic telephone services network	382/KEP/M.KOMINFO/10/2010	Fixed domestic long distance and basic telephone services network	October 28, 2010
License to operate fixed international and basic telephone services network	383/KEP/M.KOMINFO/10/2010	Fixed international and basic telephone services network	October 28, 2010
License to operate fixed closed network	398/KEP/M.KOMINFO/11/2010	Fixed closed network	November 12, 2010
License to operate internet telephone services for public purpose	384/KEP/DJPT/M.KOMINFO/11/2010	Internet telephone services for public purposes	November 29, 2010
License to operate as internet service provider	83/KEP/DJPPI/KOMINFO/4/2011	Internet service provider	April 7, 2011
License to operate data communication system services	169/KEP/DJPPI/KOMINFO/6/2011	Data communication system services	June 6, 2011
License to operate packet switched based local fixed line network	331/KEP/M.KOMINFO/07/2011	Packet switched based local fixed line network	July 27, 2011
License to operate network access point	331/KEP/M.KOMINFO/09/2013	Internet connection services	September 24, 2013

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

b.   Company’s Board of Commissioners, Board of Directors, Audit Committee, Corporate Secretary and employees

1.   Boards of Commissioners and Directors

Based on resolutions made at the Extraordinary General Meeting (“EGM”)  as covered by notarial deed No. 35 of Ashoya Ratam, S.H., MKn., dated on December 19, 2014 and Annual General Meeting (“AGM”) of Stockholders of the Company as covered by notarial deed No. 11 of Ashoya Ratam, S.H., MKn., dated May 8, 2013, the composition of the Company’s Boards of Commissioners and Directors as of December 31, 2014 and 2013, respectively, was as follows:

	2014*	2013**
President Commissioner	Hendri Saparini	Jusman Syafii Djamal
Commissioner	Dolfie Othiel Fredric Palit	Parikesit Suprapto
Commissioner	Hadiyanto	Hadiyanto
Commissioner	Imam Apriyanto Putro	Gatot Trihargo
Independent Commissioner	Virano Gazi Nasution	Virano Gazi Nasution
Independent Commissioner	Parikesit Suprapto	-
Independent Commissioner	Johnny Swandi Sjam	Johnny Swandi Sjam
President Director	Alex Janangkih Sinaga	Arief Yahya
Director of Finance	Heri Sunaryadi	Honesti Basyir
Director of Innovation and Strategic Portfolio	Indra Utoyo	Indra Utoyo
Director of Enterprise and Business Service	Muhammad Awaluddin	Muhammad Awaluddin
Director of Wholesale and International Services	Honesti Basyir	Ririek Adriansyah
Director of Human Capital Management	Herdy Rosadi Harman	Priyantono Rudito
Director of Network, Information Technology and Solution	Abdus Somad Arief	Rizkan Chandra
Director of Consumer Services	Dian Rachmawan	Sukardi Silalahi

*     The change of Director’s title is based on Director’s Board Meeting No. 45/REG/XII/2014 dated December 19, 2014.

**    The change of Director’s title is based on Director’s Regulation No.202.11/r.00/HK.200/COP-B0400000/2013 dated June 25, 2013 and Director’s Decree No. SK.2287/PS320/HCC-10/2013 dated June 28, 2013.

2.   Audit Committee and Corporate Secretary

The composition of the Company’s Audit Committee and the Corporate Secretary as of December 31, 2014 and 2013, were as follows:

	2014*	2013
Chair	Johny Swandi Sjam	Johny Swandi Sjam
Secretary	Tjatur Purwadi	Agus Yulianto
Member	Parikesit Suprapto	Parikesit Suprapto
Member	Agus Yulianto	Sahat Pardede
Member	Virano Gazi Nasution	Virano Gazi Nasution
Member	Honesti Basyir	Honesti Basyir

*     The change of Audit Committee is based on Board of Commissioners Regulation No.05/KEP/DK/2014 dated March 25, 2014.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

b.   Company’s Board of Commissioners, Board of Directors, Audit Committee, Corporate Secretary and employees

3.   Employees

As of December 31, 2014 and 2013, the Group had 25,284  employees and 25,011 employees (unaudited), respectively.

c.   Public offering of securities of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were 100%-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to the public through an IPO and listed on the Indonesia Stock Exchange (“IDX”) (previously the Jakarta Stock Exchange and the Surabaya Stock Exchange) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There were 35,000,000 ADS and each ADS represented 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 on Limited Liability Companies, at the AGM of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by the distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which were made to the Company’s stockholders in August 1999. On August 16, 2007, Law No. 1/1995 on Limited Liability Companies was amended by the issuance of Law No. 40/2007 on Limited Liability Companies which became effective on the same date. Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government further sold a block of 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of Stockholders of the Company held on July 30, 2004, the minutes of which are covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B share. The Series A Dwiwarna share with par value of Rp500 per share was split into 1 Series A Dwiwarna share with par value of Rp250 per share and 1 Series B share with par value of Rp250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

c.   Public offering of securities of the Company (continued)

During the Extraordinary General Meeting (“EGM”) held on December 21, 2005 and the AGM held on June 29, 2007, June 20, 2008, and May 19, 2011, the Company’s stockholders approved phase I, II, III and IV plan, respectively, of the Company’s program to repurchase its issued Series B shares (Note 25).

During the period December 21, 2005 to June 20, 2007, the Company had bought back 211,290,500 shares from the public (stock repurchase program phase I). On July 30, 2013, the Company has sold all such shares (Note 25).

At the AGM held on April 19, 2013 as covered by notarial deed No. 38 dated April 19, 2013 of Ashoya Ratam, S.H., MKn., the stockholders approved the changes to the Company’s plan on the treasury stock acquired under phase III (Notes 23 and 25).

At the AGM held on April 19, 2013, the minutes of which are covered by notarial deed No.38 of Ashoya Ratam, S.H., MKn., the stockholders approved the Company’s 5-for-1stock split for Series A Dwiwarna and Series B shares. Series A Dwiwarna share with par value of Rp250 per share was split into 1 Series A Dwiwarna share with par value of Rp50 per share and 4 Series B shares with par value Rp50 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna and 79,999,999,999 Series B shares to 1 Series A Dwiwarna and 399,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna and 20,159,999,279 Series B shares to 1 Series A Dwiwarna and 100,799,996,399 Series B shares. After the stock split, each ADS represented 200 Series B shares (Notes 23 and 25).

On May 16 and June 5, 2014, the Company deregistered from Tokyo Stock Exchange (“TSE”)  and delisted from the LSE.

On June 13, 2014, the Company resold 215,000,000 shares (equal to 1,075,000,000 shares after the stock split) of treasury stock phase II (Note 25).

As of December 31, 2014, all of the Company’s Series B shares are listed on the IDX and 47,364,601  ADS shares are listed on the NYSE (Note 23).

As of December 31, 2014, the Company’s outstanding bonds representing the second rupiah bonds issued on June 25, 2010 with a nominal amount of Rp1,005 billion for Series A, a five-year period and Rp1,995 billion for Series B, a ten-year period, respectively, are listed on the IDX (Note 20a).

d.   Subsidiaries

As of December 31, 2014 and 2013, the Company has consolidated the following directly or indirectly owned subsidiaries (Notes 2b and 2d):

(i)   Direct subsidiaries:

Subsidiary/place of incorporation	Nature of business/ date of incorporation or acquisition by the Company	Date of start of commercial operations	Percentage of ownership interest		Total assets before elimination
			2014	2013	2014	2013
PT Telekomunikasi Selular (“Telkomsel”) Jakarta, Indonesia	Telecommunication – provides telecommunication facilities and mobile cellular services using Global Systems for Mobile Communication (“GSM”) technology/ May 26, 1995	1995	65	65	78,187	73,336

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(i)   Direct subsidiaries:

Subsidiary/place of incorporation	Nature of business/ date of incorporation or acquisition by the Company	Date of start of commercial operations	Percentage of ownership interest		Total assets before elimination
			2014	2013	2014	2013
PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta, Indonesia	Telecommunication/ May 17, 2001	1995	100	100	8,836	7,363
PT Multimedia Nusantara (“Metra”),Jakarta, Indonesia	Multimedia and network telecommunication services/May 9, 2003	1998	100	100	6,259	5,297
PT Telekomunikasi Indonesia International (“TII”), Jakarta, Indonesia	Telecommunication/ July 31, 2003	1995	100	100	4,549	3,804
PT PINS Indonesia (“PINS”) previously PT Pramindo Ikat Nusantara Jakarta, Indonesia	Telecommunication construction and services/ August 15, 2002	1995	100	100	3,129	1,365
PT Graha Sarana Duta (“GSD”), Jakarta, Indonesia	Leasing of offices and providing building management and maintenance services, civil consultant and developer/April 25, 2001	1982	99.99	99.99	2,308	1,574
PT Telkom Akses(“Telkom Akses”), Jakarta, Indonesia	Construction, service and trade in the field of telecommunication/ November 26, 2012	2013	100	100	2,089	946
PT Patra Telekomunikasi Indonesia (“Patrakom”) Jakarta, Indonesia*	Telecomunication- provides satellite communication system, services and facilities/September 28, 1995	1996	100	100	345	255
PT Infrastruktur Telekomunikasi Indonesia (“Telkom Infratel”) Jakarta, Indonesia	Construction, service and trade in the field of telecommunication/ January 16, 2014	2014	100	-	331	-
PT Napsindo Primatel Internasional (“Napsindo”), Jakarta, Indonesia	Telecommunication - provides Network Access Point (NAP), Voice Over Data (VOD) and other related services/December 29, 1998	1999; ceased operations on January 13,2006	60	60	5	5

* On September 25 and November 29, 2013, the Company acquired additional interest of 40% and 20%, respectively, of Patrakom (Note 3).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

1.    GENERAL (continued)

d.   Subsidiaries (continued)

(ii) Indirect subsidiaries:

Subsidiary/place of incorporation	Nature of business/ date of incorporation or acquisition by the Company	Date of start of commercial operations	Percentage of ownership interest		Total assets before elimination
			2014	2013	2014	2013
PT Sigma Cipta Caraka (“Sigma”), Tangerang, Indonesia	Information technology service – system implementation and integration service, outsourcing and software license maintenance/May 1,1987	1988	100	100	2,515	1,890
PT Infomedia Nusantara(“Infomedia”), Jakarta, Indonesia	Data and information service – provides telecommunication information services and other information services in the form of print and electronic media and call center services/September 22,1999	1984	100	100	1,354	1,223
Telekomunikasi Indonesia International Pte. Ltd., Singapore	Telecommunication/December 6, 2007	2008	100	100	1,058	785
Telekomunikasi Indonesia International (“TL”) S.A., Timor Leste	Telecommunication/September 11, 2012	2012	100	100	832	803
PT Telkom Landmark Tower (“TLT”),Jakarta, Indonesia	Service for property development and management/February 1, 2012	2012	55	55	828	493
PT Metra Digital Media (“MD Media”), Jakarta, Indonesia	Telecommunication information services/January 22, 2013	2013	99.99	99.99	723	692
Telekomunikasi Indonesia International (“Telkom USA”) Inc. USA	Telecommunication/December 11, 2013	2014	100	100	532	-
Telekomunikasi Indonesia International Ltd., Hong Kong	Telecommunication/December 8, 2010	2010	100	100	242	90
PT Finnet Indonesia(“Finnet”), Jakarta, Indonesia	Information Technology services/October 31, 2005	2006	60	60	208	203
Telekomunikasi Indonesia Internasional Pty Ltd. (“Telkom Australia”) Australia	Telecomunication/January 9, 2013	2013	100	100	190
PT Administrasi Medika(“Ad Medika”), Jakarta, Indonesia	Health insurance administration services/February 25, 2010	2002	75	75	136	127

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

1.    GENERAL (continued)

d.   Subsidiaries (continued)

(ii) Indirect subsidiaries:

Subsidiary/place of incorporation	Nature of business/date of incorporation or acquisition by the Company	Date of start of commercial operations	Percentage of ownership interest		Total assets before elimination
			2014	2013	2014	2013
PT Nusantara Sukses Investasi (”NSI”) Jakarta, Indonesia	Trade and service /September 1, 2014	2014	99,99	-	115	-
PT Metra Plasa (“Metra Plasa”), Jakarta, Indonesia	Network & e-commerce services/April 9, 2012	2012	60	60	88	86
PT Graha Yasa Selaras (“GYS”) Jakarta, Indonesia	Tourism service/April 27, 2012	2012	51	51	88	32
PT Metra-Net (“Metranet”), Jakarta, Indonesia	Multimedia portal service/April 17, 2009	2009	99.99	99.99	42	40
PT Pojok Celebes Mandiri (“PCM”) Jakarta, Indonesia	Tour agent/bureau services/August 16, 2013	2008	51	51	13	14
PT Satelit Multimedia Indonesia (“SMI”) Jakarta, Indonesia	Satellite services/ March 25, 2013	2013	99.99	99.99	7	6
PT Metra Digital Investama (“MDI”) previously PT Metra Media Jakarta, Indonesia	Trade service, information & technology multimedia, entertainment & investment/January 8, 2013	2013	99.99	99.83	0	0
Telekomunikasi Selular Finance Limited(“TSFL”), Mauritius*	Finance - established to raise funds for the development of Telkomsel’s business through the issuance of debenture stock, bonds, mortgages or any other securities/April 22, 2002	2002	-	65	0	0
PT Metra TV (“Metra TV”)Jakarta, Indonesia	Pay TV services/ January 8, 2013	2013	99.83	99.83	-	-
PT Nusantara Sukses Sarana(”NSS”) Jakarta, Indonesia	Hotel and building management services, etc/September 1, 2014	-	99,99	-	-	-
PT Nusantara Sukses Realti (”NSR”) Jakarta, Indonesia	Trade and service /September 1, 2014	-	99,99	-	-	-

* Based on General Notice of Direction of Insolvency Service of Mauritus No.844 of 2014, TSFL was liquidated effective from March 20, 2014.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(a)   Metra

On January 8, 2013, based on notarial deed No. 02 dated January 8, 2013 of Utiek R. Abdurachman, S.H., MLI., MKn., which was approved by the MoLHR through its Letter No. AHU-03276.AH.01.01/2013 dated January 29, 2013, Metra established a subsidiary, PT Metra Media (“MM”), and obtained 99.83% ownership. MM is engaged in providing trade, construction, advertising and other services.

On January 8, 2013, based on notarial deed No. 03 dated January 8, 2013 of Utiek R. Abdurachman, SH., MLI., MKn., which was approved by the MoLHR through its Letter No. AHU-03261.AH.01.01/2013 dated January 29, 2013, Metra established a subsidiary, PT Metra TV (“Metra TV”), and obtained 99.83% ownership. Metra TV is engaged in providing subscription-broadcasting services. As of the date of this consolidated financial statements, Metra TV has no operational activities yet.

On January 22, 2013, based on notarial deed No. 28 dated January 22, 2013 of N.M. Dipo Nusantara Pua Upa, S.H., MKn., which was approved by the MoLHR through its Letter No. AHU-03084.AH.01.01/2013 dated January 28, 2013, Metra established a subsidiary, PT Metra Digital Media (“MD Media”), and obtained 99.99% ownership. MD Media is engaged in providing telecommunication information and other services.

On March 25, 2013, based on notarial deed No. 38 dated March 25, 2013 of N.M. Dipo Nusantara Pua Upa, S.H., MKn., which was approved by the MoLHR in its Letter No. AHU-20566.AH.01.01/2013 dated April 17, 2013, Metra established PT Satelit Multimedia Indonesia (“SMI”) and obtained 99.99% ownership. SMI is engaged in commerce and providing network services, telecommunication, satellite, and multimedia devices.

On August 16, 2013, based on notarial deed No. 5 dated August 16, 2013 of N.M. Dipo Nusantara Pua Upa, S.H., MKn.,  which was approved by the MoLHR in its Letter No. AHU-0081886.AH.01.09/2013 dated August 30, 2013, Metra changed the ownership of PT Pojok Celebes Mandiri (“PCM”) after the signing of Sales and Purchase of Share Agreement dated June 12, 2013 regarding the purchase of Pointer’s shares of 2,550 shares equivalent to Rp255 million or 51% ownership.

On May  14, 2014, based on the Circular Resolution of the Stockholders of PT Indonusa Telemedia (“Indonusa”) as  covered by notarial deed No. 57 dated April 23, 2014 of FX Budi Santoso Isbandi, S.H., which was approved by the MoLHR in its LetterNo. AHU-02078.40.20.2014 dated April 29, 2014, Indonusa’s stockholders approved an increase in its issued and paid capital amounting to Rp80 billion. The Company has waived its right to own the new shares issued and transferred it to Metra and as of a result Metra’s ownership in Indonusa increased to  4.33%.

On June 5, 2014, based on the Circular Resolution of the Stockholders as covered by notarial deed No. 18 of N.M. Dipo Nusantara Pua Upa, S.H., M.Kn., which was approved by the MoLHR through its Letter No. AHU-03769.40.20.2014 dated June 10, 2014, PT Metra Media’s stockholders approved the change of name of PT Metra Media into PT Metra Digital Investama (“MDI”).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(a)     Metra  (continued)

On August 29, 2014, Metra signed a Shareholders Agreement with Telstra Holding Singapore Pte. Ltd. to establish a joint venture company under the name of PT Teltranet Aplikasi Solusi (“Teltranet”). Metra obtained 51% ownership in Teltranet or USD4.29 million of total USD8.43 million paid capital. Metra has no controls in determining  Teltranet’s operations and financial policies. Teltranet is engaged in the sevices and communication system (Note 10).

On December 12, 2014, based on the Circular Resolution of the Stockholders of Metra as covered by notarial deed No. 24 dated December 12, 2014 of N.M. Dipo Nusantara Pua Upa, S.H., M.Kn., which has been approved by the MoLHR through its Letter No. AHU-09792.40.21.2014 dated December 17, 2014, Metra’s stockholders approved an increase in its authorized capital to 350,000,000 shares, amounting to Rp3.5 trillion which was taken proportionately by each of the shareholders and approved an increase in its issued and paid capital to 273,307,349 shares amounting to Rp2.7 trillion.

(b)  TII

On January 9, 2013, based on the Circular Resolution of the Stockholders of TII, as covered by notarial deed No. 04 dated February 6, 2013 of Siti Safarijah, S.H., TII’s stockholders agreed to establish a subsidiary, Telekomunikasi Indonesia Internasional Australia Pty. Ltd. (“Telkom Australia”). Telkom Australia is engaged in providing telecommunication services and IT-based services.

On May 13, 2013, TII through Telekomunikasi Indonesia International (Hong Kong) Ltd. established a subsidiary in Macau under the name Telkom Macau Ltd, (“Telkom Macau”). Telkom Macau is engaged in providing telecommunication services.

On June 3, 2013, TII through Telekomunikasi Indonesia International (Hong Kong) Ltd. established a subsidiary in Taiwan under the name Telkom Taiwan Ltd, (“Telkom Taiwan”). Telkom Taiwan is engaged in providing telecommunication services.

On December 11, 2013, TII established a subsidiary in the United States of America, Telekomunikasi Indonesia International (USA), Inc. Ltd. (“Telkom USA”). Telkom USA  will be engaged in providing telecommunication services.

On September 25, 2014, TII through Telkom Australia has acquired 75% ownership of Contact Centres Australia Pty. Ltd.  (“CCA”) (Note 3a).

(c)  Sigma

On January 17, 2013, Sigma signed a Sale and Purchase of Shares and Transfer of Debt Assignment Agreement with Landeskreditbank Baden-Wurttemberg-Forderbank (“L-Bank”), and Step Stuttgarter Engineering Park Gmbh. (“STEP”) as stockholders of PT German Center Indonesia (“GCI”). Based on the agreement, Sigma agreed to buy all the shares of GCI owned by L-Bank and STEP and take over L-Bank’s stockholders’ loan with the acquisition price at US$17.8 million (equivalent to Rp170 billion). The closing of this transaction was held on April 30, 2013 (Note 3a).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

1.    GENERAL (continued)

d.   Subsidiaries (continued)

(c)  Sigma (continued)

Sigma has changed its Articles of Association several times, the latest changes was notarized in notarial deed No. 02 dated December 4, 2014 of Utiek Rochmuljati Abdurachman, SH., MLI., Mkn., regarding the changes of the authorized capital, the issued and paid capital. Changes in the Articles of Association were approved by MoLHR through its Letter No. AHU-12707.40.20.2014 dated December 11, 2014.

(d)  Infomedia

Based on notarial deed No. 04  dated March 7, 2013  of Sjaaf De Carya Siregar, S.H., Infomedia’s stockholders agreed to distribute dividend which was returned as the increment of issued and fully paid capital amounting to Rp44 billion.

Based on notarial deed No. 18 dated July 24, 2013 of Zulkifli Harahap, S.H., Infomedia’s stockholders approved the  increase of  its paid-in capital of  88,529,790 shares, amounting to Rp44 billion, which was taken proportionately by each of stockholder.

On November 20, 2013, Infomedia signed  an agreement transferring its Telephone Directory Management business to MD Media.

(e)   Dayamitra

On April 5, 2013, based on notarial deed No.002 dated April 5, 2013 of Andi Fatma Hasiah, S.H., M.Kn., Dayamitra’s stockholders agreed to distribute dividend which was returned as increment of issued and fully paid capital amounting to Rp31 billion.

On October 9, 2014, the Company signed a Conditional Shares Exchange Agreement with PT Tower Bersama Infrastructure Tbk. (“TBI”) to exchange its 49% ownership in Dayamitra for 5.7% ownership in TBI. In addition, there is an option to exchange the Company’s remaining 51% ownership in Dayamitra within 2 years that will increase the Company’s ownership up to 13.7% in TBI. As of the issuance date of this consolidated financial statement, the transaction is still in process.

(f)   Telkom Infratel

On January 16, 2014 the Company established a wholly owned subsidiary under the name PT Telkom Infrastruktur Telekomunikasi Indonesia (“Telkom Infratel”) which was  approved by the MoLHR through its Decision Letter No. AHU-03196.AH.01.01.2014  dated January 23, 2014.  Telkom Infratel is engaged in providing construction,  service and trading of telecommunications.

(g)   PINS

Based on the Circular Resolution of the Shareholders of PT Pramindo Ikat Nusantara which stated on notarial deed No. 037 dated November 29, 2012 of Andi Fatma Hasiah, S.H., M.Kn., PT Pramindo Ikat Nusantara changed its name into PT PINS Indonesia.

On May 19, 2014, PINS signed a Conditional Sale and Purchase of Shares Agreement with PT Upaya Cipta Sejahtera, PT Esa Utama Inti Persada, PT Sinarmas Sekuritas, and PT Tiphone Mobile Indonesia, Tbk (“Tiphone”). Subsequently on September 11, 2014, based on notarial deed No. 118 dated September 11, 2014 of Jimmy Tanal, S.H., M.H., PINS acquired 25% ownership in Tiphone at  a purchase price of Rp1,395 billion (Note 10).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(h)    GSD

On August 27, 2014, based on notarial deed No. 21 dated August 27, 2014 of Zulkifli Harahap, S.H., which was approved by the MoLHR in its Letter No. AHU-22722.40.10.2014  dated September 1, 2014, GSD established a subsidiary, PT Nusantara Sukses Sarana (“NSS”) and obtained 99.99% ownership. NSS is engaged in building and hotel service management, and other services. As of the date of this consolidated financial statements, NSS has no operational activities yet.

On August 27, 2014, based on notarial deed No. 22 dated August 27, 2014 of Zulkifli Harahap, S.H., which was approved by the MoLHR in its Letter No. AHU-22723.40.10.2014  dated September 1, 2014, GSD established a subsidiary, PT Nusantara Sukses Realti (“NSR”) and obtained 99.99% ownership. NSR is engaged in service and trading. As of the date of this consolidated financial statements, NSR has no operational activities yet.

On August 27, 2014, based on notarial deed No. 23 dated August 27, 2014 of Zulkifli Harahap, S.H., which was approved by the MoLHR in its Letter No. AHU-22724.40.10.2014  dated September 1, 2014, GSD established a subsidiary, PT Nusantara Sukses Investasi (“NSI”) and obtained 99.99% ownership. NSI is engaged in service and trading.

e.   Authorization for the issuance of the consolidated financial statements

The consolidated financial statements were prepared and approved for issuance by the Board of Directors on February 27, 2015.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Group has  been prepared in accordance with Financial Accounting Standards (“Standar Akuntansi Keuangan” or “SAK”) including Indonesian Financial Accounting Standards (“Pernyataan Standar Akuntansi Keuangan” or “PSAK”) and Interpretation of Financial Accounting Standards (“Interpretasi Standar Akuntansi Keuangan” or “ISAK”) in Indonesia published by Financial Accounting Standard Board of Indonesian Institute of Accountants and Regulation No. VIII.G.7 of the Capital Market and Financial Institution Supervisory Agency (“Bapepam-LK”) regarding the Presentation and Disclosures of Financial Statements of Issuers or Public Companies, enclosed in the decision letter KEP- 347/BL/2012.

a.   Basis of preparation of financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis. The measurement basis used is historical cost, except for certain accounts, which are measured using the basis mentioned in the relevant notes here in.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are presented and rounded to billions of Indonesian rupiah (“Rp”), unless otherwise stated.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a.   Basis of preparation of financial statements (continued)

Changes to the statements of financial accounting standards (PSAKs) and interpretations of statements of financial accounting standards (“Interpretasi Standar Akuntansi Keuangan” or “ISAKs”)

On January 1, 2014, the Group adopted new and revised PSAKs, which were effective in 2014. Changes to the Group’s accounting policies have been made as required in accordance with the transitional provisions in the respective standards and interpretations.

The adoption of these new/revised standards and interpretations had no material effect to the consolidated financial statements:

•         ISAK 27, “Transfer of Assets from Customers”

•         ISAK 28, “Extinguishing Financial Liabilities with Equity Instruments”

Several PSAKs and ISAKs have been issued by the Indonesian Financial Accounting Standards Board (DSAK) that are considered relevant to the financial reporting of the Group but are effective only for financial statements covering the periods beginning on or after either January 1, 2015.

Effective beginning on or after January 1, 2015

•         PSAK 1 (2013), “Presentation of Financial Statements”, adopted from International Accounting Standards (IAS) 1.

These  amendments are expected to only impact the presentation of the consolidated financial statements  and not expected to impact the Group’s consolidated financial position and performance.

•         PSAK 4 (2013), “Separate Financial Statements”, adopted from IAS 4.

The amendments are not expected to impact the Group’s consolidated financial position and performance.

•         PSAK 15 (2013), “Investments in Associates and Joint Ventures”, adopted from IAS 28.

The amendments are not expected to impact the Group’s consolidated financial position and performance.

•         PSAK 24 (2013), “Employee Benefits”, adopted from IAS 19.

The amendments are expected to impact the Group’s consolidated financial position and performance mainly for the changes in: past service costs is  no longer deferred and recognized over the vesting period; actuarial gains or losses are recognized immediately; interest cost and expected return on plan assets are replaced with net interest cost which is calculated by applying the discount rate to the net defined benefit liability or asset at the beginning  of period.

•         PSAK 46 (2014), “Income Tax”, adopted from IAS 12.

The amendments are not expected to impact the Group’s consolidated financial position and performance.

•         PSAK 48 (2014), “Asset Impairment”, adopted from IAS 36.

The amendments are not expected to impact the Group’s consolidated financial position and performance.

•         PSAK 50 (2014), “Financial Instrument: Presentation”, adopted from IAS 32.

The amendments are expected to only impact the presentation of the consolidated financial statements  and not expected to impact the Group’s consolidated financial position and performance.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a.   Basis of preparation of financial statements (continued)

Effective beginning on or after January 1, 2015

•         PSAK 55 (2014), “Financial Instrument: Measurement and Recognition”, adopted from IAS 39. The amendments are not expected to impact the Group’s consolidated financial position and performance.

•         PSAK 60 (2014), “Financial Instrument: Disclosure” adopted from International Financial Reporting Standards (IFRS) 7”.

The amendments are expected to impact the disclosure of consolidated financial statements  and not expected to impact the Group’s consolidated financial position and performance.

•         PSAK 65, “Consolidated Financial Statements”, adopted from IFRS 10.

The amendments are not expected to impact the Group’s consolidated financial position and performance.

•         PSAK 66, “Joint Arrangements”, adopted from IFRS 11.

The standards are not expected to impact the Group’s consolidated financial position and performance.

•         PSAK 67, “Disclosure of Interest in Other Entities”, adopted from IFRS 12.

The standards are not expected to impact the Group’s consolidated financial position and performance.

•         PSAK 68, “Fair Value Measurement”, adopted from IFRS 13.

The standards are not expected to impact the Group’s consolidated financial position and performance.

•         ISAK 26 (2014), “Revaluation of Embedded Derivatives”, adopted from IFRIC 9.

The interpretations are not expected to impact the Group’s consolidated financial position and performance.

b.   Principles of consolidation

The consolidated financial statements include the assets and liabilities of the Group in which the Company, directly or indirectly has ownership of more than half of the voting right  and has the ability to govern the financial and operating policies of the entity unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control, or the Company has the ability to control the entity, even though the ownership is less than or equal to half of the voting right. Subsidiaries are consolidated from the date on which effective control is obtained and are no longer consolidated from the date control ceases.

Non-controlling interest represents the portion of the profit and loss and net assets of the subsidiaries not attributable, directly or indirectly, to the Company. Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests proportionately in accordance with their ownership in the subsidiaries. Non-controlling interests are presented under the equity section of the consolidated statement of financial position, separately from the owners of the Company’s equity. In the consolidated statement of compherensive income, total profit or loss and total comprehensive income that can be attributed to the owners of the Company and to the non-controlling interests are presented separately, and not presented as income or expense.

Significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.   Principles of consolidation (continued)

In case of loss of control over a subsidiary, the Company:

•         derecognizes the assets (including goodwill) and liabilities of the subsidiary at the carrying amounts when its loses of control;

•         derecognizes the carrying amounts of any non-controling interests of its former subsidiary on the date when it loses control;

•         recognizes the fair value of the consideration received (if any) from the transaction, events, or condition that caused the loss of control;

•         recognizes the fair value of any investment retained in the subsidiary at fair value on the date of loss of control;

•         recognizes any surplus or deficit in profit or loss that is attributable to the Company.

c.   Transactions with related parties

The Group has transactions with related parties. The definition of related parties used is in accordance with the Bapepam-LK’s Regulation No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public companies, enclosed in the decision letter No. KEP-347/BL/2012. The party  which is  considered as a related party is  a person or entity that is related to the entity that is preparing its financial statements.

Under the Regulation of Bapepam-LK No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public companies, enclosed in the decision letter No.KEP-347/BL/2012, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by a government. Government in this context is the Minister of Finance or the Local Government, as the shareholder of the entity. Formerly, the Group in its disclosure applied the definition of related party used based on PSAK 7 “Related Party”.

Key management personnel are identified as the persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Group. The related-party status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

d.    Business combinations

Business combination is accounted for using the acquisition method. The consideration transferred is measured at fair value, which is the aggregate of the fair value of the assets transferred, liabilities incurred or assumed and the equity instruments issued in exchange for control of the acquiree. For each business combination, non-controlling interest is measured at fair value or at the proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed.

If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assess whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then gain is recognized in the statement of profit and loss.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.     Business combinations (continued)

When the determination of consideration from a business combination includes contingent consideration, it is measured at its fair value on acquisition date. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss when adjustments are recorded outside the measurement period. Changes in the fair value of the contingent consideration that qualify as measurement-period adjustments are adjusted retrospectively, with corresponding adjustments made against goodwill. Measurement-period adjustments are adjustments that arise from additional information obtained during the measurement period, which cannot exceed one year from the acquisition date, about facts and circumstances that existed at the acquisition date.

In a business combination achieved in stages, the acquirer remeasures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss.

Based on PSAK 38 (Revised 2012), “Common Control Business Combination”, the transfer of assets, liabilities, shares or other ownership instruments among the companies under common control would not result in a gain or loss. Since the restructuring transaction between entities under common control does not result in a change of the economic substance of the ownership of assets, liabilities, shares or other instruments of ownership, which are exchanged, assets or liabilities transferred are recorded at book value using the pooling-of-interests method. In applying the pooling-of-interests method, the components of the financial statements for the period during which the restructuring occurred must be presented in such a manner as if the restructuring has occurred since the beginning of the earliest period presented. The excess of consideration paid or received over the carrying value of interest acquired, net of income tax, is directly recognized to equity and presented as “Additional Paid-in Capital” under the equity section of the consolidated statement of financial position.

At the initial application of PSAK 38 (Revised 2012), all balances of the Difference In Value of Restructuring Transactions of Entities under Common Control was reclassified to “Additional Paid-in Capital” in the consolidated statement of financial position.

e.   Cash and cash equivalents

Cash and cash equivalents comprises cash on hand and in banks and all unrestricted time deposits with an original maturity of three months or less at the time of placement.

Time deposits with maturities of more than three months but not more than one year are presented as other current financial assets in the consolidated statement of financial position.

f.    Investments in associated companies

Investments in companies where the Group have 20% to 50% of the voting rights, and through which the Group exert significant influence, but not control, over the financial and operating policies are accounted for using the equity method. Under this method, the Group recognizes their proportionate share in the income or loss of the associated companies from the date that significant influence commences until the date that significant influence ceases.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f.    Investments in associated companies (continued)

Investments in associated companies are initially recorded at cost. On acquisition of the investment, any difference between the acqusition cost of the investment and the Group’s share of the net fair value of the associate’s identifiable assets and liabilities is accounted for as follows:

a.     Goodwill relating to an associate is included in the carrying amount of investment. Amortization of that goodwill is prohibited.

b.    Any excess of the Group's share of the net fair value of the associate's identifiable assets and liabilities over the cost of investment is included as income in the determination of the Group's share of the associate's profit or loss in the period in which the investment is acquired.

When the Group's  share of loss exceeds the carrying amount of the investments in associated companies, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group have incurred legal or constructive obligations or made payments on behalf of the associated companies.

Investment in a joint venture is accounted for using the equity method whereby the participation in a joint venture is initially recorded at cost and subsequently adjusted for changes that occur after the acquisition in the share of the venturer of the joint venture's net assets.

The Group determine at each reporting date whether there is any objective evidence that the investments in the associated companies are impaired. If there is, the Group calculates and recognizes the amount of impairment as the difference between the recoverable amount of the investments in associated companies and their carrying value.

These assets are included in long-term investment in the consolidated statement of financial position.

The functional currency of PT Pasifik Satelit Nusantara (“PSN”) and PT Citra Sari Makmur (“CSM”) is the United States dollar (“U.S. dollars”) and the functional currency of Telin Malaysia is the Malaysian ringgit (“MYR”). For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the statement of financial position date are translated into Indonesian rupiah using the rate of exchange prevailing at that date, while revenues and expenses are translated into Indonesian rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of translation adjustment in the equity section of the consolidated statement of financial position.

g.   Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less provision for impairment. This provision for impairment is made based on management’s evaluation of the collectibility of the outstanding amounts. Receivables are written off in the year they are determined to be uncollectible.

h.   Inventories

Inventories consist of components, which are subsequently expensed or transferred to property and equipment upon use. Components represent telephone terminals, cables, and other spare parts. Inventories also include Subscriber Identification Module (“SIM”) cards, Removable User Identity Module (“RUIM”) cards, handsets, set top boxes, wireless broadband modems, and blank prepaid vouchers, which are expensed upon sale.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h.   Inventories (continued)

The costs of inventories comprise of the purchase price, import duties, other taxes, transport, handling, and other costs directly attributable to their acquisition. Inventories are recognized at the lower of cost and net realizable value. Net realizable value is the estimate of selling price less the costs to sell.

Cost is determined using the weighted average method for components, SIM cards, RUIM cards, handsets, set top box, wireless broadband modem, and blank prepaid voucher.

The amounts of any write-down of inventories below cost to net realizable value and all losses of inventories are recognized as expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of general and administrative expenses in the year in which the reversal occurs.

Provision for obsolescence is primarily based on the estimated forecast of future usage of these items.

i.    Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

j.    Assets held for sale

Assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

Assets that meet the criteria to be classified as held for sale are reclassified from property and equipment and depreciation on such assets is ceased.

k.   Intangible assets

Intangible assets consist of goodwill arising from business acquisitions, software and license. Intangible assets are recognized if it is probable that the expected future economic benefits that are attributable to each asset will flow to the Group, and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their useful lives. The Group estimates the recoverable value of its intangible assets. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

Intangible assets are amortized using the straight-line method, based on the estimated useful lives of the assets as follows:

Years
Software	3-6
License	3-20
Other intangible assets	1-30

Intangible assets are derecognized when no further economic benefits are expected, either from further use or from disposal. The difference between the carrying amount and the net proceeds received from disposal is recognized in the consolidated statement of comprehensive income.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.    Property and equipment

Property and equipment directly acquired are stated at cost less accumulated depreciation and impairment losses.

The cost of an item of property and equipment includes: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition, and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

Property and equipment, except landrights, are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	15-40
Leasehold improvements	2-15
Switching equipment	3-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	3-25
Satellite, earth station and equipment	3-20
Cable network	5-25
Power supply	3-20
Data processing equipment	3-20
Other telecommunications peripherals	5
Office equipment	2-5
Vehicles	4-8
Asset Customer Premise Equipment (“CPE”)	10
Other equipment	2-5

Significant expenditures related to leasehold improvements are capitalized and amortized over the lease term.

The depreciation method, useful life and residual value of an asset are reviewed at least at each financial year-end and adjusted, if appropriate. The residual value of an asset is the estimated  amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset is already of the age and in the condition expected at the end of its useful life.

The Group periodically evaluate its  property and equipment for impairment, whenever events and circumstances indicate that the carrying amount of the assets may not be recoverable. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount, which is determined based on the higher of its fair value less cost to sell or value-in-use.

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair value unless (i) the exchange transaction lacks commercial substance; or (ii) the fair value of neither the asset received nor the asset given up is reliably measurable.

Major spare parts and standby equipment that are expected to be used for more than 12 months are recorded as part of property and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are derecognized from the consolidated statement of financial position and the resulting gains or losses on the disposal or sale of the property and equipment are recognized in the consolidated statement of comprehensive income.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.    Property and equipment (continued)

Certain computer hardware can not be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If the computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs is charged to the consolidated statement of comprehensive income as incurred. Significant renewals and betterments are capitalized.

Property under construction is stated at cost until construction is completed, at which time it is reclassified to the property and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of a qualifying asset are, capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction is completed and the asset is ready for its intended use.

m.  Leases

In determining whether an arrangement is, or contains a lease, the Group performs an evaluation over the substance of the arrangement. A lease is classified as a finance lease or operating lease based on the substance, not the forms  of the contract. Finance lease is recognized if the lease transfers substantially all the risks and rewards incidental to the ownership of the leased asset.

Assets and liabilities under a finance lease are recognized in the consolidated statement of financial position at amounts equal to the fair value of the leased assets or, if lower, the present value of the minimum lease payments. Any initial direct costs of the Group is  added to the amount recognized as assets.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the year in which they are incurred.

Leased assets are depreciated using the same method and based on the useful lives as estimated for directly acquired property and equipment. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the leased assets are fully depreciated over the shorter of the lease term and their economic useful lives.

Lease arrangements that do not meet the above criteria are accounted for as operating leases for which payments are charged as an expense on the straight-line basis over the lease period.

n.   Deferred charges - land rights

Costs incurred to process the initial legal land rights are recognized as part of the property and equipment and are not amortized. Costs incurred to process the extension or renewal of legal land rights are deferred and amortized over the shorter of the legal term of the land rights or the economic life of the land.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o.   Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business, if this period is longer). If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

p.   Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of comprehensive income over the period of the borrowings using the effective interest method.

Fees paid on obtaining loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facilities will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facilities will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facilities to which it relates.

q.   Foreign currency translations

The functional currency and the recording currency of the Group are both the Indonesian rupiah, except for the functional currency of Telekomunikasi Indonesia International Pte. Ltd., Hong Kong, Telekomunikasi Indonesia International Pte., Singapore, and Telekomunikasi Indonesia International S.A., Timor Leste whose accounting records are maintained in U.S. dollars. Transactions in foreign currencies are translated into Indonesian rupiah at the rates of exchange prevailing at transaction date. At the consolidated statement of financial position date, monetary assets and liabilities denominated in foreign currencies are translated into Indonesian rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statement of financial position date, as follows:

	2014		2013
	Buy	Sell	Buy	Sell
U.S. dollar (“US$”) 1	12,380	12,390	12,160	12,180
Euro 1	15,044	15,059	16,744	16,774
Yen 1	103.53	103.64	115.67	115.87

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statement of comprehensive income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2l).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.    Revenue and expense recognition

i.    Fixed line telephone revenues

Revenues from fixed line installations are deferred and recognized as revenue on the straight-line basis over the expected term of the customer relationships. Based on reviews of historical information and customer trends, the Company determined the expected term of the customer relationships in 2014 and 2013 to be 18 years. Revenues from usage charges are recognized as customers incur the charges. Monthly subscription charges are recognized as revenues when incurred by subscribers.

ii.    Cellular and fixed wireless telephone revenues

Revenues from postpaid service, which consist of usage and monthly charges, are recognized as follows:

•         Airtime and charges for value added services are recognized based on usage by subscribers.

•         Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from prepaid service, which consist of the sale of starter packs (also known as SIM cards in the case of cellular or  RUIM cards in the case of fixed wireless telephone and start-up load vouchers) and pulse reload vouchers, are recognized initially as unearned income and recognized proportionately as revenue based on duration and total of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.

iii.   Interconnection revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month. Interconnection revenues consist of revenues derived from other operators’ subscriber calls to the Group’s subscribers (incoming) and calls between subscribers of other operators through the Group’s  network (transit).

iv.   Data, internet and information technology service revenues

Revenues from data communication and internet are recognized based on service activity and performance which are measured by the duration of internet usage or based on the fixed amount of charges depending on the arrangements with customers.

Revenues from sales, installation and implementation of computer software and hardware, computer data network installation service and installation are recognized when the goods are delivered to customers or the installation takes place.

Revenue from computer software development service is recognized using the percentage-of-completion method.

v.   Network revenues

Revenues from network consist of revenues from leased lines and satellite transponder leases which are recognized over the period in which the services are rendered.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.    Revenue and expense recognition (continued)

vi.   Other telecommunications service revenues

Revenues from other telecommunications services consist of Revenue-Sharing Arrangements (“RSA”) and sales of other telecommunication services or goods.

The RSA are recorded in a manner similar to capital leases where the property and equipment and obligation under RSA are reflected in the consolidated statements  of financial position. All revenues generated from the RSA are recorded as a component of revenues, while a portion of the investors’ share of the revenues from the RSA is recorded as finance costs, with the balance treated as a reduction of the obligation under RSA.

Universal Service Obligation (“USO”) compensation from construction activities to design, build and finance assets for the grantor is recognized on a stage-of-completion basis. Revenues from operating and maintenance activities in respect of assets under the concession are recognized when the services are rendered.

In concession contracts  under USO, the Group has unconditional contractual rights to receive considerations from the grantor. The Group recognizes  a financial asset in its consolidated statements  of financial position, in consideration for the services they provide (designing, building, operation or maintenance of assets under concession). Such financial assets are recognized in the consolidated statements  of financial position as trade  receivables, for the amount of fair value of the infrastructure on initial recognition and subsequently at amortized cost. The receivable is settled by means of the grantor’s payments received. The financial income calculated on the basis of the effective interest rate and  recognized as finance income.

Revenues from sales of other telecommunication services or goods are recognized upon completion of services and/or delivery of goods to customers.

vii.  Multiple-element arrangements

Where two or more revenue-generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting is accounted for separately. The total revenue is allocated to each separately identifiable component based on the relative fair value of each component and the appropriate revenue recognition criteria are applied to each component as described above.

viii. Agency relationship

Revenues from an agency relationship are recorded based on the gross amount billed to the customers when the Group acts  as principal in the sale of goods and services. Revenues are recorded based on the net amount retained (the amount paid by the customer less amount paid to the suppliers) when,  in substance, the Group has acted  as agents and earned commission from the suppliers of the goods and services sold.

ix.   Customer loyalty programme

The Group operates a loyalty programme, which allows customers to accumulate points for every certain multiple of the usage of telecommunication services. The points can then be redeemed in the future for free or discounted products, provided other qualifying conditions are achieved.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.    Revenue and expense recognition (continued)

ix.   Customer loyalty programme (continued)

Consideration received is allocated between the telecommunication services and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points is determined based on historical information about redemption rate of award points.  Fair value of the points issued is deferred and recognized as revenue when the points are redeemed or expired.

x.   Expenses

Expenses are recognized as they are incurred, using accruals methods.

s.   Employee benefits

i.    Short-term employee benefits

All short-term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other short-term benefits are recognized as expense on undiscounted basis when employees have rendered service to the Group.

ii.    Pension and post-retirement health care benefit plans

The net obligations in respect of the defined pension benefit and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods, less the fair value of plan assets and as adjusted for unrecognized actuarial gains or losses and unrecognized past service cost. The calculation is performed by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there is no deep market for high quality corporate bonds.

Plan assets are assets that are held by the pension and post-retirement health care benefit plans. These assets are measured at fair value at the end of the reporting period, which is based on the securities’ quoted market price information. The amount of prepaid pension costs that can be recognized is limited to the total of any unrecognized past service costs, unrecognized actuarial losses and the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Actuarial gains or losses arising from experience adjustments and changes in actuarial assumptions, when exceeding the greater of 10% of the present value of defined benefit obligation or 10% of the fair value of plan assets, are charged or credited to the consolidated statements of comprehensive income over the average remaining service lives of the relevant employees. Prior service cost is recognized immediately if vested or amortized over the vesting period.

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and as such are included in staff costs when they become payable.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.   Employee benefits (continued)

iii.   Long Service Awards (“LSA”) and Long Service Leave (“LSL”)

Employees of Telkomsel and Patrakom are entitled to receive certain cash awards or certain numbers of days leave benefits based on length of service requirements. LSA are either paid at the time the employees reach certain anniversary dates during employment, or at the time of termination. LSL is either a certain number of days leave benefit or cash, subject to approval by management, provided to employees who have met the requisite number of years of service and with a certain minimum age.

The obligation with respect to LSA and LSL is calculated by an independent actuary using the projected unit credit method.

iv.   Pre-retirement benefits

Employees of the Company are entitled to a benefit during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years. During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to regular salary, health care, annual leave, bonus and other benefits. Benefits provided to employees who enter pre-retirement period are calculated by an independent actuary using the projected unit credit method.

v.   Other post-retirement benefits

Employees are entitled to home leave passage benefits and final housing facility benefits to their retirement age of 56 years. Those benefits are calculated by an independent actuary using the projected unit credit method.

vi.    Share-based payments

The Company operates an equity-settled, share-based compensation plan. The fair value of the employees’ services rendered which compensated with the Company’s shares is recognized as an expense in the consolidated statement of comprehensive income and credited to additional paid-in capital at the grant date.

Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of defined benefit plan terms such that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligations for part or all of the benefits provided under a defined benefit plan.

t.    Income tax

Current and deferred income taxes are recognized as income or an expense and included in the consolidated statement of comprehensive income, except to the extent that the tax arises from a transaction or event which is recognized directly in equity, in which case, the tax is  recognized directly in  equity.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.    Income tax (continued)

Current tax assets and liabilities are measured at the amounts expected to be recovered or paid using the tax rates and tax laws that have been enacted at each reporting date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, management establishes provisions based on the amounts expected to be paid to the tax authorities.

The Group recognizes deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Group also recognizes deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled, such as tax rates and tax laws which have been enacted or substantially enacted at each reporting date.

The carrying amount of deferred tax asset is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are offset in the consolidated statement of financial position, except if these are for different legal entities, in the same manner the current tax assets and liabilities are presented.

Amendment to tax obligation is recorded when an assessment letter (“Surat Ketetapan Pajak” or “SKP”) is received or if appealed against, when the results of the appeal are determined. The additional taxes  and penalty imposed through an SKP are recognized as income or expense in the current year profit or loss, unless objection/appeal is taken. The additional taxes  and penalty imposed through the SKP are deferred as long as they meet the asset recognition criteria.

u.   Financial instruments

The Group classifies financial instruments into financial assets and financial liabilities. Financial assets and liabilities are recognized initially at fair value including transaction costs. These are subsequently measured either at fair value or amortized cost using the effective interest rate method in accordance with their classification.

i.      Financial assets

The Group classifies their financial assets as (i) financial assets at fair value through profit or loss, (ii) loans and receivables, (iii) held-to-maturity financial assets or (iv) available-for-sale financial assets. The classification depends on the purpose for which the financial assets are acquired. Management determines the classification of financial assets at initial recognition.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Group commit to purchase or sell the assets.

The Group’s financial assets include cash and cash equivalents, other current financial assets, trade receivables and other receivables, long-term investments, advances and other non-current financial assets.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.   Financial instruments (continued)

i.      Financial assets (continued)

a.     Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets classified as held for trading. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking. Gains or losses arising from changes in fair value of the trading securities are presented as other (expenses)/income in consolidated statement of comprehensive income in the period in which they arise. Financial asset measured at fair value through profit loss consists of derivative asset-put option which is recognized as part of other current financial assets.

b.    Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Loans and receivables consist of, among other things, cash and cash equivalents, trade receivables, other receivables, other current financial assets and other non-current financial assets.

These are initially recognized at fair value including transaction costs and subsequently measured at amortized cost, using the effective interest method.

c.     Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that management has the positive intention and ability to hold to maturity, other than:

a)     those that the Group  upon initial recognition designates as assets at fair value through profit or loss;

b)    those that the Group  designates as available for sale; and

c)     those that meet the definition of loans and receivables.

No financial assets were classified as held-to-maturity financial assets as of December 31, 2014 and 2013.

d.    Available-for-sale financial assets

Available-for-sale investments are non-derivative financial assets that are intended to be held for indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss. Available-for-sale financial assets consist of available-for-sale securities which are recorded as other current financial asset in the consolidated statements of financial position.

Available-for-sale securities are stated at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from income of the current period and are reported as a separate component in the equity section of the consolidated statements of financial position until realized. Realized gains or losses from the sale of available-for-sale securities are recognized in the consolidated statements of comprehensive income, and are determined on the specific identification basis. A decline in the fair value of any available-for-sale securities below cost that is deemed to be other than temporary is charged to the consolidated statement of comprehensive income.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.   Financial instruments (continued)

ii.    Financial liabilities

The Group classifies their financial liabilities as (i) financial liabilities at fair value through profit or loss or (ii) financial liabilities measured at amortized cost.

The Group’s financial liabilities include trade payables and other payables, accrued expenses, loans and other borrowings which consist of short-term bank loans, obligations under capital lease, two step loans, bonds and notes, and bank loans.

a.     Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities classified as held for trading. A financial liability is classified as held for trading if it is incurred principally for the purpose of selling or repurchasing them in the near term and for which there is evidence of a recent actual pattern of short-term profit taking.

No financial liabilities were categorized as held for trading as of December 31, 2014 and 2013.

b.    Financial liabilities measured at amortized cost

Financial liabilities that are not classified as liabilities at fair value through profit or loss fall into this category and are measured at amortized cost. Financial liabilities measured at amortized cost are trade and  other payables, accrued expenses, loans, bonds and notes.

iii.   Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the assets and settle the liabilities simultaneously.

iv.    Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or liability settled, in an arms’ length transaction.

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same,a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 44.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.   Financial instruments (continued)

v.   Impairment of financial assets

The Group assesses the impairment of financial assets if there is objective evidence that a loss event has a negative impact on the estimated future cash flows of the financial asset. Impairment is recognized when the loss event can be reliably estimated. Losses expected as a result of future events, no matter how likely, are not recognized.

Impairment loss on financial assets carried at amortized cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is recognized in profit or loss as an impairment loss. The amount of the cumulative loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized.

vi.   Derecognition of financial instrument

The Group derecognizes  a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the Group transfers  substantially all the risks and rewards of ownership of the financial asset.

The Group derecognizes  a financial liability when the obligation specified in the contract is discharged or cancelled or expired.

v.   Treasury stock

Reacquired Company shares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction to equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. The portion of treasury stock transferred for employees ownership program is accounted for at its fair value at grand date. The difference between the cost and the proceeds from the sale/transfer value of treasury stock is credited to “Additional Paid-in Capital”.

w.   Dividends

Dividend for distribution to the stockholders is recognized as a liability in the consolidated financial statements in the year in which the dividend is approved by the stockholders. The interim dividend as a liability based on the Board of Directors’ decision supported by the approval from the Board of Commissioners.

x.   Basic earnings per share and earnings per ADS

Basic earnings pershare is computed by dividing profit for the year attributable to owners of the parent company by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying basic earnings per share by 200, the number of shares represented by each ADS.

The Company does not have potentially dilutive financial investments.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

y.   Segment information

The Group's segment information is presented based upon identified operating segments. An operating segment is a component of an entity: a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity); b) whose operating results are regularly reviewed by the Group's  chief operating decision maker i.e., the Directors, to make decisions about resources to be allocated to the segment and assess its performance, and c) for which discrete financial information is available.

z.   Provision

Provision is recognized when the Group have a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the obligation.

aa.  Impairment of non-financial assets

The Group assesses, at the end of each reporting period, whether there is an indication that an asset may be impaired. If such indication exists, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the Cash-Generating Unit (“CGU”) to which the asset belongs (“the asset’s CGU”).

The recoverable amount of an asset (either individual asset or CGU) is the higher of the asset’s fair value less costs to sell and its value in use. Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, the Group uses an appropriate valuation model to determine the fair value of the asset. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses of continuing operations are recognized in  profit or loss under “Depreciation and amortization” in the consolidated statement of comprehensive income.

An assessment is made at the end of each reporting period as to whether there is any indication that previously recognized impairment losses for an asset,  other than goodwill,  may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset,  other than goodwill,  is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited such that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in profit or loss.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment loss relating to goodwill cannot be reversed in future periods.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ab. Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

i.    Retirement benefits

The present value of the retirement benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of retirement benefit obligations.

The Group determines the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the obligations. In determining the appropriate discount rate, the Group considers the interest rates of government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligations.

If there is an improvement in the ratings of such government bonds or a decrease in interest rates as a result of improving economic conditions, there could be a material impact on the discount rate used in determining the post-employment benefits obligations. Other key assumptions for retirement benefit obligations are based in part on current market conditions. Additional information is disclosed in Notes 34, 35 and 36.

ii.   Useful lives of property and equipment

The Group estimate the useful lives of their property and equipment and intangible assets based on expected asset utilization, considering strategic business plans, expected future technological developments and market behavior. The estimates of useful lives of property and equipment are based on the Group’s collective assessment of industry practice, internal technical evaluation and experience with similar assets.

The Group review estimates of useful lives at least each financial year end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of the assets. The amounts and timing of recorded expenses for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the property and equipment is a change in accounting estimates and is applied prospectively in profit or loss in the period of the change and future periods.

Details of the nature and carrying amount of property and equipment are disclosed in Note 11.

iii.  Provision for impairment of receivables

The Group assesses  whether there is objective evidence that trade receivables have been impaired at the end of each reporting period. Provision for impairment of receivables is calculated based on a review of the current status of existing receivables and historical collection experience. Such provisions are adjusted periodically to reflect the actual and anticipated experience. Details of the nature and carrying amount of provision for impairment of receivables are disclosed in Note 6.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ab. Critical accounting estimates and judgments (continued)

iv.  Income taxes

Significant judgement is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made. Details of the nature and carrying amount of income tax are disclosed in Note 31.

v.     Impairment of non-financial assets

The Group annually assesses  whether goodwill is impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount. The recoverable amount of an asset or a cash-generating unit is determined based on the higher of its fair value less costs to sell and its value in use, calculated on the basis of management’s assumptions and estimations.

The Group determines the estimated recoverable amount based on the future cash flows projections from the continuing use of the asset and the net cash flows to be received for the disposal of an asset at the end of its useful life. Those projections are estimated for the asset in its current condition and not included future cash flows that are expected to arise from a future restructuring to which the Group is not yet committed and improving or enhancing the asset’s performance.

The assessment  of recoverable amount is sensitive to the management’s judgments in establishing forecasts of future cash flows. These judgments are applied based on our understanding  of historical and current information, and expectations of the Group’s future plan and performance. Further details are presented in Note 11.

3.   BUSINESS COMBINATIONS

a.    Acquisitions

Acquisition of PT German Center Indonesia

On January 17, 2013, Sigma signed a sales and purchase of shares agreement and transfer of debt with Landeskreditbank Baden-Wurttemberg-Forderbank (“L-Bank”) and Step Stuttgarter Engineering Park Gmbh (“STEP”) as the shareholders of PT German Centre Indonesia (“GCI”). Further, on April 30, 2013,  Sigma has bought all shares owned by L-Bank and STEP in GCI. Through this acquisition, Sigma enlarged its data center capacity that can be offered to its customers.

Acquisition of Patrakom

On September 25, 2013, based on notarial deed No. 22 of Ashoya Ratam, S.H.,M.Kn, the Company entered  into a Sales  and Purchase Agreement (SPA) with PT ELNUSA Tbk to acquire 40%  ownership in Patrakom for Rp45.6 billion. As a result, the Company’s ownership in Patrakom increase from 40% to 80% (Note 10).

Further, on November 29, 2013, based on notarial deed No. 54 of Ashoya Ratam, S.H., M.Kn.,  dated November 29, 2013 the Company has signed a SPA with PT Tanjung Mustika Tbk to acquire the remaining of 20%  ownership in Patrakom for Rp24.8 billion.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

3.   BUSINESS COMBINATIONS (continued)

a.     Acquisitions (continued)

Acquisition of Patrakom (continued)

Patrakom is a satellite-based closed fixed telecommunications network operator and provider of communications solutions and network with a permit as Operator of Micro Earth Stations Communications Systems (“SKSBM”) in partnership with manufacturers of telecommunications equipment to serve various companies. Through this  acquisition, the Company can integrate Patrakom’s business activities in accordance with the Company’s business development plan.

The fair values of the assets acquired and liability transferred at the acquisition dates are as follows:

	GCI	Patrakom	Total
Cash and equivalents	3	39	42
Other current assets	18	122	140
Property and equipment (Note 11)	225	171	396
Current liabilities	(15)	(171)	(186)
Non-current liabilities	(16)	(45)	(61)
Fair value of the identifiable net assets acquired	215	116	331
Bargain purchase	(42)	-	(42)
Fair value of previously held equity interests	-	(46)	(46)
Fair value of the consideration transferred	173	70	243

The excess of fair value of the identifiable net assets acquired over the fair value of the consideration transferred amounting Rp42 billion, was recorded as other income in the consolidated statement of comprehensive income of the year 2013. Cost related to the acquisition amounting to Rp4.3 billion was incurred in 2013.

Since the acquisition dates, GCI and Patrakom have generated operating revenue amounting to Rp374 billion.

Acquisition of CCA

On June 14, 2014, the shareholders of CCA and Telkom Australia entered into an agreement to purchase 75% ownership in CCA amounting for AU$10,843,000 or equivalent to Rp116 billion. The acquisition was completed on September 25, 2014.

CCA is a private company based in Surry Hills, Sydney and established in 2002. This company provides comprehensive and integrated BPO solutions with other services for a complete end-to-end solution.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

3.   BUSINESS COMBINATIONS (continued)

a.     Acquisitions (continued)

The fair values of the assets acquired and liabilities transferred at the acquisition date were as follows:

Total
Cash and equivalents	6
Trade receivable	20
Other current assets	17
Property and equipment	6
Intangibles	78
Lease	4
Current liabilities	(29)
Non current liabilities	(2)
Fair value of identifiable net asset acquired	100
Fair value of non-controlling interest	(39)
Goodwill	54
Fair value of consideration transferred	115

Exchange rate prevailing at the time of acquisition is Rp10,655/AU$.

Since the acquisition date, CCA have generated operating revenue amounting to AU$ 1,139,997 (equivalent to Rp12 billion). The net cash flow to acquire control, net of cash acquired, amounting to Rp110 billion.

The business combination transactions mentioned in above has complied to the related Bapepam-LK Regulations.

b.    Disposal of Indonusa

On October 8, 2013, the Company sold 80% of its ownership in Indonusa to PT Trans Corpora and PT Trans Media Corpora for Rp926 billion. Further, on the same date, the Company, Metra and PT Trans Corpora signed a Shareholders Agreement that establishes mutual relationship among the shareholders of Indonusa, including the grant of the right to the Company and Metra to sell their 20% remaining ownership in Indonusa to PT Trans Corpora at any time in 24 months after the second year of the closing transaction at a certain price (Put Option).

The Company had received the full payment for the sale transaction.

The Company recognized the gain on sale of Indonusa shares in the consolidated statement of comprehensive income of the year 2013 as follows:

Amount
Fair value of considerations received:
Cash	926
Put Option	289
Fair value of interest retained in Indonusa (Note 10)	182
Carrying amount of assets and liabilities of Indonusa	(14)
Gain on sale of shares	1,383

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

4.   CASH AND CASH EQUIVALENTS

	2014	2013
Cash on hand	24	7
Cash in banks
Related parties
Rupiah
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	611	804
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	384	409
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	213	70
Others	15	56
	1,223	1,339
Foreign currencies
Bank Mandiri	230	458
BNI	332	224
BRI	104	75
Others	0	0
	666	757
Sub-total	1,889	2,096
Third parties
Rupiah
Others (each below Rp75 billion)	187	225
Foreign currencies
Standard Chartered Bank (“SCB”)	398	313
Hong Kong and Shanghai Banking Corporation Ltd (“HSBC”)	95	66
Others (each below Rp75 billion)	87	36
	580	415
Sub-total	767	640
Total cash in banks	2,656	2,736
Time deposits
Related parties
Rupiah
BRI	4,443	2,445
BNI	1,285	1,975
Bank Mandiri	852	1,271
BTN	25	375
Others	1	50
	6,606	6,116

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

4.   CASH AND CASH EQUIVALENTS (continued)

	2014	2013
Time deposits (continued)
Related parties (continued)
Foreign currencies
BRI	1,713	3,260
Bank Mandiri	248	-
BNI	8	264
	1,969	3,524
Sub-total	8,575	9,640
Third parties
Rupiah
PT Bank CIMB Niaga Tbk (“Bank CIMB Niaga”)	2,057	83
PT Bank Permata Tbk (“Bank Permata”)	1,350	40
PT Bank Mega Tbk (“Bank Mega”)	1,057	275
PT Bank UOB Indonesia (“UOB”)	100	10
PT Bank Ekonomi Raharja Tbk (“Bank Ekonomi”)	75	73
PT Bank Muamalat Indonesia Tbk (“Bank Muamalat”)	66	150
PT Bank Pembangunan Daerah Jawa Barat dan Banten TBK (“BJB”)	54	245
PT Bank Central Asia Tbk (“BCA”)	23	599
PT Bank Tabungan Pensiun Negara Tbk (“BTPN”)	1	136
PT Bank Yudha Bhakti	-	145
PT Bank Internasional Indonesia Tbk (“BII”)	-	126
Others (each below Rp75 billion)	143	187
	4,926	2,069
Foreign currencies
Bank Permata	720	-
PT Bank OCBC NISP Tbk (“OCBC NISP”)	448	244
Bank Mega	323	-
	1,491	244
Sub-total	6,417	2,313
Total time deposits	14,992	11,953
Grand Total	17,672	14,696

Interest rates per annum on time deposits are as follows:

	2014	2013
Rupiah	4.00%-11.50%	1.00%-11.50%
Foreign currencies	0.03%-3.00%	0.03%-3.00%

The related parties in which the Group places its funds are state-owned banks. The Group placed a majority of its cash and cash equivalents in these banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State.

Refer to Note 37 for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

5.   OTHER CURRENT FINANCIAL ASSETS

	2014	2013
Time deposits
Related parties
Bank Mandiri	100	-
BRI	-	1,000
Others	-	19
Sub-total	100	1,019
Third parties
SCB	10	1,859
Bank CIMB Niaga	-	1,800
OCBC NISP	-	1,600
Others	-	10
Sub-total	10	5,269
Total time deposits	110	6,288
Available-for-sale financial assets
Related parties
Government	130	133
State-owned enterprises	55	74
Sub-total	185	207
Third parties	69	65
Total available-for-sale financial assets	254	272
Escrow account	2,121	-
Others	312	312
Total	2,797	6,872

As of December 31, 2014 and 2013, time deposits denominated in foreign currency amounted to Rp110  billion and Rp59 billion, respectively.

Escrow account represents Telkomsel’s account in BNI, in relation to the Conditional Business Transfer Agreement between Telkomsel and the Company (Note 41c.ii).

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	2014	2013
Rupiah	-	1.60%-10.50%
Foreign currencies	0.85%-1.00%	1.00%-1.10%

Refer to Note 37  for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

6.   TRADE RECEIVABLES

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.   By debtor

(i)     Related parties

	2014	2013
State-owned enterprises	458	877
Indonusa	290	180
PT Indosat Tbk (“Indosat”)	72	48
CSM	52	45
Others	276	241
Total	1,148	1,391
Provision for impairment of receivables	(402)	(491)
Net	746	900

(ii)    Third parties

	2014	2013
Individual and business subscribers	7,777	7,010
Overseas international carriers	636	497
Total	8,413	7,507
Provision for impairment of receivables	(2,694)	(2,381)
Net	5,719	5,126

Trade receivables from certain parties are presented net of the Group’s liabilities to such parties due to the existence of a legal right of set-off in accordance with the agreements with those parties.

b.   By age

(i)     Related parties

	2014	2013
Up to 6 months	587	836
7 to 12 months	124	223
More than 12 months	437	332
Total	1,148	1,391
Provision for impairment of receivables	(402)	(491)
Net	746	900

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

6.   TRADE RECEIVABLES (continued)

b.   By age (continued)

(ii)    Third parties

	2014	2013
Up to 3 months	4,906	4,526
More than 3 months	3,507	2,981
Total	8,413	7,507
Provision for impairment of receivables	(2,694)	(2,381)
Net	5,719	5,126

(iii)  Aging of total trade receivables

	2014		2013
	Gross	Provision for impairment of receivables	Gross	Provision for impairment of receivables
Not past due	3,237	127	3,618	10
Past due up to 3 months	2,173	262	1,525	401
Past due more than 3 to 6 months	642	321	703	321
Past due more than 6 months	3,509	2,386	3,052	2,140
Total	9,561	3,096	8,898	2,872

The Group has made provision for impairment of trade receivables based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of December 31, 2014 and 2013, the carrying amount of trade receivables of the Group considered past due but not impaired amounted to Rp3,355  billion and Rp2,418 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

c.   By currency

(i)   Related parties

	2014	2013
Rupiah	1,122	1,361
U.S. dollar	26	30
Total	1,148	1,391
Provision for impairment of receivables	(402)	(491)
Net	746	900

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

6.   TRADE RECEIVABLES (continued)

c.   By currency (continued)

(ii)    Third parties

	2014	2013
Rupiah	7,475	6,699
U.S. dollar	903	806
Australian dollar	31	-
Euro	3	1
Hong Kong dollar	1	1
Total	8,413	7,507
Provision for impairment of receivables	(2,694)	(2,381)
Net	5,719	5,126

d.   Movements in the provision for impairment of receivables

	2014	2013
Beginning balance	2,872	2,047
Provision recognized during the year (Note 29)	784	1,589
Receivables written-off	(560)	(622)
Acquisition	-	1
Divestment (Note 3)	-	(158)
Reclassification	-	15
Ending balance	3,096	2,872

The receivables written off are related-party and third-party trade receivables.

Management believes that the provision for impairment of trade receivables is adequate to cover losses on uncollectible trade receivables.

As of December 31, 2014, certain trade receivables of the subsidiaries amounting to Rp2,571 billion have been pledged as collateral under lending agreements (Notes 17, 20 and 21).

Refer to Note 37 for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

7.   INVENTORIES

	2014	2013
Components	279	272
SIM cards, RUIM cards, set top boxes, and blank prepaid vouchers	105	102
Others	133	157
Total	517	531
Provision for obsolescence
Components	(15)	(21)
SIM cards, RUIM cards, set top boxes, and blank prepaid vouchers	(28)	(1)
Others	0	-
Total	(43)	(22)
Net	474	509

Movements in the provision for obsolescence are as follows:

	2014	2013
Beginning balance	22	148
Provision (reversal) recognized during the year	39	(29)
Inventory write off	(18)	-
Reclassification	-	(96)
Divestment (Note 3)	-	(1)
Ending balance	43	22

The inventories recognized as expense and included in operations, maintenance, and telecommunication service expenses (Note 28) as of December 31, 2014 and 2013 amounted to Rp1,031  billion and Rp752 billion, respectively.

Management believes that the provision is adequate to cover losses from declines in inventory value due to obsolescence.

Certain inventories of the Company’s subsidiaries amounting to Rp57  billion have been pledged as collateral under lending agreements (Notes 17 and 21).

As of December 31, 2014 and 2013, modules and components held by the Group has  been insured against fire, theft, and other specific risks with book value amounting to Rp237  billion and Rp280 billion, respectively. Modules are recorded as part of property and equipment. Total sum insured as of December 31, 2014 and 2013 amounted to Rp266  billion and Rp261 billion, respectively.

Management believes that the insurance coverage is adequate to cover potential losses of certain inventories which happens to the Group.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

8.   ADVANCES AND PREPAID EXPENSES

	2014	2013
Frequency license (Notes 41c.i and 41c.ii)	2,699	2,330
Prepaid rental	983	744
Advances	410	297
Salaries	218	209
Deferred expense	51	124
Insurance	34	84
Others (each below Rp75 billion)	338	149
Total	4,733	3,937

Refer to Note 37 for details of related party transactions.

9.   ASSET HELD FOR SALE

This account represents the carrying amount of Telkomsel’s equipment to be exchanged with equipment of Nokia Siemens Network Oy (“NSN Oy”) and PT Huawei Tech Investment (“PT Huawei”). The amount will be used as part of the settlement for the acquisition of equipment from these companies.

In 2014 and 2013, Telkomsel’s equipment with net carrying amount of Rp41  billion and Rp105 billion, respectively, are reclassified to asset held for sale (Note 11c.vi).

Asset held for sale is presented under personal segment (Note 38).

10.  LONG-TERM INVESTMENTS

	2014
	Percentage of ownership	Beginning balance	Addition (Deduction)	Share of net (loss) profit of associated company	Translation adjustment	Ending balance
Long-term investments in associated companies:
Tiphone[a]	24.92	-	1,395	(3)	-	1,392
Indonusa[b]	20.00	189	32	-	-	221
Teltranetc	51.00	-	52	(0)	-	52
PT Melon Indonesia (“Melon”)[d]	51.00	39	-	4	-	43
PT Integrasi Logistik Cipta Solusi (“ILCS”)[e]	49.00	37	-	1	-	38
Telin Malaysia[f]	49.00	18	8	(19)	(1)	6
CSM[g]	25.00	-	-	-	-	-
PSN[h]	14.60	-	-	-	-	-
Sub-total		283	1,487	(17)	(1)	1,752
Other long-term investments		21	(6)	-	-	15
Total long-term investments		304	1,481	(17)	(1)	1,767

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

10.  LONG-TERM INVESTMENTS (continued)

	2014
	Assets	Liabilities	Revenue	Gain (loss)
Long-term investments in associated companies:
Tiphone[a]	5,017	2,518	14,590	305
Indonusa[b]	761	987	387	(74)
Teltranet[c]	104	0	-	(0)
Melon[d]	137	53	134	8
ILCS[e]	110	33	99	2
Telin Malaysia[f]	12	1	8	(41)
CSM[g]	1,090	1,614	173	(196)
PSN[h]	1,231	2,185	440	3
Total	8,462	7,391	15,831	7

	2013
	Percentage of ownership	Beginning balance	Addition (Deduction)	Share of net (loss) profit of associated company	Dividend	Translation adjustment	Ending balance
Long-term investments in associated companies:
Indonusa[b]	20.00	-	182	7	-	-	189
Melon[d]	51.00	42	-	(3)	-	-	39
ILCS[e]	49.00	48	-	(11)	-	-	37
Telin Malaysia[f]	49.00	-	20	(6)	-	4	18
CSM[g]	25.00	20	-	(20)	-	-	-
PSN[h]	22.38	-	-	-	-	-	-
Patrakom[i]	40.00	46	(46)	2	(2)	-	-
Scicom[j]	29.71	98	(88)	2	(3)	(9)	-
Sub-total		254	68	(29)	(5)	(5)	283
Other long-term investments		21	-	-	-	-	21
Total long-term investments		275	68	(29)	(5)	(5)	304

	2013
	Assets	Liabilities	Revenue	Loss
Long-term investments in associated companies:
Indonusa[b]	655	669	363	(124)
Melon[d]	90	22	73	(6)
ILCS [e]	88	13	4	(22)
Telin Malaysia[f]	37	1	0	(11)
CSM [g]	1,273	1,387	306	(181)
PSN[h]	817	2,148	462	(55)
Total	2,960	4,240	1,208	(399)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

10.  LONG-TERM INVESTMENTS (continued)

a  Tiphone was established on June 25, 2008 as Tiphone Mobile Indonesia Tbk. The main activity of Company is engaged in telecommunication equipment businesses, such as celullar phone including the spare parts, accessories, pulse reload vouchers, repair service and content provider through its subsidiaries. On September 18, 2014, the Company through PINS acquired 25% ownerships in Tiphone amounted to Rp1,395 billion (Note 1d).

Reconciliation of financial information to the carrying amount of long-term investment in Tiphone:

Amount
Assets	5,017
Liabilities	(2,518)
Net assets	2,499
Net assets, excluding goodwill (Rp203 billion)	2,296
Group’s proportionate shares of net assets (24.92%)	572
Intangible assets	231
Deferred tax liabilities	(58)
Goodwill	647
Carrying amount of long-term investment	1,392

b   Indonusa had been the Company’s subsidiary until 2013 when the Company disposed 80% of its interest in Indonusa (Note 3)

c   Teltranet is recorded in equity method based on agreement between Metra and Telstra Holding Singapore Pte. Ltd. on August 29, 2014. Teltranet  is enganged in communication system  services (Note 1d). Metra does not have control in determining financial and operating policies of Teltranet.

d   Melon is engaged in providing Digital Content Exchange Hub services (“DCEH”). Metra does not have control over Melon as a result of the existence of substantive participating rights held by the other venturer over the significant financial and operating policies of Melon.

e   ILCS is engaged in providing E-trade logistic services and other related services.

f   Telin Malaysia is engaged in telecommunication services in Malaysia.

g   CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities. The unrecognized share of losses of CSM for the years ended December 31, 2014 and 2013 are Rp131 billion and Rp80 billion, respectively.

h   PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia-Pacific Region. The Company’s share in losses of PSN has exceeded the carrying amount of its investment since 2001; accordingly, the investment value has been reduced to Rp nil. The unrecognized share of losses of PSN for the years ended December 31, 2014 and 2013 are Rp297 billion and Rp298  billion, respectively.

i    Patrakom is engaged in providing satellite communication system services, related services and facilities to companies in the petroleum industry. Since 2013, Patrakom has been consolidated (Notes 1d and 3).

j    Scicom is engaged in providing call center services in Malaysia. On September 19, 2013, the Company sold its investment in Scicom (MSC) Berhad-Malaysia (Scicom), with the proceeds of disposal and the carrying amount of the investment on the date of disposal amounting to Rp153 billion and Rp88 billion, respectively, resulting in a gain of Rp65 billion.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

11.  PROPERTY AND EQUIPMENT

	Januari 1, 2014	Business acquisition	Additions	Deductions	Reclassifications/ Translations	December 31, 2014
At cost:
Directly acquired assets
Land rights	1,098	-	107	(21)	-	1,184
Buildings	4,224	-	131	(19)	235	4,571
Leasehold improvements	812	-	49	(52)	134	943
Switching equipment	18,705	-	331	(496)	668	19,208
Telegraph, telex and data communication
equipment	6	-	-	-	-	6
Transmission installation and equipment	95,853	-	2,298	(1,235)	10,657	107,573
Satellite, earth station and equipment	7,456	-	312	(21)	180	7,927
Cable network	28,987	-	3,025	(250)	1,352	33,114
Power supply	11,755	-	225	(78)	874	12,776
Data processing equipment	9,230	-	684	(53)	381	10,242
Other telecommunications peripherals	500	-	102	-	(0)	602
Office equipment	770	4	191	(5)	(9)	951
Vehicles	332	2	18	(6)	(0)	346
Other equipment	104	-	-	-	(5)	99
Property under construction	1,971	-	16,660	(15)	(14,763)	3,853
Assets under finance lease
Transmission installation and equipment	5,683	-	495	(296)	-	5,882
Data processing equipment	123	-	-	(21)	-	102
Office equipment	7	-	15	(1)	-	21
Vehicles	26	-	18	-	0	44
CPE assets	22	-	-	-	-	22
RSA assets	459	-	-	-	(207)	252
Total	188,123	6	24,661	(2,569)	(503)	209,718

	January 1, 2014	Additions	Impairments	Deductions	Reclassifications/ Translations	December 31, 2014
Accumulated depreciation and impairment losses:
Directly acquired assets
Buildings	1,840	135	-	(16)	(5)	1,954
Leasehold improvements	649	71	-	(52)	1	669
Switching equipment	12,903	1,549	-	(496)	(95)	13,861
Telegraph, telex and data communication equipment	3	1	-	-	-	4
Transmission installation and equipment	46,666	9,084	406	(1,161)	(231)	54,764
Satellite, earth station and equipment	5,190	577	332	-	(0)	6,099
Cable network	17,758	1,101	67	(249)	85	18,762
Power supply	6,794	1,246	-	(62)	(0)	7,978
Data processing equipment	6,822	869	-	(57)	(10)	7,624
Other telecommunications peripherals	267	55	-	-	0	322
Office equipment	564	109	-	(5)	(9)	659
Vehicles	68	46	-	(2)	1	113
Other equipment	100	2	-	-	(5)	97
Assets under finance lease
Transmission installation and equipment	1,345	632	-	(296)	-	1,681
Data processing equipment	83	17	-	(21)	-	79
Office equipment	2	3	-	(1)	2	6
Vehicles	1	4	-	-	-	5
CPE asets	13	2	-	-	-	15
RSA assets	294	130	-	-	(207)	217
Total	101,362	15,633	805	(2,418)	(473)	114,909
Net Book Value	86,761					94,809

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

11.   PROPERTY AND EQUIPMENT (continued)

	January 1, 2013	Business acquisition	Divestment	Additions	Deductions	Reclassifications/ Translations	December 31, 2013
At cost:
Directly acquired assets
Land rights	977	110	-	13	-	(2)	1,098
Buildings	3,787	120	-	98	(1)	220	4,224
Leasehold improvements	783	-	-	24	(27)	32	812
Switching equipment	23,750	0	-	428	(2,896)	(2,577)	18,705
Telegraph, telex and data communication equipment	19	-	-	-	-	(13)	6
Transmission installation and equipment	85,289	-	-	1,777	(1,311)	10,098	95,853
Satellite, earth station and equipment	7,267	158	(110)	56	(2)	87	7,456
Cable network	27,658	-	(601)	2,084	(117)	(37)	28,987
Power supply	10,434	3	(0)	253	(71)	1,136	11,755
Data processing equipment	8,196	-	(1)	968	(62)	129	9,230
Other telecommunications peripherals	280	-	-	230	-	(10)	500
Office equipment	680	5	(11)	138	(1)	(41)	770
Vehicles	71	0	(1)	279	(1)	(16)	332
Other equipment	111	-	(2)	0	-	(5)	104
Property under construction	1,312	-	-	15,349	-	(14,690)	1,971
Assets under finance lease
Transmission installation and equipment	2,873	-	(30)	3,170	(330)	-	5,683
Data processing equipment	339	-	-	5	(221)	-	123
Office equipment	15	-	-	-	(8)	-	7
Vehicles	-	-	-	26	(0)	-	26
CPE assets	22	-	-	-	-	-	22
RSA assets	459	-	-	-	-	-	459
Total	174,322	396	(756)	24,898	(5,048)	(5,689)	188,123

	January 1, 2013	Business acquisition	Divestment	Additions	Impairments	Deductions	Reclassifications/ Translations	December 31, 2013
Accumulated depreciation and impairment losses:
Directly acquired assets
Buildings	1,739	-	-	163	-	(0	(62)	1,840
Leasehold improvements	609	-	-	67	-	(27)	-	649
Switching equipment	17,105	-	-	1,982	-	(2,718)	(3,466)	12,903
Telegraph, telex and datacommunication equipment	16	-	-	-	-	-	(13)	3
Transmission installation and equipment	41,210	-	-	7,609	321	(1,205)	(1,269)	46,666
Satellite, earth station and equipment	4,684	-	(142)	663	226	(2)	(239)	5,190
Cable network	17,291	-	(181)	1,022	49	(106)	(317)	17,758
Power supply	5,982	-	(0)	1,171	-	(67)	(292)	6,794
Data processing equipment	6,355	-	(1)	738	-	(49)	(221)	6,822
Other telecommunications peripherals	259	-	-	18	-	-	(10)	267
Office equipment	548	-	(6)	72	-	(1)	(49)	564
Vehicles	61	-	(1)	25	-	(1)	(16)	68
Other equipment	102	-	(1)	4	-	-	(5)	100
Assets under finance lease
Transmission installation and equipment	782	-	(3)	896	-	(330)	0	1,345
Data processing equipment	261	-	-	37	-	(215)	-	83
Office equipment	7	-	-	1	-	(6)	-	2
Vehicles	-	-	-	1	-	(0)	-	1
CPE asets	11	-	-	2	-	-	-	13
RSA assets	253	-	-	41	-	-	-	294
Total	97,275	-	(335)	14,512	596	(4,727)	(5,959)	101,362
Net Book Value	77,047							86,761

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

11.  PROPERTY AND EQUIPMENT (continued)

a.   Gain on disposal or sale of property and equipment

	2014	2013
Proceeds from sale of property and equipment	501	466
Net book value	(64)	(36)
Gain on disposal or sale of property and equipment	437	430

b.  Assets impairment

As of December 31 2014 and 2013, the CGUs that independently generate cash inflows were fixed wireline, fixed wireless, cellular and others.

As of December 31 2013, there were indications of impairment in the fixed wireless CGU (presented as part of personal segment), which were mainly due to increased competition in the fixed wireless market that resulted in lower average tariffs, declining active customers and declining average revenue per user. The Company assessed the recoverable value of the assets in the CGU and determined that assets for the fixed wireless CGU were impaired by Rp596 billion. The recoverable amount has been determined based on value-in-use (VIU) calculations. This calculation used the most recent cash flows projection approved by management covering five-year period and with cash flows beyond the five-year period extrapolated using perpetuity growth rate. Management’s cash flow projection also incorporates management’s reasonable expectations for developments in macro economic conditions and market expectations for the Indonesian telecommunications industry. Management applied a pre-tax discount rate of 13.5% derived from the Company’s post-tax weighted average cost of capital and benchmarked to externally available data.

In 2014, the Group decided to cease its fixed wireless business no later than December 15, 2015. The Company assessed the recoverable amount to be Rp549 billion as of December 31, 2014 and determined that the assets for fixed wireless CGU were further impaired by Rp805 billion. The recoverable amount has been determined based on VIU calculation using the most recent cash flows projection approved by management. The cash flows projection included cash inflows from the continuing use of the assets during the remaining service period and projected net cash flows to be received for the disposal of the assets for fixed wireless CGU at the end of service period. Projected net cash flows to be received for the disposal of the assets was determined based on cost approach, adjusted for physical, technological and economic obsolescence. Management applied a pre-tax discount rate of 13.5% derived from the Company’s post-tax weighted average cost of capital and benchmarked to externally available data. In addition, management also applied technological and economic obsolescence rate of 30% based on the Company’s internal data, as there is a lack of comparable market data because of the nature of the assets. The calculation of VIU calculation is most sensitive to technological and economic obsolescence rate assumption. An increase in technological and economic obsolescence rate to 40% would result in a further impairment of Rp70 billion.

Loss on impairment of assets was recognized within “Depreciation and Amortization” in the consolidated statement of comprehensive income.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

11.  PROPERTY AND EQUIPMENT (continued)

c.   Others

(i)     Interest capitalized to property under construction amounted to Rp251  billion and Rp100 billion for the years ended December 31, 2014 and 2013, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranges from 10.14%  to 18.31% and from 9.75% to 13.07% for the years ended December 31, 2014 and 2013, respectively.

(ii)     No foreign exchange loss was capitalized as part of property under construction for the years ended December 31, 2014 and 2013.

(iii)   In 2014 and 2013, the Group received the proceeds from the insurance claim on the lost and broken property and equipment, with a total value of Rp212 billion and Rp60 billion, respectively. The proceeds were recorded as part of “Other Income” in the consolidated statement of comprehensive income. In 2014 and 2013, the net carrying value of those assets of Rp50 billion and Rp17 billion, respectively, were charged to  the consolidated statement of comprehensive income.

(iv)    In 2012, Telkomsel decided to replace certain equipment units with net carrying amount of Rp1,037 billion, as part of a modernization program. Accordingly, Telkomsel changed the estimated useful lives of such equipment. In 2014 and 2013, the effect of the change is the additional depreciation expense amounting  to Rp84  billion and Rp131 billion, respectively.

In 2014, Telkomsel decided to replace certain equipment units with net carrying amount of Rp252 billion, as part of modernization program. Accordingly, Telkomsel changed the estimated  useful lives  of such  equipment. In 2014, the effect of the change is the additional depreciation expense amounting  to Rp252 billion.

(v)    In 2012, the useful lives of Telkomsel’s towers were changed from 10 years to 20 years to reflect their current economic useful lives. The impact is a reduction of depreciation expense by Rp565  billion and Rp606 billion, respectively, for the years  ended December 31, 2014 and 2013.

The impact of the change in the estimated useful lives of the towers in future periods is to increase the profit before income tax as follows:

Years	Amount
2015	469
2016	301
2017	92

In 2014, the useful lives of Telkomsel’s buildings and transmissions were changed from 20 years to 40 years, and from 10 years to 15 and 20 years, to reflect their current economic useful lives. The impact is a reduction of depreciation expense by Rp289 billion for the year  ended December 31, 2014.

The impact of the change in the estimated useful lives of the buildings and transmissions in future periods is to increase the profit before income tax as follows:

Years	Amount
2015	264
2016	244
2017	198
2018	135

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

11.  PROPERTY AND EQUIPMENT (continued)

c.  Others (continued)

(vi)   Exchange of property and equipment

•      In 2012 and 2011, the Company entered into a Procurement and Installation Agreement for the Modernization of the Copper Cable Network through Optimization of Asset Copper Cable Network through Trade In/Trade Off method with PT Len  Industri (“LEN”) and PT Industri Telekomunikasi Indonesia (“INTI”), respectively.

In 2014 and 2013, the Company derecognized the copper cable network asset with net carrying value of Rp1.8  billion and Rp1.6 billion, respectively, and recorded the fiber optic network asset from the exchange transaction of Rp435 billion and Rp203 billion.

•      In 2014 and 2013, certain equipment units of Telkomsel with net carrying amount of Rp37 billion and Rp268 billion, respectively, were exchanged with equipment from NSN Oy and PT Huawei. As of December 31, 2014 and 2013, Telkomsel’s equipment with net carrying amount of Rp41 billion and Rp105 billion, respectively, are going to be exchanged with equipment from NSN Oy and PT Huawei, therefore, these equipment units were reclassified as assets held for sale (Note 9).

(vii)  The Group own several pieces of land rights located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 10-45 years which will expire between 2015 and 2053. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

(viii)  As of December 31, 2014, the Group’s property and equipment except land rights, with net carrying amount of Rp85,352  billion were insured against fire, theft, earthquake and other specified risks, including business interruption, under blanket policies totalling Rp15,244 billion, US$119 million, EURO113 thousand, HKD19 million and SGD29 million. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

(ix)   As of December 31, 2014, the percentage of completion of property under construction was around 34% of the total contract value, with estimated dates of completion between January 2015 and November 2016. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network and power supply. Management believes that there is no impediment to the completion of the construction in progress.

(x)    All assets owned by the Company have been pledged as collateral for bonds (Note 20a). Certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp6,962 billion have been pledged as collateral under lending agreements (Notes 17 and 21).

(xi)   As of December 31, 2014 the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp47,910 billion. The Group is  currently performing modernization of network assets to replace the fully depreciated property and equipment.

(xii)  As of December 31, 2014, the total fair values of land rights and buildings of the Group, which are determined based on the sale value of the tax object (“Nilai Jual Objek Pajak” or “NJOP”) of the related land rights and buildings, amounted to Rp19,412 billion.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

11.  PROPERTY AND EQUIPMENT (continued)

c.   Others (continued)

(xiii) The Company and Telkomsel entered into several agreements with PT Professional Telekomunikasi Indonesia, PT Tower Bersama Infrastructure Tbk, PT Solusindo Kreasi Pratama, PT Naragita Dinamika Komunika, PT Solusindo Tunas Pratama and other tower providers to lease spaces in telecommunication towers (slot) and sites of the towers for a period of 10 years. The Company and Telkomsel may extend the lease period based on the agreement by both parties. In addition, the Group also has lease commitments for property and equipment under RSA, transmission installation and equipment, data processing equipment, office equipment, vehicles and CPE assets with the option to purchase certain leased assets at the end of the lease terms.

Future minimum lease payments for assets under finance lease are as follows:

Year	2014	2013
2014	-	1,070
2015	975	885
2016	927	847
2017	898	813
2018	830	754
2019	758	681
Thereafter	2,147	1,854
Total minimum lease payments	6,535	6,904
Interest	(1,746)	(1,935)
Net present value of minimum lease payments	4,789	4,969
Current maturities (Note 18a)	(571)	(648)
Long-term portion (Note 18b)	4,218	4,321

12.  ADVANCES AND OTHER NON-CURRENT ASSETS

Advances and other non-current assets as of December 31, 2014 and 2013 consist of:

	2014	2013
Advances for purchase of property and equipment	3,354	1,550
Prepaid rental - net of current portion (Note 8)	1,587	1,403
Frequency license - net of current portion (Note 8)	493	619
Deferred charges	484	529
Long-term trade receivables - net of current portion (Note 6)	362	558
Restricted cash	112	54
Others	87	82
Total	6,479	4,795

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

12.  ADVANCES AND OTHER NON-CURRENT ASSETS (continued)

Prepaid rental covers rent of leased line and telecommunication equipment and land and building under lease agreements of the Group with rental periods ranging from 1 to 40 years.

Long- term trade receivables are measured at amortized cost using the effective interest rate method payable in installments over 4 years, and arose from providing telecommunication access and services in rural areas (USO) (Note 41c.v).

As of December 31, 2014 and 2013, deferred charges represent deferred Revenue-Sharing Arrangement (“RSA”) charges and deferred Indefeasible Right of Use (“IRU”) Agreement charges. Total amortization of deferred charges for the years ended December 31, 2014 and 2013 amounted to Rp86 billion and Rp91 billion, respectively.

As of December 31, 2014 and 2013, the carrying amount of the Group’s temporarily idle property and equipment amounted to Rp1 billion and Rp0 billion, respectively.

Refer to Note 37 for details of related party transactions.

13.  INTANGIBLE ASSETS

(i)   The changes in the carrying amount of goodwill, software, license and other intangible assets for the years ended December 31, 2014 and 2013 are as follows:

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, December 31, 2013	270	3,432	67	401	4,170
Additions	-	1,340	0	107	1,447
Acquisition (Note 3a)	54	-	-	78	132
Deductions	-	(0)	-	(13)	(13)
Reclassifications/translations	(2)	(1)	-	(1)	(4)
Balance, December 31, 2014	322	4,771	67	572	5,732
Accumulated amortization and impairment losses:
Balance, December 31, 2013	(29)	(2,278)	(37)	(318)	(2,662)
Amortization	-	(583)	(6)	(30)	(619)
Deductions	-	-	-	13	13
Reclasification/translation	-	(1)	-	-	(1)
Balance, December 31, 2014	(29)	(2,862)	(43)	(335)	(3,269)
Net Book Value	293	1,909	24	237	2,463

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, December 31, 2012	269	2,909	66	400	3,644
Additions	1	521	1	114	637
Deductions	-	(8)	-	(112)	(120)
Reclassifications/translations	-	10	-	(1)	9
Balance, December 31, 2013	270	3,432	67	401	4,170

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

13.  INTANGIBLE ASSETS (continued)

	Goodwill	Software	License	Other intangible assets	Total
Accumulated amortization and impairment losses:
Balance, December 31, 2012	(29)	(1,825)	(31)	(316)	(2,201)
Amortization	-	(458)	(6)	(114)	(578)
Deductions	-	8	-	112	120
Reclassifications/translations	-	(3)	-	-	(3)
Balance, December 31, 2013	(29)	(2,278)	(37)	(318)	(2,662)
Net Book Value	241	1,154	30	83	1,508

(ii)   Goodwill resulted from acquisition of CCA in 2014 (Notes 1d and 3a), sales-purchase transaction of Data Center Business between Sigma and BDM in 2012, and from the acquisitions  of Ad Medika in 2010 and Sigma in 2008.

(iii)  The remaining amortization periods of software range from 1 to 6  years.

(iv)  As of December 31, 2014 the cost of fully amortized intangible assets that are still used in operations amounted to Rp1,745  billion.

14.  TRADE PAYABLES

	2014	2013
Related parties
Purchase of equipment, materials and services	723	805
Payables to other telecommunications providers	47	21
Sub-total	770	826
Third parties
Purchase of equipment, materials and services	9,471	9,758
Radio frequency usage charges, concession fees and Universal Service Obligation charges	1,160	960
Payables to other telecommunications providers	429	56
Sub-total	11,060	10,774
Total	11,830	11,600

Trade payables by currency are as follows:

	2014	2013
Rupiah	9,100	8,174
U.S. dollar	2,684	3,373
Others	46	53
Total	11,830	11,600

Refer to Note 37 for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

15.  ACCRUED EXPENSES

	2014	2013
Operations, maintenance and telecommunications services	2,640	2,504
Salaries and benefits	1,091	1,453
General, administrative and marketing expenses	1,291	1,126
Interest and bank charges	189	181
Total	5,211	5,264

Refer to Note 37 for details of related party transactions.

16.  UNEARNED INCOME

	2014	2013
Prepaid pulse reload vouchers	3,588	3,117
Other telecommunications services	78	46
Others	297	327
Total	3,963	3,490

17.  SHORT-TERM BANK LOANS

		2014		2013
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Citibank N.A	US$	100	1,244	-	-
Bank CIMB Niaga	Rp	-	234	-	155
UOB	Rp	-	200	-	130
PT Bank Danamon Indonesia Tbk (“Bank Danamon”)	Rp	-	60	-	80
Others	Rp	-	72	-	67
Total			1,810		432

Refer to Note 37 for details of related party transactions.

Other significant information relating to short-term bank loans as of December 31, 2014 is as follows:

	Borrower	Currency	Total facility (in billions)	Maturity date	Interest payment period	Interest rate per annum	Security
Citibank N.A
April 22, 2014	Telkomsel	US$	0.1	February 13, 2015	Quarterly	LIBOR+1.2%	None
Bank CIMB Niaga
April 25, 2005 [a]	Balebat	Rp	12	October 18, 2015	Monthly	13.00%	Property and equipment (Note 11), Inventories (Note 7), and trade receivables (Note 6)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

17.  SHORT-TERM BANK LOANS (continued)

Other significant information relating to short-term bank loans as at December 31, 2014 is as follows:

(continued)

	Borrower	Currency	Total facility (in billions)	Maturity date	Interest payment period	Interest rate per annum	Security
Bank CIMB Niaga (continued)
April 29, 2008 [a]	Balebat	Rp	10	October 18, 2015	Monthly	13.00%	Property and equipment (Note 11), inventories (Note 7), and trade receivables (Note 6)
March 21, 2013 [b]	Infomedia	Rp	38	October 18, 2015	Monthly	12.00%	Trade receivables (Note 6)
March 25, 2013 [b]	Infomedia	Rp	38	October 18, 2015	Monthly	12.00%	Trade receivables (Note 6)
March 27, 2013 [b]	Infomedia	Rp	24	October 18, 2015	Monthly	12.00%	Trade receivables (Note 6)
April 28, 2013 [c]	GSD	Rp	85	November 11, 2015	Monthly	11.50%	Property and equipment (Note 11)
September 22, 2014	Balebat	Rp	25	April 30, 2015	Monthly	13.00%	Property and equipment (Note 11), inventories (Note 7), and trade receivables (Note 6)
September 22, 2014	Balebat	Rp	5	October 18, 2015	Monthly	13.00%	Property and equipment (Note 11), inventories (Note 7), and trade receivables (Note 6)
October 29, 2014	Infomedia Solusi Humanika	Rp	50	October 29, 2015	Monthly	12.00%	Trade receivables (Note 6)
UOB
November 22, 2013	Infomedia	Rp	200	November 22, 2015	Monthly	12.00%	Trade receivables (Note 6)
Bank Danamon [d]
August 23, 2013	Infomedia	Rp	80	August 23, 2015	Monthly	12.00%	Trade receivable (Note 6)

The credit facilities obtained by the Company’s subsidiaries are used for working capital purposes.

a   Based on the latest amendment on September 22, 2014

b   Based on the latest amendment on October 16, 2014

c   Based on the latest amendment on November 11, 2014

d   Based on the latest amandment on August 23, 2014

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

18.  CURRENT MATURITIES OF LONG-TERM LIABILITIES

a.   Current maturities

	Notes	2014	2013
Bank loans	21	4,052	3,956
Bonds and notes	20	1,069	276
Obligations under finance leases	11	571	648
Two-step loans	19	207	213
Total		5,899	5,093

Refer to Note 37 for details of related party transactions.

b.   Long-term portion

Scheduled principal payments as of December 31, 2014 are as follows:

			Year
	Notes	Total	2016	2017	2018	2019	Thereafter
Bank loans	21	7,878	2,490	2,100	1,826	656	806
Obligations under finance leases	11	4,218	574	601	592	571	1,880
Bonds and notes	20	2,239	23	1	-	220	1,995
Two-step loans	19	1,408	210	211	188	169	630
Total		15,743	3,297	2,913	2,606	1,616	5,311

19.  TWO-STEP LOANS

Two-step loans are unsecured loans obtained by the Government which are then re-loaned to the Company. The loans entered into up to July 1994 are payable in rupiah based on the exchange rate at the date of drawdown. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		2014		2013
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Overseas banks	Yen	7,679	796	8,447	979
	US$	31	381	35	429
	Rp	-	438	-	507
Total			1,615		1,915
Current maturities (Note 18a)			(207)		(213)
Long-term portion (Note 18b)			1,408		1,702

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

19.  TWO-STEP LOANS (continued)

Lenders	Currency	Payment schedule	Interest payment period	Interest rate per annum
Overseas banks	US$	Semi-annually	Semi-annually	4.00%
	Rp	Semi-annually	Semi-annually	8.50%
	Yen	Semi-annually	Semi-annually	3.10%

The loans were intended for the development of telecommunications infrastructure and supporting telecommunications equipment. The loans are due on various dates through 2024.

Since 2008, the Company had used all facilities under the two-step loans program and the drawdown period for the two-step loans had expired.

Under the loan covenants, the Company is required to maintain financial ratios as follows:

a.   Projected net revenue to projected debt service ratio should exceed 1.2:1 for the two-step loans originating from Asian Development Bank (“ADB”).

b.   Internal financing (earnings before depreciation and finance costs) should exceed 20% compared to annual average capital expenditures for loans originating from the ADB.

As of December  31, 2014, the Company has complied with the above-mentioned ratios.

Refer to Note 37 for details of related party transactions.

20.  BONDS AND NOTES

		2014		2013
		Outstanding		Outstanding
Bonds and notes	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Bonds
Series A	Rp	-	1,005	-	1,005
Series B	Rp	-	1,995	-	1,995
Medium Term Notes (“MTN”)
GSD
Series A	Rp	-	220	-	-
Promissory Notes
PT Huawei	US$	4	52	18	213
PT ZTE Indonesia (“ZTE”)	US$	3	36	11	136
Total			3,308		3,349
Current maturities (Note 18a)			(1,069)		(276)
Long-term portion (Note 18b)			2,239		3,073

a.   Bonds

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	1,005	The Company	IDX	June 25, 2010	July 6, 2015	Quarterly	9.60%
Series B	1,995	The Company	IDX	June 25, 2010	July 6, 2020	Quarterly	10.20%
Total	3,000

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

20.  BONDS AND NOTES (continued)

a.   Bonds (continued)

The bonds are secured by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 11c.x). The underwriters of the bonds are Bahana, PT Danareksa Sekuritas and PT Mandiri Sekuritas and the trustee is PT CIMB Niaga Tbk.

The Company received the proceeds from the issuance of bonds on July 6, 2010.

The funds received from the public offering of bonds net of issuance costs, were used to increase capital expenditures which consisted of wave broadband (bandwidth, softswitching, datacom, information technology and others), infrastructure (backbone, metro network, regional metro junction, internet protocol, and satellite system) and to optimize legacy and supporting facilities (fixed wireline and wireless).

As of December 31, 2014, the rating of the bonds issued by PT Pemeringkat Efek Indonesia (Pefindo) is idAAA (stable outlook).

Based on the indenture trusts  agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.   Debt to equity ratio should not exceed 2:1.

2.   EBITDA to finance costs ratio should not be less than 5:1.

3.   Debt service coverage is 125%.

As of December 31, 2014, the Company has complied with the above mentioned ratios.

b.   MTN

Notes	Currency	Principal	Issuance date	Maturity date	Interest payment period	Interest rate per annum
GSD
Series A	Rp	220	November 14, 2014	November 14, 2019	Semi-annually	11%

Based on Agreement of Issuance and Appointment of Monitoring and Insurance Agents of Medium Term Notes (MTN) PT Graha Sarana Duta year 2014 dated November 13, 2014 as covered by notarial deed No. 30 of Arry Supratno, S.H., GSD will issue MTN with the principle amount up to Rp500 billion in series.

PT Mandiri Sekuritas act as the Arranger, Bank Mandiri as the Monitoring and Insurance Agent, and KSEI as Custodian. The Funds obtained from MTN are used for investment projects.

Trade receivables, inventories, land and building related with investment development funded by MTN that has owned or will be owned by GSD,  have been pledged as collateral for MTN (Notes  6, 7 and 11).

According to the agreement, GSD is required to comply with all covenants or restrictions including maintaining financial ratios as follows :

1.     Debt to equity ratio should not exceed  6.5:1

2.     EBITDA to interest ratio should not be less than 1.2:1

3.     Minimum current ratio is 120%

4.     Maximum leverage ratio is 450%

On December 31, 2014, GSD has complied with the above mentioned ratios.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

20.  BONDS AND NOTES (continued)

c.   Promissory Notes

Supplier	Currency	Principal (in billions)	Issuance date	Payment schedule	Interest payment period	Interest rate per annum
PT Huawei	US$	0.3	June 19, 2009	Semi-annually	Semi-annually	6 month LIBOR+2.45%
		0.2	April 30, 2013	(January 11,2015-July 30, 2016)		6 month LIBOR+1.5%
ZTE	US$	0.1	August 20, 2009 [a]	Semi-annually (February 4, 2015-February 4, 2017)	Semi-annually	6 month LIBOR+1.5%

abased on the latest amendment on August 15, 2011

Based on Agreement of Frame Supply and Deferred Payment Arrangement between the Company and ZTE and PT Huawei, the promissory notes issued by the Company to each of ZTE and PT Huawei are vendor financing facilities with no collateral covering 85% of Hand-over Report (“Berita Acara Serah Terima”) projects with ZTE and PT Huawei.

21.  BANK LOANS

		2014		2013
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
BRI	Rp	-	3,398	-	3,035
	US$	1	6	-	-
Syndication of banks	Rp	-	2,200	-	2,426
BNI	Rp	-	2,195	-	1,305
Bank Mandiri	Rp	-	1,750	-	722
The Bank of Tokyo-Mitsubishi-UFJ, Ltd.	Rp	-	600	-	-
Bank CIMB Niaga	Rp	-	567	-	365
ABN Amro Bank N.V. Stockholm (“AAB Stockholm”) and SCB	US$	38	478	55	673
Japan Bank for International Cooperation (“JBIC”)	US$	34	424	18	219
BCA	Rp	-	373	-	858
Others	Rp	-	10	-	32
	US$	-	-	1	12
Total			12,001		9,647
Unamortized debt issuance cost			(71)		(56)
			11,930		9,591
Current maturities (Note 18a)			(4,052)		(3,956)
Long-term portion (Note 18b)			7,878		5,635

Refer to Note 37 for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

21.  BANK LOANS (continued)

Other significant information relating to bank loans as of December 31, 2014 is as follows:

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Payment schedule	Interest payment period	Interest rate per annum	Security
BRI
October 13, 2010[a]	The Company	Rp	3,000	1,000	Semi-annually (2013-2015)	Quarterly	3 months JIBOR+1.25%	None
July 20, 2011[a]	Dayamitra	Rp	1,000	180	Semi-annually (2011-2017)	Quarterly	3 months JIBOR+1.40% and 3 months JIBOR+3.50%	Property and equipment (Note 11)
April 26, 2013	GSD	Rp	141	28	Monthly (2014-2018)	Monthly	10.00%	Property and equipment(Note 11) and lease agreement
October 30, 2013	GSD	Rp	70	0.6	Monthly (2014-2021)	Monthly	10.00%	Property and equipment (Note 11) and trade receivables, (Note 6) and lease agreement
October 30, 2013	GSD	Rp	34	0.6	Monthly (2014-2021)	Monthly	10.00%	Property and equipment (Note 11) and trade receivables, (Note 6) and lease agreement
November 20, 2013	The Company	Rp	1,500	-	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
October 1, 2014	Patrakom	Rp	28	2	Monthly (2014-2016)	Monthly	10.95%	Property and equipment (Note 11) and trade receivables (Note 6)
October 1, 2014	Patrakom	US$	0.0007	0.00008	Monthly (2014-2015)	Monthly	6.00%	Property and equipment (Note 11) and trade receivables (Note 6)
Syndication of banks
June 16, 2009 (BNI and BRI)	The Company	Rp	2,700	675	Semi-annually (2011-2014)	Quarterly	3 months JIBOR+2.45%	None
December 19, 2012 (BNI, BRI and Bank Mandiri) [a]	Dayamitra	Rp	2,500	300	Semi-annually (2014-2020)	Quarterly	3 months JIBOR+3.00%	Property and equipment (Note 11) and trade receivables (Note 6)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

21.  BANK LOANS (continued)

Other significant information relating to bank loans as of December 31, 2014 is as follows (continued):

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Payment schedule	Interest payment period	Interest rate per annum	Security
BNI
October 13, 2010[a]	The Company	Rp	1,000	286	Semi-annually (2013-2015)	Quarterly	3 months JIBOR+1.25%	None
December 23, 2011 [a]	PINS	Rp	500	86	Semi-annually (2013-2016)	Quarterly	3 months JIBOR+1.50%	Inventories (Note 7) and trade receivables(Note 6)
November 28, 2012[a]	Metra	Rp	44	8.8	Annually (2013-2015)	Monthly	11.00%	Property and equipment (Note 11) and trade receivables(Note 6)
March 13, 2013[a]	Sigma	Rp	300	117	Monthly (2013-2015)	Monthly	1 month JIBOR+3.35%	Property and equipment (Note 11) and trade receivables(Note 6)
March 26, 2013[a]	Metra	Rp	60	20	Quarterly (2013-2016)	Monthly	11.00%	Property and equipment (Note 11) and trade receivables(Note 6)
May 2, 2013[a]	Sigma	Rp	313	236	Monthly (2015-2021)	Monthly	1 month JIBOR+3.35%	Property and equipment (Note 11) and trade receivables(Note 6)
November 20, 2013	The Company	Rp	1,500	-	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
November 25, 2013[a]	Metra	Rp	90	30	Quarterly (2013-2016)	Monthly	11.00%	Property and equipment (Note 11) and trade receivables(Note 6)
January 10, 2014[a]	Sigma	Rp	322	74	Monthly (2016-2022)	Monthly	1 month JIBOR+3.35%	Property and equipment (Note 11) and trade receivables(Note 6)
July 21, 2014 [a]	Metra	Rp	40	-	Semi-annually (2015-2017)	Monthly	11.00%	Property and equipment (Note 11) and trade receivables(Note 6)
November 3, 2014[a]	Telkom Infratel	Rp	100	-	Quarterly (2015-2017)	Monthly	1 month JIBOR+3.35%	Trade receivables (Note 6)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

21.  BANK LOANS (continued)

Other significant information relating to bank loans as of December 31, 2014 is as follows (continued):

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Payment schedule	Interest payment period	Interest rate per annum	Security
Bank Mandiri
July 9, 2009[b] and July 5, 2010[b]	Telkomsel	Rp	5,000	472	Semi-annually (2009-2016)	Quarterly	3 months JIBOR+1.00%	None
November 20, 2013	The Company	Rp	1,500	-	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
AAB Stockholm and SCB
December 30, 2009b&c	Telkomsel	US$	0.3	0.02	Semi-annually (2011-2016)	Semi-annually	6 months LIBOR+0.82%	None
BCA
July 9, 2009[b] and July 5, 2010[b]	Telkomsel	Rp	4,000	445	Semi-annually (2009-2016)	Quarterly	3 months JIBOR+1.00%	None
December 16, 2010[a]	TII	Rp	200	40	Semi-annually (2011-2015)	Quarterly	3 months JIBOR+1.25%	None
JBIC
March 26, 2010a&d	The Company	US$	0.06	0.01	Semi-annually (2010-2015)	Semi-annually	4.56%	None
March 28, 2013a&g	The Company	US$	0.03	0.003	Semi-annually (2014-2019)	Semi-annually	2.18% and 6 months LIBOR+1.20%	None
Bank CIMB Niaga
March 21, 2007[e]	GSD	Rp	21	4.3	Quarterly (2007-2015)	Monthly	9.75%	Property and equipment (Note 11)
July 28, 2009[f]	Balebat	Rp	3	0.6	Monthly (2010-2015)	Monthly	13.00%	Property and equipment (Note 11), Inventories (Note 7), and trade receivables (Note 6)
May 24, 2010[f]	Balebat	Rp	2	0.6	Monthly (2010-2015)	Monthly	13.00%	Property and equipment (Note 11), Inventories (Note 7), and trade receivables (Note 6)
March 31, 2011	GSD	Rp	24	2.7	Monthly (2011-2020)	Monthly	9.75%	Property and equipment (Note 11) and lease agreement
March 31, 2011	GSD	Rp	13	1.7	Monthly (2011-2019)	Monthly	9.75%	Property and equipment (Note 11) and lease agreement
March 31, 2011	GSD	Rp	12	1.8	Monthly (2011-2016)	Monthly	9.75%	Property and equipment (Note 11) and lease agreement
September 9, 2011	GSD	Rp	41	3.9	Monthly (2011-2021)	Monthly	9.75%	Property and equipment (Note 11) and lease agreement

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

21.  BANK LOANS (continued)

Other significant information relating to bank loans as of December 31, 2014 is as follows (continued):

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Payment schedule	Interest payment period	Interest rate per annum	Security
Bank CIMB Niaga (continued)
September 9, 2011	GSD	Rp	11	3.2	Monthly (2011-2015)	Monthly	9.75%	Property and equipment (Note 11) and lease agreement
August 2, 2012[f]	Balebat	Rp	4	1	Monthly (2012-2015)	Monthly	13.00%	Property and equipment (Note 11), inventories (Note 7), and trade receivables (Note 6)
September 20, 2012[a]	TLT	Rp	1,150	-	Monthly (2015-2030)	Monthly	3 Months JIBOR +3.45%	Property and equipment (Note 11)
September 20, 2012[a]	TLT	Rp	118	-	Monthly (2015-2030)	Monthly	9.00%	Property and equipment (Note 11)
October 10, 2012[f]	Balebat	Rp	1	0.4	Monthly (2012-2015)	Monthly	13.00%	Property and equipment (Note 11), inventories (Note 7), and trade receivables (Note 6)
August 26, 2013 [f]	Balebat	Rp	3.5	0.7	Monthly (2013-2018)	Monthly	13.00%	Property and equipment (Note 11), inventories (Note 7), and trade receivables (Note 6)
The Bank of Tokyo – Mitsubishi UFJ, Ltd.
October 9, 2014	Dayamitra	Rp	600	-	Quarterly (2016-2019)	Quarterly	3 months JIBOR+2.4%	Property and equipment (Note 11) and trade receivables (Note 6)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

21.  BANK LOANS (continued)

The credit facilities obtained by the Group are used for working capital purposes.

a   As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, including maintaining financial ratios. As of December 31, 2014, the Group has  complied with all covenants as restrictions.

b   Telkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of pledges and negative pledges as well as financial and other covenants, which include, among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. As of December 31, 2014, Telkomsel has complied with the above covenants.

c   Pursuant to the agreements with PT Ericsson Indonesia (“Ericsson Indonesia”) and Ericsson AB (Note 41a.ii), Telkomsel entered into an EKN-Backed Facility Agreement (“facility”) with ABN Amro Bank N.V. Stockholm branch (as “the original lender”) and Standard Chartered Bank (as “the original lender” , “the arranger”, “the facility agent” and “the EKN agent”), and ABN Amro Bank N.V., Hong Kong (as “the arranger”) for the purchase of Ericsson telecommunication equipment and services. The facilities consist of facility 1, 2,  and 3 amounting to US$117 million, US$106 million, and US$95 million, respectively. The availability period of facility 1, 2,  and 3 expired in July 2010, March 2011 and November 2011, respectively. In October 2011, EKN agreed to reduce the premium on the unused facility by US$3 million through a cash refund.

d   In connection with the agreement with NSW-Fujitsu Consortium, the Company entered into a loan agreement with JBIC, the international arm of Japan Finance Corporation, for the purchase of NSW-Fujitsu Consortium telecommunication equipment and services. The facilities consist of facility A and B amounting to US$36 million and US$24 million, respectively.

e   Based on the latest amendment on March 31, 2011

f    Based on the latest amendment on September 22, 2014

g    In connection with the agreement with NEC Corporation Consortium and TE SubCom, the Company entered into a loan agreement with JBIC, for the procurement of goods and services from NEC Corporation Consortium and TE SubCom for the Southeast Asia Japan Cable System project. The facilities consist of facility A and facility B amounting to US$18.8 million and US$12.5 million, respectively

22.  NON-CONTROLLING INTERESTS

	2014	2013
Non-controlling interests in net assets of subsidiaries:
Telkomsel	18,063	16,735
GSD	125	58
Metra	88	87
TII	42	-
Patrakom	-	2
Total	18,318	16,882

	2014	2013
Non-controlling interests in total comprehensive income (loss) of subsidiaries:
Telkomsel	6,790	6,071
Metra	22	20
TII	3	-
Patrakom	-	0
GSD	(7)	(6)
Total	6,808	6,085

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

23.  CAPITAL STOCK

		2014
Description	Number of shares	Percentage of ownership	Total paid-up capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.56	2,580
The Bank of New York Mellon Corporation*	9,472,920,180	9.65	474
Directors (Note 1b):
Indra Utoyo	27,540	0	0
Honesti Basyir	540	0	0
Dian Rachmawan	60,540	0	0
Public (individually less than 5%)	37,100,491,240	37.79	1,855
Total	98,175,853,600	100.00	4,909
Treasury stock (Note 25)	2,624,142,800	-	131
Total	100,799,996,400	100.00	5,040

		2013
Description	Number of shares	Percentage of ownership	Total paid-up capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	53.14	2,580
The Bank of New York Mellon Corporation*	10,031,129,780	10.33	502
Directors (Note 1b):
Indra Utoyo	27,540	0	0
Honesti Basyir	540	0	0
Priyantono Rudito	540	0	0
Sukardi Silalahi	540	0	0
Public (individually less than 5%)	35,467,341,100	36.53	1,773
Total	97,100,853,600	100.00	4,855
Treasury stock (Note 25)	3,699,142,800	-	185
Total	100,799,996,400	100.00	5,040

* The Bank of New York Mellon Corporation serves as the Depositary of registered ADS holders for the Company’s ADSs.

The Company issued only 1 Series A Dwiwarna share which is held by the Government and cannot be transferred to any party, and has a veto in the General Meeting of Stockholders of the Company with respect to election and removal from the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

24.  ADDITIONAL PAID-IN CAPITAL

	2014	2013
Proceeds from sale of 933,333,000 shares in excess of par value through IPO in 1995	1,446	1,446
Excess of value over cost of selling 215,000,000 shares under the treasury stock plan phase II (Note 25)	576	-
Excess of value over cost of selling 211,290,500 shares under the treasury stock plan phase I (Note 25)	544	544
Difference in value arising from restructuring transactions and other transactions between entities under common control (Note 2d)	478	478
Excess of value over cost of treasury stock transferred to employee stock ownership program (Note 25)	228	228
Capitalization into 746,666,640 Series B shares in 1999	(373)	(373)
Net	2,899	2,323

Difference in value arising from restructuring transactions and other transactions of entities under common control amounting Rp478 billion arose from the early termination of the Company’s exclusive rights to provide local and inter-local fixed line telecommunication services, for which the Company is required by the Government to use the funds received from this compensation for the development of telecommunication infrastructure. As of December 31, 2014 and 2013, the accumulated development of the related infrastructure amounted to Rp537 billion.

25.  TREASURY STOCK

			Maximum Purchase
Phase	Basis	Period	Number of Shares	Amount
I	EGM	December 21, 2005 - June 20, 2007	1,007,999,964	Rp5,250
II	AGM	June 29, 2007 - December, 28, 2008	215,000,000	Rp2,000
III	AGM	June 20, 2008 - December 20, 2009	339,443,313	Rp3,000
-	BAPEPAM - LK	October 13, 2008 - January 12, 2009	4,031,999,856	Rp3,000
IV	AGM	May 19, 2011 - November 20, 2012	645,161,290	Rp5,000

Movements in treasury stock as a result of the repurchase of shares are as follows:

	2014			2013
	Number of shares*	%	Rp	Number of shares*	%	Rp
Beginning balance	3,699,142,800	3.67	5,805	5,054,652,300	5.01	8,067
Transfer to employees stock ownership program	-	-	-	(299,057,000)	(0.29)	(433)
Proceeds from sale of treasury stock	(1,075,000,000)	(1.07)	(1,969)	(1,056,452,500)	(1.05)	(1,829)
Ending balance	2,624,142,800	2.60	3,836	3,699,142,800	3.67	5,805

* After stock split (Note 1c)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

25.  TREASURY STOCK (continued)

Pursuant to the AGM of Stockholders of the Company held on June 11, 2010, the stockholders approved the change in the Company’s plan for treasury stock phase I, II, and III to become (i) for reissuance inside or outside stock exchange, (ii) for retirement of the stock by deducting from equity, (iii) for equity stock conversion and (iv) for funding purposes.

In the AGM  on April 19, 2013, the Company's stockholders approved the change to the plan for the treasury stock phase III, which was decided to be used for the implementation of the Employee Stock Ownership Program (“ESOP”) for the year 2013.

On May 31, 2013, the Company offered to all its eligible employees and those of its subsidiaries (collectively referred to as the “participants”), the right to purchase a fixed number of its shares at a certain price. The shares have become an entitlement of the employees on the transaction dates and are no longer conditional on the satisfaction of any vesting conditions. Shares which are held by employees through the ESOP have a lock-up period that varies from 0 up to 12 months, depending on the position of the employee.

In the lock-up period, participants may not transfer shares or have shares transactions either through or outside the stock exchange.

Price per share offered was Rp10,714 and each participant received allowance (discount) of Rp5,575 per share. At the closing of this program, the Company had transferred a part of the treasury stock phase III to employees totaling 59,811,400 shares (equivalent to 299,057,000 shares after the stock split) with fair value amounting to Rp661 billion. The excess amounting to Rp228 billion in value of treasury stock transferred over their acquisition cost was recorded as additional paid-in capital (Note 24).

The difference between the fair value of treasury stock and amount paid by the participants amounting to Rp353 billion is recorded in the consolidated statement of comprehensive income (Note 27).

On July 30, 2013, the Company resold 211,290,500 shares (equal to 1,056,452,500 shares after stock split) of treasury stock phase I with fair value amounting to Rp2,409 billion. The excess amounting to Rp544 billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (net of related cost to sell the shares) (Note 24).

On June 13, 2014, the Company resold 215,000,000  shares (equal to 1,075,000,000  shares after stock split) of treasury stock phase II  with fair value amounting to Rp2,541 billion (net of related  cost to sell the shares). The excess amounting to Rp576  billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 24).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

26.  REVENUES

	2014	2013
Telephone Revenues
Cellular
Usage charges	32,972	30,722
Features	751	686
Monthly subscription charges	567	730
	34,290	32,138
Fixed lines
Usage charges	5,347	6,453
Monthly subscription charges	2,697	2,682
Call center	736	324
Installation charges	31	12
Others	70	230
	8,881	9,701
Total Telephone Revenues	43,171	41,839
Interconnection Revenues
Domestic interconnection	2,908	2,971
International interconnection	1,800	1,872
Total Interconnection Revenues	4,708	4,843
Data, Internet, and Information Technology Service Revenues
Internet, data communication and information technology services	23,550	19,267
Short Messaging Services (“SMS”)	14,034	13,134
E-business	103	83
Voice over Internet Protocol (“VoIP”)	25	119
Total Data, Internet, and Information Technology Service Revenues	37,712	32,603
Network Revenues
Satellite transponder lease	670	392
Leased lines	610	861
Total Network Revenues	1,280	1,253
Other Telecommunications Service Revenues
Customer Premise Equipment (“CPE”) and terminal	1,033	303
Leases	777	661
Directory assistance	263	308
USO compensation	181	508
E-health	165	125
Pay TV	96	274
E-payment	74	53
Others	236	197
Total Other Telecommunications Service Revenues	2,825	2,429
Total	89,696	82,967

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

26.  REVENUES (continued)

The details of net revenues received by the Group from agency relationships for the years ended December 31, 2014 and 2013 are as follows:

	2014	2013
Gross revenues	23,920	19,557
Compensation to value added service providers	(370)	(290)
Net revenues	23,550	19,267

Refer to Note 37 for details of related party transactions.

27.  PERSONNEL EXPENSES

	2014	2013
Salaries and related benefits	3,759	3,553
Vacation pay, incentives and other benefits	3,182	3,252
Employees’ income tax	1,317	1,160
Net periodic pension costs (Note 34)	645	873
Housing	224	220
LSA expenses (Note 35)	115	19
Other employee benefit	108	71
Insurance	98	92
Net periodic post-retirement health care benefit costs (Note 36)	74	374
Other post-retirement benefit costs (Note 34)	61	66
Others	33	53
Total	9,616	9,733

Refer to Note 37 for details of related party transactions.

28.  OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICE EXPENSES

	2014	2013
Operations and maintenance	12,583	10,667
Radio frequency usage charges (Notes 41c.i and 41c.ii)	3,207	3,098
Concession fees and Universal Service Obligation charges	1,818	1,595
Electricity, gas and water	1,180	1,063
Cost of phone, set top box, SIM and RUIM cards	1,031	752
Leased lines and CPE	758	440
Vehicles rental and supporting facilities	581	439
Cost of IT services	357	677
Insurance	335	374
Project management	180	138
Others (each below Rp75 billion)	258	89
Total	22,288	19,332

Refer to Note 37 for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

29.  GENERAL AND ADMINISTRATIVE EXPENSES

	2014	2013
General expenses	967	675
Provision for impairment of receivables (Note 6d)	784	1,589
Training, education and recruitment	528	412
Collection expenses	369	340
Travelling	355	341
Professional fees	266	272
Meetings	162	138
Security and screening	104	93
Social contribution	96	85
Others (each below Rp75 billion)	332	210
Total	3,963	4,155

Refer to Note 37 for details of related party transactions.

30.  INTERCONNECTION EXPENSES

	2014	2013
Domestic interconnection and access	3,639	3,720
International interconnection	1,254	1,207
Total	4,893	4,927

Refer to Note 37 for details of related party transactions.

31.  TAXATION

a.   Claims for tax refund

	2014	2013
The Company
Value added tax (“VAT”)	298	142
Corporate income tax	60	-
Subsidiaries
Corporate income tax	363	38
Value tax added (“VAT”)	305	306
Import duties	-	10
Income tax
Article 23 - Withholding tax on service delivery	10	13
Total claims for tax refund	1,036	509
Short-term portion	(291)	(10)
Long-term portion	745	499

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

31.  TAXATION (continued)

b.   Prepaid taxes

	2014	2013
Subsidiaries
Corporate income tax	28	58
VAT	835	445
Income tax
Article 23 - Withholding tax on service delivery	27	22
	890	525

c.   Taxes payable

	2014	2013
The Company
Income taxes
Article 4 (2) - Final tax	27	11
Article 21 - Individual income tax	25	34
Article 22 - Withholding tax on goods delivery and imports	2	5
Article 23 - Withholding tax on service delivery	10	12
Article 25 - Installment of corporate income tax	61	53
Article 26 - Withholding tax on non-resident income	2	1
Article 29 - Corporate income tax	-	165
VAT
VAT	197	194
VAT - Tax collector	257	247
	581	722
Subsidiaries
Income taxes	81	48
Article 4 (2) - Final tax
Article 21 - Individual income tax	97	82
Article 23 - Withholding tax on service delivery	72	34
Article 25 - Installment of corporate income tax	483	440
Article 26 - Withholding tax on non-resident income	28	16
Article 29 - Corporate income tax	957	284
VAT	77	72
	1,795	976
	2,376	1,698

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

31.  TAXATION (continued)

d.   The components of income tax expense (benefit) are as follows:

	2014	2013
Current
The Company	822	909
Subsidiaries	6,794	6,086
	7,616	6,995
Deferred
The Company	(178)	(149)
Subsidiaries	(100)	13
	(278)	(136)
	7,338	6,859

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 20% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statement of comprehensive income is as follows:

	2014	2013
Profit before income tax	28,784	27,149
Less income subject to final tax	(2,334)	(1,780)
	26,450	25,369
Tax calculated at the Company’s applicable statutory tax rate of 20%	5,290	5,074
Difference in applicable statutory tax rate for subsidiaries	1,237	1,213
Non-deductible expenses	463	460
Final income tax expenses	168	93
Deffered tax assets that cannot be utilized - net	94	26
Others	86	(7)
Net income tax expense	7,338	6,859

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

31.  TAXATION (continued)

d.   The components of income tax expense (benefit) are as follows: (continued)

The reconciliation between the profit before income tax and the estimated taxable income of the Company for the year ended December 31, 2014 and 2013 is as follows:

	2014	2013
Profit before income tax	28,784	27,149
Add back consolidation eliminations	13,110	11,992
Consolidated profit before income tax and eliminations	41,894	39,141
Less: profit before income tax of the subsidiaries	(26,324)	(24,143)
Profit before income tax attributable to the Company	15,570	14,998
Less: income subject to final tax	(622)	(433)
	14,948	14,565
Temporary differences:
Provision for impairment of assets	805	596
Provision for impairment and trade receivables written-off	574	854
Net periodic pension and other post-retirement benefits costs	390	414
Provision for incentives to subcibers’ migration	209	-
Finance lease	64	366
Deferred installation fee	11	83
Valuation of fair value of Put Option and long-term investment	8	(352)
Payment of provision for early retirement program	-	(699)
Depreciation and gain on sale of property and equipment	(574)	(403)
Provision for personnel expenses	(342)	(13)
Other provisions	19	33
Net temporary differences	1,164	879
Permanent differences:
Employee benefits	244	247
Donations	209	193
Net periodic post-retirement health care benefit costs	74	374
Equity in net income of associates and subsidiaries	(13,121)	(11,979)
Gain on sale of long term investment	-	(499)
Others	170	460
Net permanent differences	(12,424)	(11,204)
Taxable income of the Company	3,688	4,240
Current corporate income tax expense	738	848
Final income tax expense	84	61
Total current income tax expense of the Company	822	909
Current income tax expense of the subsidiaries	6,794	6,086
Total current income tax expense	7,616	6,995

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

31.  TAXATION (continued)

d.   The components of income tax expense (benefit) are as follows: (continued)

Tax Law No. 36/2008 which futher regulated in Government Regulation No. 77/2013 stipulates a reduction of 5% from the top rate applicable to qualifying listed companies, for those whose stocks are traded in the IDX which meet the prescribed criteria that the public owns 40% or more of the total fully paid and traded shares, and such shares are owned by at least 300 parties, with each party owning less than 5% of the total paid-up shares. These requirements must be met by a company for a period of 183 days in one tax year. The Company has met all of the required criteria; therefore, for the purpose of calculating income tax expense and liabilities for the financial reporting periods of December 31, 2014 and 2013, the Company has reduced the applicable tax rate by 5%.

The Company applied a tax rate of 20% for 2014  and 2013. The subsidiaries applied a tax rate of 25% for the year ended December 31, 2014 and 2013.

The Company will submit the above corporate income tax computation in its income tax return (“Surat Pemberitahuan Tahunan” or “Annual SPT”) for the fiscal year 2014 that will be reported to the tax office based on the prevailing regulations. The amount of corporate income tax for the year ended December 31, 2013 agreed with what was reported in the Annual SPT.

e.   Tax assessment

(i)   The Company

In November 2013, the Company received tax assesment  letters (“SKPKBs”)  No. 00056/207/07/093/13 to No. 00065/207/07/093/13 dated November 15, 2013, for the underpayment of VAT for the period  January - September and November 2007 amounting to Rp142 billion. On January 20, 2014, the Company filed an objection to the Tax Authorities regarding the underpayment of VAT. The Company has received a  rejection in response to the objection through the decree of the Directorate General of Tax (“DGT”) No. 2498 to 2504 and 2541 to 2543/WPJ.19/2014 dated December 16 and 18, 2014. The Company accepted the assessment on the underpayment of VAT amounting to Rp22 billion (including penalty Rp10 billion). The accepted portion was charged to the 2014 consolidated statement of comprehensive income. The Company plans to file an appeal for the rejection on the objection of underpayment of VAT interconnections. As of the date issuance of these consolidated financial statements, the Company is still in the process of filing the appeal.

In November 2014, the Company received tax assessment letters (“SKPKBs”) as the result of tax audit for fiscal year 2011 from the Tax Authorities. Based on the letters, the Company underpaid Value Added Tax on tax period January until  December 2011 amounting  to Rp182.5 billion (include penalty Rp60 billion) and underpaid  corporate income tax in 2011 amounting  to Rp2.8 billion (include penalty Rp929 million). The Company has paid the underpayment tax. The accepted portion on the underpayment VAT amounting to Rp4.7 billion (including penalty Rp2 billion) is charged to the 2014 consolidated statement of comprehensive income and the portion of VAT Interconnection amounting to Rp178 billion (include penalty Rp58 billion) is recognized as claim for tax refund. The Company has submitted the objection to the tax assessment result in regards to the underpayment of VAT relative to Interconnections transactions in 2011 to the Tax Authorities. As of the date issuance of these consolidated financial statements, the appeal  is still in process.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

31.  TAXATION (continued)

e.   Tax assessment (continued)

(ii)   Telkomsel

On April 21, 2010, the Tax Authorities filed a judicial review request to the Indonesian Supreme Court (“SC”) for the Tax Court’s acceptance of Telkomsel’s request to cancel the Tax Collection Letter (STP) for the underpayment of December 2008 Income Tax Article 25 amounting to Rp429 billion (including a penalty of Rp8 billion). In May 2010, Telkomsel filed a contra-appeal to the SC. As of the date of approval and authorization for issuance of these consolidated financial statements, the judicial review is still in process.

On August 10, 2010, the Tax Authorities filed a judicial review request to the SC for the Tax Court’s acceptance of Telkomsel’s appeal on 2004 and 2005 assesment for VAT totaling Rp215 billion. In September 2010, Telkomsel filed a contra-appeal to the SC. Based on its verdict which was received in june 2014, the SC decided to reject the request from the tax authorities. The SC verdict is legally binding in favour of Telkomsel.

In May and June 2012, Telkomsel received the refund of penalty of 2010 Income Tax Article 25 underpayment amounting to Rp15.7 billion based on the Tax Court’s verdict. On July 17, 2012, the Tax Authorities filed a judicial review request to the SC on the Tax Court’s verdict. On September 14, 2012, Telkomsel filed a contra-appeal to the SC. As of the date of approval and authorization for issuance of these consolidated financial statements, the judicial review is still in process.

On March 12, 2012, Telkomsel received assessment letters as a result of a tax audit for the fiscal year 2010 by the Tax Authorities. Based on the letters, Telkomsel overpaid corporate income tax and underpaid VAT amounting to Rp597.4 billion and Rp302.7 billion (including penalty of Rp73.3 billion), respectively. Telkomsel accepted the assessment on the overpayment of corporate income tax and Rp12.1 billion of the underpayment of the VAT (including penalty of Rp6.3 billion). The accepted portion was charged to the 2012 consolidated statement of comprehensive income. On April 5, 2012, Telkomsel received a refund for the overpayment of corporate income tax for fiscal year 2010 amounting to Rp294.7 billion, net of underpayment of VAT. On May 24, 2012, Telkomsel filed an objection to the Tax Authorities for the underpayment of VAT of Rp290.6 billion (including penalty of Rp67 billion) and recorded it as a claim for tax refund. On May 1, 2013, the Tax Authorities rejected Telkomsel’s objection. Subsequently, on July 29, 2013, Telkomsel filed an appeal to the Tax Court. As of the date of approval and authorization for the issuance of these consolidated financial statements, the appeal is still in process.

In December 2013, the Tax Court accepted Telkomsel’s appeal on 2006 VAT and withholding taxes totaling Rp116 billion. In February 2014, Telkomsel received the refund.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

31.  TAXATION (continued)

e.   Tax assessment (continued)

(ii)   Telkomsel

On January 22, 2014, Telkomsel received a formal verdict from the Tax Court concerning the former’s claim for tax refund for import duties. Based on its verdict, Tax Court accepted the portion of Telkomsel’s claim. In February 2014, Telkomsel submitted a request to refund the accepted portion of the claim amounting to Rp8.5 billion. On September 30, 2014, Telkomsel received a partial refund of the claim for import duties amounting to Rp587 million (including penalty Rp579 million). Subsequently, on October 2, 2014, Telkomsel received a refund for VAT and income tax article 22 amounting to Rp7.92 billion.

On November 7, 2014, Telkomsel received assessment letters as a result of a tax audit for the fiscal year 2011 by the Tax Authorities. Based on the letters, Telkomsel underpaid the corporate income tax, VAT and withholding tax amounting to Rp257.8 billion, Rp2.9 billion and Rp2.2 billion (including penalty of Rp85.3 billion), respectively. Telkomsel accepted the assessment of Rp7.8 billion of the underpayment of corporate income tax, Rp1 billion of the underpayment of the VAT and Rp2.2 billion of the underpayment of the withholding tax (including penalty of Rp3.5 billion). The accepted portion was charged to the 2014 statement of comprehensive income.

In December 2014, Telkomsel paid the assessment and filed an objection to the Tax Authorities for the assessment for the underpayment of corporate income tax of Rp250 billion (including penalty of Rp81.1 billion), which Telkomsel recorded as a claim for tax refund. Management plans to file in February 2015 an objection for the assessment on the underpayment of VAT. As of the date of approval and authorization for issuance of these financial statements, the objection on the corporate income tax assessment is still in process.

f.    Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows:

	December 31, 2013	(Charged) credited to the consolidated statements of comprehensive income	December 31, 2014
The Company
Deferred tax assets:
Provision for impairment of receivables	446	24	470
Net periodic pension and other post-retirement benefits costs	213	78	291
Accrued expenses and provision for inventory obsolescence	27	49	76
Employee benefit provisions	143	(71)	72
Deferred installation fee	70	2	72
Finance leases	9	13	22
Total deferred tax assets	908	95	1,003

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

31.  TAXATION (continued)

f.    Deferred tax assets and liabilities (continued)

	December 31, 2013	(Charged) credited to the consolidated statements of comprehensive income	December 31, 2014
Deferred tax liabilities:
Difference between accounting and tax bases of property and equipment	(1,543)	85	(1,458)
Valuation of long-term investment	(70)	1	(69)
Land rights, intangible assets, and others	(11)	(3)	(14)
Total deferred tax liabilities	(1,624)	83	(1,541)
Deferred tax liabilities of the Company - net	(716)	178	(538)
Telkomsel
Deferred tax assets:
Provisions for employee benefits	254	23	277
Provision for impairment of receivables	122	8	130
Recognition of interest under USO arrangements	0	(0)	0
Total deferred tax assets	376	31	407
Deferred tax liabilities:
Difference between accounting and tax bases of property and equipment	(2,268)	224	(2,044)
Finance leases	(121)	(133)	(254)
Intangible assets	(62)	1	(61)
Total deferred tax liabilities	(2,451)	92	(2,359)
Deferred tax liabilities of Telkomsel - net	(2,075)	123	(1,952)
Deferred tax liabilities of other subsidiaries - net	(213)	(40)	(253)
Deferred tax liabilities - net	(3,004)	261	(2,743)
Deferred tax assets - net	82	17	99

	December 31, 2012	(Charged) credited to the consolidated statements of comprehensive income	Acquisition/divestment of subsidiaries	December 31, 2013
The Company
Deferred tax assets:
Provision for impairment of receivables	276	170	-	446
Net periodic pension and other post-retirement benefits costs	129	84	-	213
Employee benefit provisions	173	(30)	-	143
Deferred installation fee	54	16	-	70
Accrued expenses and provision for inventory obsolescence	22	5	-	27
Provision for early retirement expense	140	(140)	-	-
Finance leases	(64)	73	-	9
Total deferred tax assets	730	178	-	908

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

31.  TAXATION (continued)

f.    Deferred tax assets and liabilities (continued)

	December 31, 2012	(Charged) credited to the consolidated statements of comprehensive income	Acquisition/divestment of subsidiaries	December 31, 2013
Deferred tax liabilities:
Land rights, intangible assets, and others	(14)	3	-	(11)
Valuation of long-term investment	0	(70)	-	(70)
Difference between accounting and tax bases of property and equipment	(1,581)	38	-	(1,543)
Total deferred tax liabilities	(1,595)	(29)	-	(1,624)
Deferred tax liabilities of the Company - net	(865)	149	-	(716)
Telkomsel
Deferred tax assets:
Provisions for employee benefits	206	48	-	254
Provision for impairment of receivables	118	4	-	122
Recognition of interest under USO arrangements	6	(6)	-	0
Total deferred tax assets	330	46	-	376
Deferred tax liabilities:
Intangible assets	(44)	(18)	-	(62)
Finance leases	(22)	(99)	-	(121)
Difference between accounting and tax bases of property and equipment	(2,363)	95	-	(2,268)
Total deferred tax liabilities	(2,429)	(22)	-	(2,451)
Deferred tax liabilities of Telkomsel - net	(2,099)	24	-	(2,075)
Deferred tax liabilities of other subsidiaries - net	(95)	(109)	(9)	(213)
Deferred tax liabilities - net	(3,059)	64	(9)	(3,004)
Deferred tax assets - net	89	71	(78)	82

As of December 31, 2014 and 2013, the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities have not been recognized are Rp27,112  billion and Rp24,252 billion, respectively.

Realization of the deferred tax assets is dependent upon the Group’s capability in generating future profitable operations. Although realization is not assured, the Group believes that it is probable that these deferred tax assets will be realized through reduction of future taxable income when temporary differences reverse. The amount of deferred tax assets is considered realizable; however, it could reduce if actual future taxable income is lower than estimates.

g.   Administration

From 2008 to 2014, the Company has been consecutively entitled to income tax rate reduction of 5% for meeting the requirements in accordance with the Government Regulation No. 81/2007 in conjunction with the Ministry of Finance Regulation No. 238/PMK.03/2008. On the basis of historical data, for the year 2014 and 2013, the Company calculates the deferred tax using the tax rate of 20

The taxation laws of Indonesia require that the Company and its local subsidiaries submit individual tax returns on the basis of self-assessment. Under prevailing regulations, the DGT may assess or amend taxes within a certain period. For fiscal years 2007 and earlier, this period is within ten years of the time the tax became due, but not later than 2013, while for fiscal years 2008 and onwards, the period is within five years of the time the tax became due.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

31.  TAXATION (continued)

g.   Administration (continued)

The Minister of Finance of the Republic of Indonesia has issued Regulation No.85/PMK.03/2012 dated June 6, 2012 concerning the appointment of State-Owned Enterprises ("SOEs") to withhold, deposit and report VAT and Sales Tax on Luxury Goods ("PPnBM") according to the procedures outlined in the Regulation which is effective from July 1, 2012. The Ministry of Finance of the Republic Indonesia also has issued Regulation No.224/PMK.011/2012 dated December 26, 2012 concerning the appointment of SOEs to withhold income tax article 22 which is effective from February 23, 2013. The Company has withheld, deposited, and reported the VAT and PPnBM or VAT and also income tax article 22 in accordance with the Regulation.

No tax audit has been conducted for fiscal years 2009, 2010, 2012  and 2013  on the Company.

The Company received a certificate of tax audit exemption from the DGT for fiscal years 2009, 2010 and 2012 which is valid unless the Company files for corporate income tax overpayment, in which case a tax audit will be performed.

32.  BASIC AND DILUTED EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company amounting to Rp14,638  billion and Rp14,205  billion by the weighted average number of shares outstanding during the period totaling 97,695,785,107 and 96,358,660,797 (after stock split) for the years ended December 31, 2014 and 2013, respectively.

Basic earnings per share amounted to Rp149.83  and Rp147.42  (in full amount) for the years ended December 31, 2014 and 2013, respectively.

No diluted earnings per share is computed because the Company does not have potentially dilutive financial investments for the years ended December 31, 2014 and 2013.

33.  CASH DIVIDENDS AND GENERAL RESERVE

In the AGM of Stockholders of the Company as stated in notarial deed No. 38 dated April 19, 2013 of Ashoya Ratam, S.H., MKn., the Company’s stockholders agreed on the distribution of cash dividend and special cash dividend for 2012 amounting to Rp7,068 billion and Rp1,285 billion, respectively. On June 18, 2013, the Company paid the cash dividend and special cash dividend totalling Rp8,354 billion.

In the AGM of Stockholders of the Company as stated in notarial deed  No. 4 dated April 4, 2014 of Ashoya Ratam, S.H., MKn., the Company’s stockholders agreed on the distribution of cash dividend and special cash dividend for 2013  amounting to Rp7,813  billion and Rp2,131  billion, respectively. On May  16, 2014, the Company paid the cash dividend and special cash dividend totalling Rp9,943 billion.

Appropriation of Retained Earnings

Under the Limited Liability Company Law, the Company is required to establish a statutory reserve amounting to at least 20% of its issued and paid-up capital.

The balance of the appropriated retained earnings of the Company as of December 31, 2014 and 2013 amounted to Rp15,337 billion.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

34.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS

	2014	2013
Prepaid pension benefit costs	771	927
Pension benefit costs provision and other post-employment benefit obligations
Pension
The Company	1,851	1,644
Telkomsel	626	613
Infomedia	0	-
Pension benefit costs provisions	2,477	2,257
Other post-employment benefits	376	349
Obligation under the Labor Law	239	189
Pension benefit costs provision and other post-employment benefits	3,092	2,795
Net periodic pension costs
The Company	534	678
Telkomsel	111	194
Infomedia	-	1
Net periodic pension costs (Note 27)	645	873
Other post-employment benefit costs (Note 27)	61	66
Employee benefit costs under the Labor Law	54	17

a.   Prepaid pension benefit costs

The Company sponsors a defined benefit pension plan to employees with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The plan is managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company’s contributions to the pension fund for the years ended December 31, 2014 and 2013 amounted to RpNil  billion and Rp182 billion, respectively.

The following table presents the change in projected pension benefits obligation, change in pension plan assets, funded status of the pension plan and net amount recognized in the Company’s consolidated statement of financial position for the years ended December 31, 2014 and 2013 for its defined benefit pension plan:

	2014	2013
Change in projected pension benefits obligation
Projected pension benefits obligation at beginning of year	14,883	19,249
Service costs	188	450
Interest costs	1,348	1,183
Pension plan participants' contributions	45	44
Actuarial losses (gains)	1,471	(5,387)
Expected pension benefits paid	(737)	(656)
Benefit changes	204	-
Projected pension benefits obligation at end of year	17,402	14,883

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

34.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.   Prepaid pension benefit costs (continued)

	2014	2013
Change in pension benefit plan assets
Fair value of pension plan assets at beginning of year	16,803	18,222
Expected return on pension plan assets	1,662	1,485
Employer’s contributions	-	182
Pension plan participants' contributions	45	44
Actuarial gains (losses)	1,156	(2,474)
Expected pension benefits paid	(737)	(656)
Fair value of pension plan assets at end of year	18,929	16,803
Funded status	1,527	1,920
Unrecognized past service costs	-	78
Unrecognized net actuarial gains	(756)	(1,071)
Prepaid pension benefit costs	771	927

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp2,818  billion and (Rp989) billion for the years ended December 31, 2014 and 2013, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio (FSR) is above 105%. Therefore, the Company expects no contribution to defined benefit pension plan in 2015.

Based on the Company’s policy issued on July 1, 2014 regarding Pension Regulation  by Dana Pensiun Telkom, there is an increase  in monthly benefits given to the pensionary, widow/widower or the child of participants who stopped  working before the end of June 2002.

The movements of the prepaid pension benefit costs during the years ended December 31, 2014 and 2013 are as follows:

	2014	2013
Prepaid pension benefit costs at beginning of year	(927)	(1,031)
Net periodic pension costs less amounts charged to subsidiaries	147	265
Amounts charged to subsidiaries under contractual agreement	9	21
Employer’s contributions	-	(182)
Prepaid pension benefit costs at end of year	(771)	(927)

As of December 31, 2014 and 2013, pension plan assets mainly consisted of :

	2014	2013
Government bonds	36.86%	40.30%
Indonesian equity securities	23.10%	21.97%
Corporate bonds	17.60%	21.19%
Others	22.44%	16.54%
Total	100.00%	100.00%

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

34.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.     Prepaid pension benefit costs (continued)

Pension plan assets also include Series B shares issued by the Company with fair values totaling Rp348  billion and Rp336 billion, representing 1.84% and 2.00% of total plan assets as of December 31, 2014 and 2013, respectively, and bonds issued by the Company with fair values totaling Rp151  billion and Rp151 billion representing 0.80%  and 0.90% of total plan assets as of December 31, 2014 and 2013, respectively.

The actuarial valuation for the defined benefit pension plan and the other post-employment benefits (Notes 34b and 34c) was performed based on the measurement date as of December 31, 2014 and 2013, with reports dated February 24, 2015 and February 28, 2014, respectively, by PT Towers Watson Purbajaga (“TWP”), an independent actuary in association with Towers Watson (“TW”) (formerly Watson Wyatt Worldwide). The principal actuarial assumptions used by the independent actuary as of December 31, 2014 and 2013 are as follows:

	2014	2013
Discount rate	8.50%	9.00%
Expected long-term return on pension plan assets	8.50%	9.75%
Rate of compensation increases	8.00%	8.00%

The components of net periodic pension costs are as follows:

	2014	2013
Service costs	188	450
Interest costs	1,348	1,183
Expected return on pension plan assets	(1,662)	(1,485)
Amortization of past service costs	78	139
Past service costs – vesting	204	-
Net periodic pension costs	156	287
Amount charged to subsidiaries under contractual agreements	(9)	(21)
Net periodic pension costs less amounts charged to subsidiaries (Note 27)	147	266

Historical information:

	2014	2013	2012	2011	2010
Present value of funded defined benefit obligation	(17,402)	(14,883)	(19,249)	(16,188)	(11,924)
Fair value of plan assets	18,929	16,803	18,222	16,597	15,098
Surplus (deficit) in the plan	1,527	1,920	(1,027)	409	3,174
Experience adjustments arising on plan liabilities	567	(20)	(1)	(156)	(314)
Experience adjustments arising on plan assets	(1,156)	2,474	(507)	(410)	(1,604)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

34.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.  Pension benefit costs provisions

(i)   The Company

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees.

The defined contribution pension plan is provided to employees hired with permanent status on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (“Dana Pensiun Lembaga Keuangan” or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp6 billion for the years ended December 31, 2014 and 2013, respectively.

Since 2007, the Company has provided pension benefit based on uniformulation for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. The change in benefit had increased the Company’s obligations by Rp699 billion, which is amortized over 9.9 years until 2016. In 2010, the Company replaced the uniformulation with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, upon death or upon being disabled starting from February 1, 2009. The change in benefit had increased the Company’s obligations by Rp435 billion, which is amortized over 8.63 years until 2018.

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as pre-retirement benefits (“Masa Persiapan Pensiun” or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to,  regular salary, health care, annual leave, bonus and other benefits. Since 2012, the Company has issued a new requirement for MPP effective for employees retiring beginning April 1, 2012, whereby the employee is required to file a request for MPP and if the employee does not file the request, he or she is required to work until the retirement date.

The following table presents the change in projected pension benefits obligation of MPS and MPP for for the years ended December 31, 2014 and 2013:

	2014	2013
Change in projected pension benefits obligation
Unfunded projected pension benefits obligation at beginning of year	2,200	2,436
Service costs	80	97
Interest costs	194	150
Actuarial losses (gains)	32	(342)
Benefits paid by employer	(180)	(141)
Unfunded projected pension benefits obligation at end of year	2,326	2,200
Unrecognized past service costs	(373)	(506)
Unrecognized net actuarial losses	(102)	(50)
Pension benefit costs provisions at end of year	1,851	1,644

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

34.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.  Pension benefit costs provisions (continued)

(i)    The Company (continued)

Movements of the pension benefit costs provisions during the years ended December 31, 2014 and 2013:

	2014	2013
Pension benefit costs provisions at beginning of year	1,644	1,373
Total periodic pension costs	387	412
Employer’s contributions	(180)	(141)
Pension benefit costs provisions at end of year	1,851	1,644

The principal actuarial assumptions used by the independent actuary based on the measurement date as of December  31, 2014 and 2013  are as follow:

	2014	2013
Discount rate	8.50%	9.00%
Rate of compensation increases	8.00%	8.00%

The components of total periodic pension costs are as follows:

	2014	2013
Service costs	80	97
Interest costs	194	150
Amortization of past service costs	132	132
Actuarial (gains) losses recognized	(19)	33
Total periodic pension costs (Note 27)	387	412

Historical information:

	2014	2013	2012	2011	2010
Present value of funded defined benefit obligation	(2,326)	(2,200)	(2,436)	(2,440)	(2,096)
Deficit in the plan	(2,326)	(2,200)	(2,436)	(2,440)	(2,096)
Experience adjustments arising on plan liabilities	(12)	3	72	(30)	23

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

34.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.  Pension benefit costs provisions (continued)

(ii)   Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan under an annuity insurance contract. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions are fully made by Telkomsel.

Telkomsel’s contributions to Jiwasraya amounted to Rp98 billion and RpNil for the years ended December 31, 2014 and 2013, respectively.

The following table presents the change in projected pension benefits obligation, change in pension plan assets, funded status of the pension plan and net amount recognized in the Company’s consolidated statement of financial position for the years ended December 31, 2014 and 2013 of its defined benefit pension plan:

	2014	2013
Change in projected pension benefits obligation
Projected pension benefits obligation at beginning of year	899	1,472
Service cost	74	130
Interest cost	81	88
Actuarial losses (gains)	234	(789)
Expected pension benefits paid	(7)	(2)
Projected pension benefits obligation at end of year	1,281	899
Changes in pension plan asset
Fair value of pension plan assets at beginning of year	439	666
Expected return on pension plan assets	40	40
Employers contributions	98	-
Actuarial gains (losses)	67	(265)
Expected pension benefits paid	(7)	(2)
Fair value of pension plan assets at end of year	637	439
Funded status	(644)	(460)
Unrecognized items in the consolidated statement of financial position:
Prior service costs	0	0
Net actuarial losses (gains)	18	(153)
Pension benefit costs provisions	(626)	(613)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

34.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.  Pension benefit costs provisions (continued)

(ii)   Telkomsel (continued)

The components of the net periodic pension costs are as follows:

	2014	2013
Service costs	74	130
Interest costs	81	88
Expected return on pension plan assets	(40)	(40)
Amortization of past service costs	1	1
Actuarial (gain) losses recognized	(5)	15
Net periodic pension costs (Note 27)	111	194

The net periodic pension costs for the pension plan was calculated based on actuary measurement date as of December 31, 2014 and 2013, with reports dated February 5, 2015 and February 20, 2014, respectively, by TWP, an independent actuary in association with TW. The principal actuarial assumptions used by the independent actuary based on the measurement date as of December 31, 2014 and 2013, are as follows:

	2014	2013
Discount rate	8.25%	9.00%
Expected long-term return on plan assets	8.25%	9.00%
Rate of compensation increases	6.50%	6.50%

Historical information

	2014	2013	2012	2011	2010
Present value of funded defined benefit obligation	(1,281)	(899)	(1,472)	(1,237)	(663)
Fair value of plan assets	637	439	666	458	246
Deficit in the plan	(644)	(460)	(806)	(779)	(417)
Experience adjustments arising on plan liabilities	55	43	71	(44)	9
Experience adjustments arising on plan assets	(67)	265	(139)	(192)	(49)

c.  Other post-employment benefits provisions

The Company provides other post-retirement benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of final housing allowance (“Biaya Fasilitas Perumahan Terakhir” or “BFPT”) and home passage leave (“Biaya Perjalanan Pensiun dan Purnabhakti” or “BPP”).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

34.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

c.  Other post-employment benefits provisions (lanjutan)

Movements of the other post-employment benefit costs provisions for the years ended December 31, 2014 and 2013:

	2014	2013
Other post-employment benefit costs provisions at beginning of year	349	310
Other post-employment benefit costs	61	66
Other post-employment benefits paid by the Company	(34)	(27)
Net other post-employment benefit costs provisions at end of year	376	349

The principal actuarial assumptions used by the independent actuary as of December 31, 2014 and 2013  are as follows:

	2014	2013
Discount rate	8.50%	9.00%
Rate of compensation increases	8.00%	8.00%

Components of the total periodic other post-employment benefit costs for the years ended December 31, 2014 and 2013:

	2014	2013
Service costs	9	11
Interest costs	38	30
Amortization of past service costs	7	7
Actuarial losses recognized	7	18
Other post-employment benefit costs (Note 27)	61	66

Historical information:

	2014	2013	2012	2011	2010
Present value of funded defined benefit obligation	(488)	(450)	(508)	(462)	(409)
Deficit in the plan	(488)	(450)	(508)	(462)	(409)
Experience adjustments arising on plan liabilities	12	(7)	5	(13)	11

d.   Obligation under the Labor Law provisions

Under Law No. 13 Year 2003, the Group is  required to provide minimum pension benefit, if not covered yet by the sponsored pension plans, to their employees upon retirement age. The total related obligation recognized as of December 31, 2014 and 2013  amounted to Rp239 billion and Rp189  billion, respectively. The related employee benefit costs charged to expense amounted to Rp54 billion and Rp17  billion for the years ended December 31, 2014 and 2013, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

35.  LONG SERVICE AWARDS (“LSA”)

Telkomsel and Patrakom provides certain cash awards or certain number of days leave benefits to its employees based on the employees’ length of service requirements, including LSA and LSL. LSA are either paid at the time the employees reach certain years during employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who meet the requisite number of years of service and with a certain minimum age.

The obligation with respect to these awards was determined based on an actuarial valuation using the Projected Unit Credit method, and amounted to Rp410  billion and Rp336  billion as of December 31, 2014 and 2013, respectively. The related benefit costs charged to expense amounted to Rp115  billion and Rp19 billion for the years ended December 31, 2014 and 2013, respectively (Note 27).

36.  POST-EMPLOYMENT HEALTH CARE BENEFITS PROVISIONS

The Company provides a post-employment health care benefits to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 are no longer entitled to this plan. The plan is managed by Yakes.

The defined contribution post- employment health care benefits is provided to employees hired with permanent status on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement. The Company’s contribution amounted to Rp15  billion and Rp17 billion for the years ended December 31, 2014 and 2013, respectively.

The following table presents the change in the projected post-employment health care benefits obligation, change in post-employment health care benefits plan assets, funded status of the post- employment health care benefits plan and net amount recognized in the Company’s consolidated statement of financial position as of December 31, 2014 and 2013:

	2014	2013
Change in projected post-employment health care benefits obligation
Projected post-employment health care benefits obligation at beginning of year	10,653	13,162
Service costs	45	70
Interest costs	942	813
Actuarial losses (gains)	237	(3,099)
Expected post-employment health care benefits paid	(373)	(293)
Projected post-employment health care benefits obligation at end of year	11,504	10,653

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

36.  POST-EMPLOYMENT HEALTH CARE BENEFITS PROVISIONS (continued)

Change in post-retirement health care benefits plan assets

	2014	2013
Fair value of plan assets at beginning of year	9,661	9,913
Expected return on plan assets	911	744
Employer’s contributions	226	302
Actuarial gains (losses)	639	(1,005)
Expected post-employment health care paid	(373)	(293)
Fair value of plan assets at end of year	11,064	9,661
Funded status	(440)	(992)
Unrecognized net actuarial (gains) losses	(162)	240
Post-employment health care benefit costs provisions	(602)	(752)

As of December 31, 2014 and 2013, plan assets mainly consisted of:

	2014	2013
Mutual funds	75.53%	81.80%
Equity securities	15.43%	13.14%
Time deposits	7.17%	3.68%
Others	1.87%	1.38%
Total assets	100.00%	100.00%

Yakes plan assets also include Series B shares issued by the Company with fair values totaling Rp140  billion and Rp120 billion representing 1.27% and 1.25% of total plan assets as of December 31, 2014 and 2013, respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp1,550  billion and (Rp261 billion) for the years ended December 31, 2014 and 2013, respectively.

The components of net periodic post-retirement health care benefit costs are as follows:

	2014	2013
Service costs	45	70
Interest costs	942	813
Expected return on plan assets	(911)	(744)
Actuarial losses recognized	-	236
Net periodic post-employment benefit costs	76	375
Amounts charged to subsidiaries under contractual agreements	(2)	(1)
Net periodic post-employment health care benefit costs less amounts charged to subsidiaries (Note 27)	74	374

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

36.  POST-EMPLOYMENT HEALTH CARE BENEFITS PROVISIONS (continued)

The movements of the projected post-employment health care benefit costs provisions for the years ended December 31, 2014 and for the year ended December 31, 2013, are as follows:

	2014	2013
Projected post-employment health care benefit costs provisions at beginning of year	752	679
Net periodic post-employment health care benefits costs less amounts charged to subsidiaries (Note 27)	74	374
Amounts charged to subsidiaries under contractual agreements	2	1
Employer’s contributions	(226)	(302)
Projected post-employment health care benefit costs provisions at end of year	602	752

The actuarial valuation for the post-employment health care benefits was performed based on the measurement date as of December 31, 2014 and 2013, with reports dated February 24, 2015 and February 28, 2014, respectively, by TWP, an independent actuary in association with TW. The principal actuarial assumptions used by the independent actuary as of December 31, 2014  and 2013 are as follows:

	2014	2013
Discount rate	8.50%	9.00%
Expected long-term return on plan assets	8.50%	9.50%
Health care costs trend rate assumed for next year	7.00%	7.00%

1% changes in assumed future health care costs trend rates would have the following effects:

	1% point increase	1% point decrease
Service costs and interest costs	171	(140)
Accumulated post-employment health care benefits obligation	1,862	(1,530)

Historical information:

	2014	2013	2012	2011	2010
Present value of funded defined benefit obligation	(11,505)	(10,653)	(13,162)	(10,547)	(8,741)
Fair value of plan assets	11,064	9,661	9,913	8,986	8,005
Deficit in the plan	(441)	(992)	(3,249)	(1,561)	(736)
Experience adjustments arising on plan liabilities	97	(56)	74	(64)	(231)
Experience adjustments arising on plan assets	(639)	1,005	(177)	(222)	(691)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

37.  RELATED PARTY TRANSACTIONS

In the normal course of its business, the Group entered into transactions with related parties. It is the Company's policy that the pricings of these transactions be the same as those of arm’s length transactions.

a.     Nature of relationships and accounts/transactions with related parties

Details of the nature of relationships and accounts/transactions with significant related parties are as follows:

Related parties	Nature of relationships with related parties	Nature of accounts/transactions
The Government Ministry of Finance	Majority stockholder	Finance costs and investment in financial instruments
State-owned enterprises	Entity under common control

Internet and data service revenue, other telecommunication services revenue, operating expenses, purchase of property and equipment, installation and development services, insurance expenses, finance income, finance costs, electricity expense, SIM cards expense and investment in financial instruments

Indosat	Entity under common control	Interconnection revenue, network revenue, telecommunication facilities expenses and operating and maintenance cost
PT Aplikanusa Lintasarta (“Lintasarta”)	Entity under common control	Interconnection revenue, network revenue, usage of data communication network system expenses and leased lines expenses
Indosat Mega Media	Entity under common control	Network revenues
CSM	Associated company	Network revenues and transmission lease expenses
PSN	Associated company	Interconnection revenue, network revenue, leased lines revenues, transmission lease expenses and interconnection expense
Indonusa*	Associated company	Network revenue and data communication expense
PT Industri Telekomunikasi Indonesia (“INTI”)	Entity under common control	Purchase of property and equipment
PT Len Industri (“LEN”)	Entity under common control	Purchase of property and equipment

* On October 8, 2013, the Company sold its 80% ownership in Indonusa (Notes 3 and 10)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

37.  RELATED PARTY TRANSACTIONS (continued)

a.     Nature of relationships and accounts/transactions with related parties (continued)

Details of the nature of relationships and accounts/transactions with significant related parties are as follows (continued):

Related parties	Nature of relationships with related parties	Nature of accounts/transactions
State-owned banks	Entity under common control	Finance income and finance costs
BNI	Entity under common control	Internet and data revenue, other telecommunication service revenue, finance income and finance costs
Bank Mandiri	Entity under common control	Internet and data revenue, other telecommunication service revenue, finance income and finance costs
BRI	Entity under common control	Internet and data revenue, other telecommunication service revenue, finance income and finance costs
BTN	Entity under common control	Internet and data revenue, other telecommunication service revenue, finance income and finance costs
PT Bank Syariah Mandiri (“BSM”)	Entity under common control	Internet and data revenue, other telecommunication service revenue, and finance costs
PT Bank BRI Syariah (“BRI Syariah”)	Entity under common control	Internet and data revenue, other telecommunication service revenue, and finance costs
Bahana	Entity under common control	Available-for-sale financial assets, bonds and notes
Koperasi Pegawai Telkom (“Kopegtel”)	Entity under common control

Purchase of property and equipment, construction and installation services, leases of buildings, leases of vehicles, purchases of vehicles, purchases of materials and construction services, utilities and cleaning service maintenance and RSA revenues

PT Sandhy Putra Makmur (“SPM”)	Entity under common control	Leases of buildings, leases of vehicles, purchase of materials and construction services, utilities maintenance and cleaning services
Koperasi Pegawai Telkomsel (“Kisel”)	Entity under common control	Leases of vehicles, printing and distribution of customer bills expenses, collection fee, and other services fee, revenue from sales of SIM cards and pulse reload voucher
PT Graha Informatika Nusantara (“Gratika”)	Entity under common control	Interconnection revenue, network revenue, purchase of property and equipment, installation expense, and maintenance expense
Directors and commissioners	Key management personnel	Honorarium and facilities
Yakes	Entity under significant influence	Medical expenses

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

37.  RELATED PARTY TRANSACTIONS (continued)

b.    Transactions with related parties

The following are significant transactions with related parties:

	2014		2013
	Amount	% of total revenues	Amount	% of total revenues
REVENUES
Entities under common control
Kisel	3,076	3.43	2,756	3.32
Indosat	1,015	1.13	1,116	1.35
State-owned enterprises	649	0.72	730	0.88
Gratika	389	0.43	375	0.45
BRI	277	0.31	231	0.28
Government	168	0.19	178	0.21
BNI	137	0.15	123	0.15
Bank Mandiri	133	0.15	204	0.25
Lintasarta	81	0.09	87	0.10
BTN	30	0.03	86	0.10
BSM	17	0.02	41	0.05
BRI Syariah	14	0.02	28	0.03
Sub-total	5,986	6.67	5,955	7.18
Associated company
Indonusa*	74	0.08	103	0.12
Others	291	0.32	149	0.17
Total	6,351	7.08	6,207	7.47

	2014		2013
	Amount	% of total expenses	Amount	% of total expenses
EXPENSES
Entities under common control
State-owned enterprises	1,054	1.75	1,048	1.90
Indosat	937	1.55	1,009	1.83
Kisel	922	1.53	743	1.35
Kopegtel	550	0.91	692	1.26
SPM	10	0.02	118	0.21
Sub-total	3,473	5.76	3,610	6.55
Entity under significant influence
Yakes	157	0.26	159	0.29
Associated company
PSN	233	0.39	187	0.34
Others	88	0.15	143	0.26
Total	3,951	6.56	4,099	7.44

* On October 8, 2013, the Company sold its 80% ownership in Indonusa (Notes 3 and 10).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

37.  RELATED PARTY TRANSACTIONS (continued)

b.    Transactions with related parties (continued)

	2014		2013
	Amount	% of total finance income	Amount	% of total finance income
FINANCE INCOME
Entity under common control
State-owned banks	750	60.58	530	63.40

	2014		2013
	Amount	% of total finance costs	Amount	% of total finance costs
FINANCE COSTS
Majority stockholder
The Government	85	4.69	84	5.59
Entity under common control
State-owned banks	830	45.76	518	34.44
Total	915	50.45	602	40.03

	2014		2013
	Amount	% of total property and equipment purchased	Amount	% of total property and equipment purchased
Purchase of property and equipment (Note 11)
Entities under common control
INTI	429	1.74	-	0.00
Kopegtel	109	0.44	223	1.03
LEN	40	0.16	-	0.00
Gratika	33	0.13	-	0.00
State-owned enterprises	-	0.00	126	0.58
Others	29	0.12	59	0.27
Total	640	2.59	408	1.88

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

37.  RELATED PARTY TRANSACTIONS (continued)

b.    Transactions with related parties (continued)

Presented below are balances of accounts with related parties:

		2014		2013
		Amount	% of total assets	Amount	% of total assets
a.	Cash and cash equivalents (Note 4)	10,464	7.43	11,736	9.17
b.	Other current financial assets (Note 5)	2,406	1.71	1,226	0.95
c.	Trade receivables - net (Note 6)	746	0.53	900	0.70
d.	Advances and prepaid expenses (Note 8)
	Others	24	0.02	82	0.06
e.	Advances and other non-current assets (Note 12)
	Entity under common control
	BNI	12	0.02	52	0.04
	Others	6	0.01	3	0.00
	Total	18	0.03	55	0.04

		2014		2013
		Amount	% of total liabilities	Amount	% of total liabilities
f.	Trade payables (Note 14)
	Entities under common control
	INTI	323	0.59	115	0.23
	Kopegtel	55	0.10	82	0.16
	Indosat	22	0.04	17	0.03
	State-owned enterprises	-	-	1	0.00
	Sub-total	400	0.73	215	0.42
	Entity under significant influence
	Yakes	46	0.08	43	0.09
	Others	324	0.59	568	1.12
	Total	770	1.40	826	1.63

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

37.  RELATED PARTY TRANSACTIONS (continued)

b.    Transactions with related parties (continued)

		2014		2013
		Amount	% of total liabilities	Amount	% of total liabilities
g.	Accrued expenses (Note 15)
	Majority stockholder
	The Government	16	0.03	17	0.04
	Entity under common control
	State-owned banks	84	0.15	53	0.10
	Total	100	0.18	70	0.14
h.	Advances from customers and suppliers
	Majority stockholder
	The Government	19	0.03	19	0.04
i.	Short-term bank loans (Note 17)
	Entities under common control
	BRI	57	0.10	50	0.09
	BSM	15	0.03	14	0.03
	BRI Syariah	-	-	3	0.01
	Total	72	0.13	67	0.13
j.	Two-step loans (Note 19)
	Majority stockholder
	The Government	1,615	2.95	1,915	3.79
k.	Long-term bank loans (Note 21)
	Entities under common control
	BRI	4,357	7.96	4,043	8.00
	BNI	2,975	5.43	2,351	4.65
	Bank Mandiri	2,181	3.98	1,069	2.12
	Total	9,513	17.37	7,463	14.77

c.   Significant agreements with related parties

i.   The Government

The Company obtained two-step loans from the Government (Note 19).

ii.   Indosat

The Company has an agreement with Indosat to provide international telecommunications services to the public.

The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s GSM mobile cellular telecommunications network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, which enable each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network, as well as allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

37.  RELATED PARTY TRANSACTIONS (continued)

c.     Significant agreements with related parties (continued)

ii.   Indosat (continued)

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company starting from January 1, 1995, as well as the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff which already took into account the compensation for billing and collection. The agreement is valid and effective starting from January to December 2012, and can be applied until a new agreement becomes available.

On December 28, 2006, the Company and Indosat signed amendments on the interconnection agreements for the fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 8/Year 2006 (Note 40). These amendments took effect on January 1, 2007.

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers.

The Company provides leased lines to Indosat and subsidiaries, namely PT Indosat Mega Media and Lintasarta. The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services.

iii.  Others

The Company has entered into agreements with associated companies, namely CSM, PSN and Gratika for the utilization of the Company's satellite transponders or frequency channels of communication satellite and leased lines.

On April 1, 2013, Telkomsel had an agreement with PSN for the lease of PSN’s transmission link, which will be expired on March 31, 2016.

Koperasi Pegawai Telkomsel (“Kisel”) is a co-operative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

37.  RELATED PARTY TRANSACTIONS (continued)

d.   Key management personnel remuneration

Key management personnels consists of the Boards of Commissioners and Directors of the Company and its subsidiaries.

The Group provides honorarium and facilities to support the operational duties of the Board of Commissioners and short-term employment benefits in the form of salaries and facilities to support the operational duties of the Board of Directors. The total of such benefits is as follows:

	2014		2013
	Amount	% of total expenses	Amount	% of total expenses
Board of Directors	563	0.92%	354	0.62%
Board of Commissioners	155	0.25%	106	0.19%

38.  SEGMENT INFORMATION

Management manages the Company's business portfolios using the customer-centric approach, as part of the Company’s strategy to provide one-stop solution to customers.

The Group has four main operating segments, namely personal, home, corporate and others. The personal segment provides mobile cellular and fixed wireless telecommunications services to individual customers. The home segment provides fixed wireline telecommunications services, pay TV, data and internet services to home customers. The corporate segment provides telecommunications services, including interconnection, leased lines, satellite, VSAT, contact center, broadband access, information technology services, data and internet services to companies and institutions. Operating segments that are not monitored separately by the Chief Operation Decision Maker are presented as "Others", which provides building management services.

Management monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements.

However, the financing activities and income taxes are not separately monitored and are not allocated to operating segments.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

38.  SEGMENT INFORMATION (continued)

Segment revenues and expenses include transactions between operating segments and are accounted at market prices.

	2014
	Corporate	Home	Personal	Others	Total before elimination	Elimination	Total consolidated
Segment results
Revenues
External revenues	18,763	6,682	64,000	251	89,696	-	89,696
Inter-segment revenues	10,652	2,667	2,686	1,632	17,637	(17,637)	-
Total segment revenues	29,415	9,349	66,686	1,883	107,333	(17,637)	89,696
Expenses
External expenses	(16,014)	(5,407)	(37,243)	(1,655)	(60,319)	-	(60,319)
Inter-segment expenses	(6,561)	(3,487)	(7,526)	(63)	(17,637)	17,637	-
Total segment expenses	(22,575)	(8,894)	(44,769)	(1,718)	(77,956)	17,637	(60,319)
Segment results	6,840	455	21,917	165	29,377	-	29,377
Other information
Segment assets	46,869	22,142	82,167	2,307	153,485	(14,414)	139,071
Asset held-for-sale	-	-	57	-	57	-	57
Long-term investments	147	1,613	7	-	1,767	-	1,767
Total consolidated assets							140,895
Capital expenditures	(7,312)	(3,529)	(13,200)	(620)	(24,661)	-	(24,661)
Depreciation and amortization	(2,699)	(1,495)	(12,071)	(61)	(16,326)	-	(16,326)
Impairment of assets	-	-	(805)	-	(805)	-	(805)
Provision for impairment of receivables	(184)	(467)	(133)	-	(784)	-	(784)

	2013
	Corporate	Home	Personal	Others	Total before elimination	Elimination	Total consolidated
Segment results
Revenues
External revenues	17,041	6,669	59,028	229	82,967	-	82,967
Inter-segment revenues	8,549	2,794	2,358	909	14,610	(14,610)	-
Total segment revenues	25,590	9,463	61,386	1,138	97,577	(14,160)	82,967
Expenses
External expenses	(15,211)	(5,939)	(32,991)	(980)	(55,121)	-	(55,121)
Inter-segment expenses	(5,164)	(2,946)	(6,472)	(28)	(14,610)	14,610	-
Total segment expenses	(20,375)	(8,885)	(39,463)	(1,008)	(69,731)	14,610	(55,121)
Segment results	5,215	578	21,923	130	27,846	-	27,846
Other information
Segment assets	39,718	18,992	75,604	1,571	135,885	(8,343)	127,542
Asset available for sale	-	-	105	-	105	-	105
Long-term investments	182	101	21	-	304	-	304
Total consolidated assets							127,951
Capital expenditures	(6,237)	(2,340)	(15,662)	(659)	(24,898)	-	(24,898)
Depreciation and amortization	(2,423)	(1,487)	(11,234)	(40)	(15,184)	-	(15,184)
Impairment of assets	-	-	(596)	-	(596)	-	(596)
Provision for impairment of receivables	(994)	(390)	(202)	(3)	(1,589)	-	(1,589)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

38.  SEGMENT INFORMATION (continued)

The Company predominantly generates revenue and profit within Indonesia. Revenue with respect to international interconnections and assets held by geographical location are disclosed in Notes 26 and 1, respectively.

39.  REVENUE-SHARING ARRANGEMENTS (“RSA”)

The Company has entered into separate agreements with several investors under RSA to develop fixed lines, public card-phone booths, data and internet network and related supporting telecommunications facilities.

As of December 31, 2014, the Company has 1  RSA with an investor. The RSA are located in Denpasar, Mataram and Kupang, with concession periods of 148 months.

Under the RSA, the investors finance the costs incurred in developing the telecommunications facilities and the Company manages and operates the telecommunications facilities upon the completion of the construction. Repairs and maintenance costs during RSA period are borne jointly by the Company and investors. The investors legally retain the rights to the property and equipment constructed by them during the RSA periods. At the end of the RSA period, the investors transfer the ownership of the telecommunications facilities to the Company at a nominal price.

Generally, the revenues earned in the form of line installation charges, outgoing telephone pulses and monthly subscription charges are shared between the Company and investors based on certain agreed amount and/or ratio.

40.  TELECOMMUNICATIONS SERVICE TARIFFS

Under Law No. 36 Year 1999 and Government Regulation No. 52 Year 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure and with respect to the price cap formula set by the Government.

a.     Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in the Decree  No. 15/PER/M.KOMINFO/4/2008 dated April 30, 2008 of the Ministry of Communication and Information (“MoCI”) concerning “Mechanism to Determine Tariff of Basic Telephony Services Connected through Fixed Line Network”.

Under the Decree, tariff structure for basic telephony services connected through fixed line network consists of the following:

•         Activation fee

•         Monthly subscription charges

•         Usage charges

•         Additional facilities fee.

b.    Mobile cellular telephone tariffs

On April 7, 2008, the MoCI issued Decree No. 09/PER/M.KOMINFO/04/2008 regarding “Mechanism to Determine Tariff of Telecommunication Services Connected through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree No. 12/PER/M.KOMINFO/02/2006.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

40.  TELECOMMUNICATIONS SERVICE TARIFFS (continued)

b.    Mobile cellular telephone tariffs (continued)

Under MoCI Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008, the cellular tariffs of operating telecommunication services connected through mobile cellular network consist of the following:

•         Basic telephony services tariff

•         Roaming tariff, and/or

•         Multimedia services tariff,

with the following traffic structure:

•         Activation fee

•         Monthly subscription charges

•         Usage charges

•         Additional facilities fee.

c.   Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for SMS interconnection tariff to cost basis with a maximum tariff of Rp23 per SMS effective from June 1, 2012, for all telecommunication provider operators.

Based on letter No.118/KOMINFO/DJPPI/PI.02.04/01/2014 dated January 30, 2014 of the Director General of Post and Informatics, the Director General of Post and Informatics decided to implement new interconnection tariff effective from February 1, 2014 until December 31, 2016, subject to evaluation on an annual basis. Pursuant to the Director General of Post and Informatics letter, the Company and Telkomsel are required to submit the Reference Interconnection Offer (“RIO”) proposal to ITRB to be evaluated.

Subsequently, ITRB in its letters No. 60/BRTI/III/2014 dated March 10, 2014 and No. 125/BRTI/IV/2014 dated April 24, 2014 approved Telkomsel and the Company’s revision of RIO regarding the interconnection tariff. Based on the letter, ITRB also approved the changes to the SMS interconnection tariff to Rp24 per SMS.

d.   Network lease tariffs

Through MoCI Decree No. 03/PER/M.KOMINFO/1/2007 dated January 26, 2007 concerning “Network Lease”, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease. Pursuant to the MoCI Decree, the Director General of Post and Telecommunication issued its Letter No. 115 Year 2008 dated March 24, 2008 which stated “The Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider”, in conformity with the Company’s proposal.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

40.  TELECOMMUNICATIONS SERVICE TARIFFS (continued)

e.   Tariff for other services

The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

41.  SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.   Capital expenditures

As of December 31, 2014, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network are as follows:

Currencies	Amounts in foreign currencies (in millions)	Equivalent in rupiah
Rupiah	-	9,837
U.S. dollar	512	6,349
Euro	0.35	5
SGD	0.40	4
Total		16,195

The above balance includes the following significant agreements:

(i)     The Company

Contracting parties	Initial date of agreement	Significant provisions of the agreement
The Company and PT Industri Telekomunikasi Indonesia	December 30, 2010	Procurement and installation agreement for cooper wire access modernization through Trade In/Trade Off method
The Company and PT Len Industri (Persero)	March 29, 2012	Procurement and installation agreement for cooper wire access modernization through Trade In/Trade Off method
The Company and PT Ketrosden Triasmitra-PT Nautic Maritime Salvage Consortium	August 30, 2012	Procurement and installation agreement for “Sistem Komunikasi Kabel Laut” (SKKL) Luwuk-Tutuyan Cable System (LTCS)
The Company and Furukawa and Partners Consortium	November 14, 2012	Procurement and installation of Outside Plant Fiber To The Home (OSP FTTH) DIVA Regional V and VII
The Company and JF DJAFA Consortium	November 14, 2012	Procurement and installation agreement of OSP FTTH DIVA Regional II
The Company and ASN-PT Lintas Consortium	May 6, 2013	Procurement and installation agreement of Sulawesi Maluku Papua Cable System (SMPCS) project
The Company and NEC Corp-PT NEC Indonesia Consortium	May 28, 2013	Procurement and installation of SMPCS package-2

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

41. SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.   Capital expenditures (continued)

(i)     The Company (continued)

Contracting parties	Initial date of agreement	Significant provisions of the agreement
The Company and PT Datacomm Diangraha	June 26, 2013	Procurement and installation agreement for expansion and Maintenance Support (MS) Service for Metro Ethernet Platform ALU
The Company and PT Lintas Teknologi Indonesia	July 22, 2013	Procurement and installation agreement for expansion of DWDN platform ALU
The Company and PT Cisco Technologies Indonesia	November 14, 2013	The partnership for procurement and installation agreement of WIFI CISCO
The Company and PT NEC Indonesia	November 29, 2013	Procurement and installation agreement for IP Radio Equipment for Backhaul Node-B Telkomsel Package-3 Platform NEC
The Company and PT Huawei Tech Investment	December 6, 2013	Procurement and installation agreement for IP Radio Equipment for Backhaul Node-B Telkomsel Package-2 Platform Huawei
The Company and QNet Indonesia	July 22, 2014	Procurement and installation of SKKL Broadband Network Division
The Company and Thales Alenia Space France	July 14, 2014	Telkom-3 Substitution (T3S) Satellite System

(ii)   Telkomsel

Contracting parties	Initial date of agreement	Significant provisions of the agreement
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy and Nokia Siemens Network GmbH & Co. KG	April 17, 2008	The combined 2G and 3G CS Core Network Rollout Agreements
Telkomsel, PT Ericsson Indonesia and PT Nokia Siemens Networks	April 17, 2008	Technical Service Agreement (TSA) for combined 2G and 3G CS Core Network
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy, Huawei International Pte. Ltd., PT Huawei and PT ZTE Indonesia	March and June 2009	2G BSS and 3G UTRAN Rollout agreement for the provision of 2G GSM BSS and 3G UMTS Radio Access Network
Telkomsel, PT Packet Systems Indonesia and PT Huawei	February 3, 2010	Maintenance and procurement of equipment and related service agreement for Next Generation Convergence IP RAN Rollout and Technical Support
Telkomsel, PT Dimension Data Indonesia and PT Huawei	February 3, 2010	Maintenance and procurement of equipment and related service agreement for Next Generation Convergence Core Transport Rollout and Technical Support
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	February 8, 2010	Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development Agreement
Telkomsel and PT Application Solutions	February 8, 2010	Technical Support Agreement to provide technical support services for the OCS and SCP
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	July 5, 2011	Development and Rollout agreement for Customer Relationship Management and Contact Center solutions
Telkomsel and PT Ericsson Indonesia	December 21, 2011	Development and Rollout Operating Support System (“OSS”) agreement
Telkomsel and Huawei International Pte. Ltd. and PT Huawei	July 17, 2012	CS Core System Rollout and CS Core System Technical Support agreement

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

41.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.   Capital expenditures (continued)

(ii)   Telkomsel (continued)

Contracting parties	Initial date of agreement	Significant provisions of the agreement
Telkomsel and PT Ericsson Indonesia	March 25, 2013	Technical Support Agreement (TSA) for the procurement of Gateway GPRS Support Node (“GGSN”) Service Complex agreement
Telkomsel and Wipro Limited, Wipro Singapore Pte. Ltd. and PT WT Indonesia	April 23, 2013	Development and procurement of OSDSS Solution agreement
Telkomsel and PT Ericsson Indonesia	October 22, 2013	Procurement of GGSN Service Complex Rollout agreement

(iii)   GSD

Contracting parties	Initial date of agreement	Significant provisions of the agreement
TLT and PT Adhi Karya	November 6, 2012	Service arrangement structure and main contractor architecture for Telkom Landmark Tower Building development project
TLT and PT Indalex	February 11, 2013	Procurement agreement for the Façade construction phase I unitized system Tower I and Tower II of Telkom Landmark Tower Building
GSD and PT Waskita Karya	June 25, 2014	Development of Infomedia’s building agreement

(iv)   TII

Contracting parties	Initial date of agreement	Significant provisions of the agreement
TL, Ericsson AB and PT Ericsson Indonesia	November 2, 2012	Operational Supporting System (OSS), Base Sub Station (BSS) and Value Added System (VAS) System Rollout and Radio Access Network (RAN) and Core System Rollout agreement
TL and PT Cascadiant Indonesia	December 31, 2012 November 20, 2013	Purchase of equipment phase I agreement Purchase of equipment phase II agreement

b.    Borrowings and other credit facilities

(i)     As of December 31, 2014, the Company has bank guarantee facilities for tender bond, performance bond, maintenance bond, deposit guarantee and advance payment bond for various projects of the Company, as follows:

Lenders	Total facility	Maturity	Currency	Facility utilized
				Original currency (in millions)	Rupiah equivalent
BRI	350	March 14, 2016	Rp	-	69
			US$	0	2
BNI	250	March 31, 2015	Rp	-	81
			US$	0	5
			EUR	0	0
Bank Mandiri	150	December 23, 2015	Rp	-	52
Total	750				209

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

41.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

b.   Borrowings and other credit facilities (continued)

(ii)     Telkomsel has a US$3 million bond and bank guarantee and standby letter of credit facilities  with SCB, Jakarta. The facilities will expire on July 31, 2015. Under these facilities, as of December 31, 2014, Telkomsel has issued a bank guarantee of Rp20  billion (equivalent to US$1.6  million) for a 3G performance bond (Note 41c.i). The bank guarantee is valid until March 24, 2015.

Telkomsel has a Rp500 billion bank guarantee facilitiy with BRI. The facility will expire on March 25, 2016. Under this facility, as of December 31, 2014, Telkomsel has issued a bank guarantee of Rp177  billion (equivalent to US$14.2 million) as payment commitment guarantee for annual right of usage fee valid until March 31, 2015.

Telkomsel has a Rp150 billion bank guarantee facility with BCA. The facility will expire on April 15, 2015. Under this facility, as of December 31, 2014, Telkomsel has issued a bank guarantee of Rp20 billion (equivalent to US$1.6 million) as  a 3G performance bond (Note 41c.i).

Telkomsel has also a Rp100 billion bank guarantee facility with BNI. The facility will expire on December 11, 2015. Telkomsel uses this facility to replace the time deposit required as guaranty for the USO program amounting to Rp53  billion (Note 41c.v).

(iii)    TII has a US$15 million bank guarantee from Bank Mandiri. The facility expires on December 18, 2015.  The outstanding bank guarantee facility as of December 31, 2014 amounting  to US$10 million.

c.   Others

(i)     3G license

With reference to the Decision Letters No. 07/PER/M.KOMINFO/2/2006, No. 268/KEP/M.KOMINFO/9/2009 and No. 191 year 2013 of the MoCI (Note 2i), Telkomsel is required, among other things, to:

1.  Pay an annual BHP fee which is calculated based on a certain formula over the license term (10 years) as set forth in the Decision Letters. The BHP is payable upon receipt of the notification letter (“Surat Pemberitahuan Pembayaran”) from the DGPI. The BHP fee is payable annually up to the expiry date of the license.

2.   Provide roaming access for the existing other 3G operators.

3.   Contribute to USO development.

4.   Construct a 3G network which covers at least 14 provinces by the sixth year of holding the 3G license.

5.   Issue a performance bond each year amounting to Rp20 billion or 5% of the annual fee to be paid for the subsequent year, whichever is higher.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

41.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.   Others (continued)

(ii)   Radio Frequency Usage

Based on the Decree No. 76 dated December 15, 2010 of the Government of the Republic of Indonesia, which amended Decree No. 7 dated January 16, 2009, the annual frequency usage fees for bandwidths of 800 Megahertz (“MHz”), 900 MHz and 1800 MHz are determined using a formula set forth in the Decree. The Decree is applicable for 5 years unless further amended.

As an implementation of the above Decree, the Company and Telkomsel paid the first, second and third year annual frequency usage fees in 2010, 2011 and 2012, respectively.

Based on Decision Letters No. 881 dated September 10, 2013 and No. 884 dated September 10, 2013, the MoCI determined that the fourth year (Y4), 2013, annual frequency usage fees of the Company and Telkomsel were Rp213 billion and Rp1,649 billion, respectively. The fees were paid in December 2013 (Note 2i).

On June 27, 2014, the Company signed a Conditional Business Transfer Agreement with Telkomsel for transferring Flexi business. In order to maximize its business opportunities from  group synergy, the Company intended  to restructure its  Flexi business unit by ceasing  the respective fixed wireless telecommunication network services and transferring  it to Telkomsel (Note 5).

Based on Decision Letter No. 934 dated September 26, 2014, the MoCI approved the transfer of the Company’s frequency usage license on radio frequency spectrum of 800 MHz, specifically on spectrum of 880-887.5 MHz paired with 925-932.5 MHz, to Telkomsel, Telkomsel can use the radio frequency spectrum since the decision letter was issued.

During the transition  period, the Company is still able to use the radio frequency spectrum of 880-887.5 MHz paired  with 925-932.5 MHz until December 31, 2014.

Based on Decision Letters No. 940 dated September 26, 2014, MoCI determined that the fifth year (Y5), 2014, annual frequency usage fee of Telkomsel was Rp2,198 billion. The fee includes frequency usage fee transferred from Company to Telkomsel and were  paid in December 2014.

(iii)  Apple, Inc

On January 9 and July 16, 2009, Telkomsel entered into agreements with Apple, Inc for the purchase of iPhone products, marketing it to customers using third parties  (PT Trikomsel OKE and PT Mitra Telekomunikasi Selular) and providing cellular network services over a 3-year term. Subsequently, on July 16, 2012, Telkomsel replaced the agreements with a new agreement. Cumulative minimum iPhone units to be purchased up to June 2015 are at least 500,000 units.

(iv) Future Minimum Lease Payments of Operating Lease

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 10 years and with expiry dates between 2015  and 2024.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

41.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.   Others (continued)

(iv)  Future Minimum Lease Payments of Operating Lease (continued)

Future minimum lease payments under the operating lease agreements as of December 31, 2014 are as follows:

	Total	Less than 1 year	1-5 years	More than 5 years
As lessee	29,373	3,847	13,217	12,309
As lessor	4,134	970	2,238	926

(v)   USO

The MoCI issued Regulation No. 15/PER/M.KOMINFO/9/2005 dated September 30, 2005, which sets forth the basic policies underlying the USO program and requires telecommunications operators in Indonesia to contribute 0.75% of their gross revenues (with due consideration for bad debts and interconnection charges) for USO development. Based on the Government’s Decree No. 7/2009 dated January 16, 2009, the contribution was changed to 1.25% of gross revenues, net of bad debts and/or interconnection charges and/or connection charges. Subsequently, in December 2012, Decree No. 05/PER/M.KOMINFO/2/2007 was replaced by Decree No. 45 year 2012 of the MoCi which was effective from January 22, 2013. The Decree stipulates, among other things, the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged, and changed the payment period which was previously on a quarterly basis to become quarterly or semi-annually.

Based on MoCI Decree No. 32/PER/M.KOMINFO/10/2008 dated October 10, 2008 which replaced MoCI Decree No. 11/PER/M.KOMINFO/04/2007 dated April 13, 2007 and MoCI Decree No. 38/PER/M.KOMINFO/9/2007 dated September 20, 2007, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Telekomunikasi dan Informatika Pedesaan (“BTIP”) which was established based on MoCI Decree No. 35/PER/M.KOMINFO/11/2006 dated November 30, 2006.

Subsequently, based on Decree No. 18/PER/M.KOMINFO/11/2010 dated November 19, 2010 of MoCI, BTIP was changed to Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”).

a.    Company

On March 12, 2010, the Company was selected in a tender by the Government through BTIP to provide internet access service centers for USO sub-districts for a total amount of Rp322 billion, covering Nanggroe Aceh Darussalam, North Sumatera, North Sulawesi, Gorontalo, Central Sulawesi, West Sulawesi, South Sulawesi and South East Sulawesi.

On December 23, 2010, the Company was selected in a tender by the Government through BTIP to provide mobile internet access service centers for USO sub-districts for a total amount of Rp528 billion, covering Jambi, Riau, Kepulauan Riau, North Sulawesi, Central Sulawesi, Gorontalo, West Sulawesi, South East Sulawesi, Central Kalimantan, South Sulawesi, Papua and West Irian Jaya.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

41.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.    Others (continued)

(v)  USO  (continued)

b.    Telkomsel

On January 16 and 23, 2009, Telkomsel was selected in a tender by the Government through BTIP to provide telecommunication access and services in rural areas (USO Program) for a total amount of Rp1.66 trillion, covering all Indonesian territories except Sulawesi, Maluku and Papua. Telkomsel will obtain local fixed-line licenses and the right to use radio frequency in the 2390 MHz - 2400 MHz bandwith.

Subsequently, in 2010 and 2011, the agreements with BTIP were amended, which amendments cover, among other things, changing the price to Rp1.76 trillion and changing the term of payment from quarterly to monthly or quarterly.

In January 2010, the MoCI granted Telkomsel operating licenses to provide local fixed-line services under the USO program.

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Dayamitra on December 9, 2011) was selected by BPPPTI as a provider of the USO Program in the border areas for all packages (package 1 to package 13) with a total price of Rp830 billion. On such date, Telkomsel was also selected by BPPPTI as a provider of the USO Program (upgrading) of “Desa Pinter” or “Desa Punya Internet” for 1, 2 and 3 packages with a total price of Rp261 billion.

On March 31, 2014, the USO program for the 1st, 2nd, 3rd, 6th and 7th packages had ceased. As of September 18, 2014, Telkomsel filed an arbitration claim with the Indonesia National Board of Arbitration for the settlement of the outstanding receivable from BPPPTI. As of December 31, 2014, the outstanding accounts receivable balance from those USO program amounted to Rp108 billion. As of the issuance date of the consolidated financial statements, the arbitration claim is still in process.

For the years ended December 31, 2014 and 2013,  the Company and Telkomsel recognized the following amounts:

	2014	2013
Revenues
Construction	1	67
Operation of telecommunication service centre	180	508
Profits
Construction	0	11
Operation of telecommunication service centre	(139)	150

As of December 31, 2014 and 2013, the Company’s and Telkomsel’s trade receivables from the USO programs which are measured at amortized cost using the effective interest rate method amount to Rp655  billion and Rp654 billion, respectively (Notes 6 and 12).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

41.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.     Others (continued)

(vi)  Trademark License Agreement

On June 23, 2014, TII signed an agreement with Mobile Telecommunication Company (Zain Saudi Arabia) for the telecommunications product and service trademark license agreement over a 5-year term has elapsed from the effective date. Subsequently, on November 7, 2014, TII signed an agreement with Al Lama Group for distributions and sales of SIM Card and exploration of other business opportunities in Saudi Arabia.

42.  CONTINGENCIES

In the ordinary course of business, the Group has been named as defendants in various legal actions in relation with land disputes, monopolistic practice and unfair business competition and SMS cartel practices. Based on management's estimate of the probable outcomes of these matters, the Group has recognized provision for losses amounting to Rp25 billion as of December 31, 2014.

a.   The Company, Telkomsel and seven other local operators are being investigated by The Commission for the Supervision of Business Competition (“Komisi Pengawasan Persaingan Usaha” or “KPPU”) for allegations of SMS cartel practices. As a result of the investigations on June 17, 2008, KPPU found that the Company, Telkomsel and certain other local operators had violated Law No. 5 year 1999 article 5 and charged the Company and Telkomsel penalty in the amounts of Rp18 billion and Rp25 billion, respectively.

Management believes that there are no such cartel practices that led to a breach of prevailing regulations. Accordingly, the Company and Telkomsel filed an appeal with the Bandung District Court and South Jakarta District Court on July 14, 2008 and July 11, 2008, respectively.

Due to the filing of case by operators in various courts, the KPPU subsequently requested the Supreme Court (SC) to consolidate the cases into the Central Jakarta District Court. Based on the SC’s decision letter dated April 12, 2011, the SC appointed the Central Jakarta District Court to investigate and resolve the case.

As of the issuance date of the consolidated financial statements, there has not been any notification on the case from the court.

b.    The Company is a defendant in a case filed in Makassar District Court by Andi Jindar Pakki and his affiliates over a land property on Jl. A.P. Pettarani. On May 8, 2013, the court pronounced its verdict and ordered the Company to pay fair compensation or to vacate and surrender the disputed land to the plaintiffs.

On May 20, 2013,  the Company filed an appeal to the Makassar High Court, objecting to the District Court’s  ruling. In December 2013, the Makassar High Court pronounced its verdict that is favorable to  the plaintiffs  and the Company filed an appeal to the SC. In January 2015, the Company received the SC Notice regarding the case (Note 47a).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

43.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are as follows:

	2014
	U.S. dollar (in millions)	Japanese yen (in millions)	Others* (in millions)	Rupiah equivalent (in billions)
Assets
Cash and cash equivalents	364.47	8.45	15.59	4,721
Other current financial assets	15.50	-	-	193
Trade receivables
Related parties	2.05	-	-	26
Third parties	72.88	-	2.83	938
Other receivables	0.39	-	0.11	6
Advances and other non-current assets	4.06	-	0.05	52
Total assets	459.35	8.45	18.58	5,936
Liabilities
Trade payables
Related parties	(0.21)	-	(0.16)	(5)
Third parties	(215.68)	(19.36)	(3.41)	(2,725)
Other payables	(3.42)	-	(1.15)	(57)
Accrued expenses	(65.91)	(27.39)	(1.02)	(836)
Short-term bank loan	(100.00)	-	-	(1,244)
Advances from customers and suppliers	(2.41)	-	(0.07)	(31)
Current maturities of long-term liabilities	(34.60)	(767.90)	-	(510)
Promissory notes	(7.16)	-	-	(88)
Long-term liabilities - net of current maturities	(71.00)	(6,911.08)	-	(1,597)
Total liabilities	(500.39)	(7,725.73)	(5.81)	(7,093)
Liabilities - net	(41.04)	(7,717.28)	12.77	(1,157)

	2013
	U.S. dollar (in millions)	Japanese yen (in millions)	Others* (in millions)	Rupiah equivalent (in billions)
Assets
Cash and cash equivalents	394.30	1.23	11.42	4,940
Other current financial assets	10.78	-	-	131
Trade receivables
Related parties	2.44	-	-	30
Third parties	66.27	-	0.17	808
Other receivables	0.68	-	0.13	10
Advances and other non-current assets	5.76	-	-	70
Total assets	480.23	1.23	11.72	5,989
Liabilities
Trade payables
Related parties	(1.40)	-	-	(17)
Third parties	(275.35)	-	(4.33)	(3,409)
Other payables	(7.62)	-	(0.09)	(94)
Accrued expenses	(51.41)	(18.63)	(0.01)	(629)
Short-term bank loan	-	-	-	-
Advances from customers and suppliers	(1.60)	-	(0.01)	(20)
Current maturities of long-term liabilities	(34.85)	(767.90)	-	(514)
Promissory notes	(28.67)	-	-	(349)
Long-term liabilities - net of current maturities	(78.82)	(7,678.98)	-	(1,850)
Total liabilities	(479.72)	(8,465.51)	(4.44)	(6,882)
Liabilities - net	0.51	(8,464.28)	7.28	(893)

* Assets and liabilities denominated in other foreign currencies are presented as U.S. dollar equivalents using the buy and sell rates quoted by Reuters prevailing at the end of the reporting period.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

43.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

The Group’s activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates, and interest rates.

If the Group reports monetary assets and liabilities in foreign currencies as of December 31, 2014 using the exchange rates on February 27, 2015, the unrealized foreign exchange loss will increase by Rp56  billion.

44.  FINANCIAL RISK MANAGEMENT

1.     Financial risk management

The Group’s activities expose it to a variety of financial risks such as market risks (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. Overall, the Group’s financial risk management program is intended to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates and the fluctuation of interest rates. Management has a written policy for foreign currency risk management mainly on time deposit placements and hedging to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

Financial risk management is carried out by the Corporate Finance unit under policies approved by the Board of Directors. The Corporate Finance unit identifies, evaluates and hedges financial risks.

a.   Foreign exchange risk

The Group is  exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies. The foreign currency denominated transactions are primarily in U.S. dollars  and Japanese yen. The Group’s  exposures  to other foreign exchange rates are not material.

Increasing risks of foreign currency exchange rates on the obligations of the Group are expected to be offset by the effects of the exchange rates on time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current liabilities.

The following table presents the Group’s  financial assets and financial liabilities exposure to foreign currency risk:

	2014		2013
	U.S. dollar (in billions)	Japanese yen (in billions)	U.S. dollar (in billions)	Japanese yen (in billions)
Financial assets	0.46	0.01	0.48	0.00
Financial liabilities	(0.50)	(7.73)	(0.48)	(8.47)
Net exposure	(0.04)	(7.72)	0.00	(8.47)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

44.  FINANCIAL RISK MANAGEMENT (continued)

1.     Financial risk management (continued)

a.   Foreign exchange risk (continued)

Sensitivity analysis

A strengthening of the U.S.dollar and Japanese yen, as indicated below, against the rupiah at December 31, 2014 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/loss
December 31, 2014
U.S. dollar (1% strengthening)	(5)
Japanese yen (5% strengthening)	(40)

A weakening of the U.S.dollar  and Japanese yen  against the rupiah at December 31, 2014 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

b.   Market price risk

The Group is  exposed to changes in debt and equity market prices related to available-for-sale investments carried at fair value. Gains  and losses arising from changes in the fair value of available-for-sale investments are recognized in equity.

The performance of the Group’s  available-for-sale investments is  monitored periodically, together with a regular assessment of their relevance to the Group’s  long-term strategic plans.

As of December 31, 2014, management considered the price risk for the Group’s available-for-sale investments to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

c.   Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial performance. Borrowings at variable interest rates expose the Group to interest rate risk (Notes 17, 18, 19, 20 and  21). To measure market risk pertaining to fluctuations in interest rates, the Group primarily uses  interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	2014	2013
Fixed rate borrowings	(10,113)	(9,591)
Variable rate borrowings	(13,339)	(10,665)

Sensitivity analysis for variable rate borrowings

As of December 31, 2014, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp33  billion, respectively. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

44.  FINANCIAL RISK MANAGEMENT (continued)

1.     Financial risk management (continued)

d.   Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	2014	2013
Cash and cash equivalents	17,672	14,696
Other current financial assets	2,797	6,872
Trade and other receivables, net	6,848	6,421
Long-term investments	16	21
Advances and other non-current assets	546	685
Total	27,879	28,695

The Group is exposed to credit risk primarily from trade and other receivables. The credit risk is managed by continuous monitoring of outstanding balances and collection.

Trade and other receivables do not have any major concentration risk whereas no customer receivable balances exceed 4% of trade receivables of December 31, 2014.

Management is confident in its ability to continue to control and sustain minimal exposure to  credit risk given that the Group has recognized sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical data on credit losses.

e.   Liquidity risk

Liquidity risk arises in situations where the Group has  difficulties in fulfilling financial liabilities when they become due.

Prudent liquidity risk management implies maintaining sufficient cash in order to meet the Group’s  financial obligations. The Group continuously performs  an analysis to monitor financial position ratios, such as liquidity ratios and debt-to-equity ratios,  against debt covenant requirements.

The following is the maturity profile of the Group’s financial liabilities:

	Carrying amount	Contractua cash flows	2015	2016	2017	2018	2019 and there after
December 31, 2014
Trade and other payables	11,944	(11,944)	(11,944)	-	-	-	-
Accrued expenses	5,211	(5,211)	(5,211)	-	-	-	-
Loans and other borrowings
Bank loans	13,740	(16,468)	(6,830)	(3,172)	(2,552)	(2,099)	(1,815)
Obligations under finance leases	4,789	(6,535)	(975)	(927)	(898)	(830)	(2,905)
Bonds and notes	3,308	(4,673)	(1,370)	(251)	(229)	(228)	(2,595)
Two-step loans	1,615	(1,944)	(282)	(274)	(264)	(230)	(894)
Total	40,607	(46,775)	(26,612)	(4,624)	(3,943)	(3,387)	(8,209)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

44.  FINANCIAL RISK MANAGEMENT (continued)

1.     Financial risk management (continued)

e.   Liquidity risk (continued)

	Carrying amount	Contractual cash flows	2014	2015	2016	2017	2018 and thereafter
December 31, 2013
Trade and other payables	11,988	(11,988)	(11,988)	-	-	-	-
Accrued expenses	5,264	(5,264)	(5,264)	-	-	-	-
Loans and other borrowings
Bank loans	10,023	(11,618)	(5,028)	(3,264)	(1,248)	(980)	(1,098)
Obligations under finance leases	4,969	(6,904)	(1,070)	(885)	(847)	(813)	(3,289)
Two-step loans	1,915	(2,308)	(292)	(285)	(278)	(271)	(1,182)
Bonds and notes	3,349	(4,817)	(582)	(1,311)	(215)	(203)	(2,506)
Total	37,508	(42,899)	(24,224)	(5,745)	(2,588)	(2,267)	(8,075)

The difference between the carrying amount and the contractual cash flows is interest value.

2.    Fair value of financial assets and financial liabilities

a.    Fair value measurement

Fair value is the amount for which an asset could be exchanged, or liability settled, in an arm’s length transaction.

The Group determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(i)   The fair values of short-term financial assets and financial liabilities with maturities of one year or less (cash and cash equivalents, trade receivables, other receivables, other current assets, trade payables, other payables, accrued expenses, and short-term bank loans), long-term investments, advances and other non-current assets are considered to approximate their carrying amounts as the impact of discounting is not significant.

(ii)   Available-for-sale financial assets primarily consist of shares, mutual funds and Corporate and Government bonds. Shares and mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using a valuation technique. Corporate and Government bonds are stated at fair value by reference to prices of similar securities at the reporting date.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

44.  FINANCIAL RISK MANAGEMENT (continued)

2.   Fair value of financial assets and financial liabilities  (continued)

a.    Fair value measurement (continued)

(iii)   The fair values of long-term financial liabilities are estimated by discounting the future contractual cash flows of each liability at rates offered to the Group for similar liabilities  of comparable maturities by the bankers of the Group, except for bonds which are based on market prices.

The fair value estimates are inherently judgmental and involve various limitations, including:

a.   Fair values presented do not take into consideration the effect of future currency fluctuations.

b.   Estimated fair values are not necessarily indicative of the amounts that the Group would record upon disposal/termination of the financial assets and liabilities.

b.   Classification and fair value

The following table presents the carrying value and estimated fair values of the Group's financial assets and liabilities based on their classifications:

	December 31, 2014
	Trading	Loans and receivables	Available for sale	Other Financial liabilities	Total carrying amount	Fair value
Cash and cash equivalents	-	17,672	-	-	17,672	17,672
Other current financial assets	-	2,543	254	-	2,797	2,797
Trade and other receivables, net	-	6,848	-	-	6,848	6,848
Long-term investments	-	-	16	-	16	16
Advances and other non-current assets	-	546	-	-	546	546
Total financial assets	-	27,609	270	-	27,879	27,879
Trade and other payables	-	-	-	(11,944)	(11,944)	(11,944)
Accrued expenses	-	-	-	(5,211)	(5,211)	(5,211)
Loans and other borrowings
Short-term bank loans	-	-	-	(1,810)	(1,810)	(1,810)
Long-term bank loans	-	-	-	(11,930)	(11,930)	(11,787)
Obligation under finance lease	-	-	-	(4,789)	(4,789)	(4,789)
Bonds and notes	-	-	-	(3,308)	(3,308)	(3,355)
Two-step loans	-	-	-	(1,615)	(1,615)	(1,650)
Total financial liabilities	-	-	-	(40,607)	(40,607)	(40,546)

	December 31, 2013
	Trading	Loans and receivables	Available for sale	Other financial liabilities	Total carrying amount	Fair value
Cash and cash equivalents	-	14,696	-	-	14,696	14,696
Other current financial assets	-	6,600	272	-	6,872	6,872
Trade and other receivables, net	-	6,421	-	-	6,421	6,421
Long-term investments	-	-	21	-	21	21
Advances and other non-current assets	-	685	-	-	685	685
Total financial assets	-	28,402	293	-	28,695	28,695

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

44.  FINANCIAL RISK MANAGEMENT (continued)

2.     Fair value of financial assets and financial liabilities  (continued)

b.    Classification and fair value (continued)

	December 31, 2013
	Trading	Loans and receivables	Available for sale	Other financial liabilities	Total carrying amount	Fair value
Trade and other payables	-	-	-	(11,988)	(11,988)	(11,988)
Accrued expenses	-	-	-	(5,264)	(5,264)	(5,264)
Loans and other borrowings
Short-term bank loans	-	-	-	(432)	(432)	(432)
Obligations under finance leases	-	-	-	(4,969)	(4,969)	(4,969)
Two-step loans	-	-	-	(1,915)	(1,915)	(1,921)
Bonds and notes	-	-	-	(3,349)	(3,349)	(3,490)
Long-term bank loans	-	-	-	(9,591)	(9,591)	(9,474)
Total financial liabilities	-	-	-	(37,508)	(37,508)	(37,538)

c.    Fair value hierarchy

The table below presents the recorded amount of financial assets measured at fair value and limited mutual funds participation unit for debt-based securities where the Net Asset Value (“NAV”) per share of the investments information is not published as explained below:

	December 31, 2014
		Fair value measurement at reporting date using
	Balance	Quoted prices in active markets for identical assets or liabilities(level 1)	Significant other observable Inputs (level 2)	Significant unobservable inputs (level 3)
Financial assets
Available-for-sale securities	254	52	202	-
Fair value to profit or loss securities (Note 3b)	290	-	-	290
Total	544	52	202	290

	December 31, 2013
		Fair value measurement at reporting date using
	Balance	Quoted prices in active markets for identical assets or liabilities(level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Financial assets
Available-for-sale securities	272	48	224	0
Fair value to profit or loss securities (Note 3b)	297	-	-	297
Total	569	48	224	297

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

44.  FINANCIAL RISK MANAGEMENT (continued)

2.     Fair value of financial assets and financial liabilities  (continued)

c.   Fair value hierarchy (continued)

Available-for-sale financial assets primarily consist of shares, mutual funds and Corporate and Government bonds. Corporate and Government bonds are stated at fair value by reference to prices of similar securities at the reporting date. As they are not actively traded in an established market, these securities are classified as level 2.

Financial asset at fair value through profit or loss represens the Put Option on the 20% remaining ownership in Indonusa which was received as part of the divestment considerations (Note 3b). Since the fair value is not observable and valuation technique is used to determine the fair value, this financial asset is classified as level 3.

Shares and mutual funds actively traded in an established market are stated at fair value using quoted market price and classified within level 1. The valuation of the mutual funds invested in Corporate and Government bonds and put option require significant management judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets. As these investments are subject to restrictions on redemption (such as transfer restrictions and initial lock-up periods) and observable activity for the investments is limited, these investments are therefore classified within level 3 of the fair value hierarchy. Management considers among other assumptions, the valuation and quoted price of the arrangement of the mutual funds.

Reconciliations of the beginning and ending balances for items measured at fair value using significant unobservable inputs (level 3) as of December 31, 2014 and 2013 are as follows:

	2014	2013
Balance at January 1	297	48
Purchases	-	-
Put option	-	289
Included in consolidated statement of comprehensive Income
Realized loss - recognized in profit or loss	-	-
Unrealized loss - recognized in other	(7)	8
comprehensive income
Redemption	-	(48)
Balance at December 31	290	297

45.  CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	2014		2013
	Amount	Portion	Amount	Portion
Short-term debts	1,810	1.98%	432	0.53%
Long-term debts	21,642	23.72%	19,824	24.54%
Total debts	23,452	25.70%	20,256	25.07%
Equity attributable to owners	67,807	74.30%	60,542	74.93%
Total	91,259	100.00%	80,798	100.00%

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

45.  CAPITAL MANAGEMENT (continued)

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for stockholders and benefits to other stakeholders and to maintain an optimum capital structure to minimize the cost of capital.

Periodically, the Company conducts debt valuation to assess possibilities of refinancing existing debts with new ones which have more efficient cost that will lead to more optimized cost-of-debt. In case of idle cash with limited investment opportunities, the Company will consider buying back its shares of stock or paying dividend to its stockholders.

In addition to complying with loan covenants, the Company also maintains its capital structure at the level it believes will not risk its credit rating and which is comparable with its competitors.

Debt-to-equity ratio (comparing net interest-bearing debt to total equity) is a ratio which is monitored by management to eva luate the Company’s capital structure and review the effectiveness of the Company’s debts. The Company monitors its debt levels to ensure the debt-to-equity ratio complies with or is below the ratio set out in its contractual borrowings and that such ratio is comparable or better than that of regional area entities in the telecommunications industry.

The Company’s debt-to-equity ratio as of December 31, 2014 and 2013 is as follows:

	2014	2013
Total interest-bearing debts	23,452	20,256
Less: cash and cash equivalents	(17,672)	(14,696)
Net debts	5,780	5,560
Total equity attributable to owners	67,807	60,542
Net debt-to-equity ratio	8.52%	9.18%

As stated in Note 19, 20 and 21, the Company is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders. During the years ended December 31, 2014 and 2013, the Company has complied with the externally imposed capital requirements.

46.  SUPPLEMENTAL CASH FLOWS INFORMATION

The non-cash investing activities for the years ended December 31, 2014 and 2013 are as follows:

	2014	2013
Acquisition of property and equipment credited to:
Trade payables	5,621	6,412
Obligations under finance leases	528	3,201
Non-monetary exchange	126	268
Acquisition of intangible assets credited to trade payables	119	-

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

47.  SUBSEQUENT EVENTS

a.     On January 9, 2015, the Company received a Notice of SC  of the Republic of Indonesia, Decision No. 226/Pdt.G/2012/PN.Mks upon appeal regarding the case of land property on Jl. A.P. Pettarani Makassar (Note 42.b). The SC  has rejected the Company’s appeal. On February 5, 2015, the Company requested a Case Review to the SC.

b.    On February 3, 2015, based on its Decision Letter No. 65 Year 2015, which replaced Decision Letter No. 226/DIRJEN/2009 dated September 24, 2009, the Ministry through the DGPI granted Telkomsel the operating license to provide VoIP services with national coverage. The license has a perpetual term, which is subject to evaluation on an annual basis or every five years.

48.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND IFRS (INTERNATIONAL FINANCIAL REPORTING STANDARDS)

The following tables set forth a reconciliation of the consolidated statement of financial position as of December 31, 2014  and consolidated statements of comprehensive income for the year ended December 31, 2014, in each case between PSAK and IFRS.

	PSAK	RECONCILIATION	IFRS
Consolidated STATEMENT OF FINANCIAL POSITION DECEMBER 31, 2014
ASSETS
CURRENT ASSETS
Cash and cash equivalents	17,672	-	17,672
Other current financial assets	2,797	-	2,797
Trade receivables - net of provision for impairment of receivables
Related parties	746	985	1,731
Third parties	5,719	(453)	5,266
Other receivables - net of provision for impairment of receivables	383	-	383
Inventories - net of provision for obsolescence	474	-	474
Advances and prepaid expenses	4,733	-	4,733
Claim for tax refund	291	-	291
Prepaid taxes	890	-	890
Asset held for sale	57	-	57
Total Current Assets	33,762	532	34,294
NON-CURRENT ASSETS
Long-term investments	1,767	-	1,767
Property and equipment - net of accumulated depreciation	94,809	(207)	94,602
Prepaid pension benefit costs	771	399	1,170
Advances and other non-current assets	6,479	-	6,479
Claims for tax refund - net of current portion	745	-	745
Intangible assets - net of accumulated amortization	2,463	-	2,463
Deferred tax assets - net	99	(4)	95
Total Non-current Assets	107,133	188	107,321
TOTAL ASSETS	140,895	720	141,615

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

48.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND IFRS (INTERNATIONAL FINANCIAL REPORTING STANDARDS) (continued)

	PSAK	RECONCILIATION	IFRS
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables
Related parties	770	1,288	2,058
Third parties	11,060	(756)	10,304
Other payables	114	-	114
Taxes payables	2,376	-	2,376
Accrued expenses	5,211	-	5,211
Unearned income	3,963	-	3,963
Advances from customers and suppliers	583	-	583
Short-term bank loans	1,810	-	1,810
Current maturities of long-term liabilities	5,899	-	5,899
Total Current Liabilities	31,786	532	32,318
NON-CURRENT LIABILITIES
Deferred tax liabilities - net	2,743	(40)	2,703
Other liabilities	394	-	394
Long service award provisions	410	-	410
Post-retirement health care benefit costs provisions	602	(161)	441
Pension and other post-employment benefits	3,092	582	3,674
Long-term liabilities - net of current maturities
Obligations under finance leases	4,218	-	4,218
Two-step loans	1,408	-	1,408
Bonds and notes	2,239	-	2,239
Bank loans	7,878	-	7,878
Total Non-current Liabilities	22,984	381	23,365
TOTAL LIABILITIES	54,770	913	55,683
EQUITY
Capital stock	5,040	-	5,040
Additional paid-in capital	2,899	(478)	2,421
Treasury stock	(3,836)	-	(3,836)
Effect of change in equity of associated companies	386	(386)	-
Unrealized holding gain on available-for-sale securities	39	(39)	-
Translation adjustment	415	(415)	-
Difference due to acquisition of non-controlling interests in subsidiaries	(508)	508	-
Other reserves	49	174	223
Retained earnings	63,323	475	63,798
Net equity attributable to owners of the parent company	67,807	(161)	67,646
Non-controlling interests	18,318	(32)	18,286
TOTAL EQUITY	86,125	(193)	85,932
TOTAL LIABILITIES AND EQUITY	140,895	720	141,615

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

48.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND IFRS (INTERNATIONAL FINANCIAL REPORTING STANDARDS) (continued)

	PSAK	RECONCILIATION	IFRS
REVENUES	89,696	-	89,696
Operations, maintenance and telecommunication service expenses	(22,288)	-	(22,288)
Depreciation and amortization	(17,131)	(47)	(17,178)
Personnel expenses	(9,616)	(160)	(9,776)
Interconnection expenses	(4,893)	-	(4,893)
General and administrative expenses	(3,963)	-	(3,963)
Marketing expenses	(3,092)	-	(3,092)
Loss on foreign exchange - net	(14)	-	(14)
Other income	1,074	2	1,076
Other expenses	(396)	-	(396)
OPERATING PROFIT	29,377	(205)	29,172
Finance income	1,238	-	1,238
Finance costs	(1,814)	-	(1,814)
Share of loss of associated companies	(17)	-	(17)
PROFIT BEFORE INCOME TAX	28,784	(205)	28,579
INCOME TAX EXPENSE	(7,338)	(3)	(7,341)
PROFIT FOR THE YEAR	21,446	(208)	21,238
OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation	24	-	24
Change in fair value of available-for-sale financial assets	1	-	1
Defined benefit plan actuarial gain	-	785	785
Other Comprehensive Income - net	25	785	810
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	21,471	577	22,048
Profit for the year attributable to:
Owners of the parent company	14,638	(201)	14,437
Non-controlling interests	6,808	(7)	6,801
	21,446	(208)	21,238
Total comprehensive income for the year attributable to:
Owners of the parent company	14,663	628	15,291
Non-controlling interests	6,808	(51)	6,757
	21,471	577	22,048
BASIC AND DILUTED EARNINGS
PER SHARE (in full amount)
Net income per share	149.83	(2.05)	147.78
Net income per ADS (200 Series B shares per ADS)	29,966.70	(410.49)	29,556.00

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

48.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND IFRS (INTERNATIONAL FINANCIAL REPORTING STANDARDS) (continued)

a.   Employee benefits

Under PSAK, the actuarial gains or losses are recognized as income or expense when the net cumulative unrecognized actuarial gains or losses at the end of the previous reporting period exceed 10% of the present value of the defined benefit obligation. These gains or losses are recognized on a straight-line basis over the expected average remaining service years of the employees. The change in the defined benefit obligation due to plan changes affecting vested benefits is recognized immediately in profit or loss, while the effect of plan changes affecting unvested benefits is amortized over future periods to the date the amended benefits vest. Interest income on plan assets is determined based on their long-term rate of expected return. PSAK does not specify which administration costs to include as part of the return on plan assets.

Under IFRS, remeasurements consist of actuarial gains or losses, including the difference between the actual return on plan assets (net of taxes and administration costs) with return implied by the discount rate, and changes in the asset ceiling are recognized directly to other comprehensive income. The entire change in the defined benefit obligation due to plan changes is to be recognized immediately through profit or loss. Net interest on the net deﬁned beneﬁt liability or asset comprises interest cost on the deﬁned beneﬁt obligation and interest income on plan assets that are measured using the discount rate at the beginning of the year. Only administration costs directly related to the management of plan assets are included as part of the return on plan assets.

b.   Land rights

Under PSAK, land rights are recorded as part of property and equipment and are not amortized, unless there is indication that the extension or renewal of land rights is not expected to be or will not be received. Costs incurred to process the extension or renewal of land legal rights are recognized as intangible assets and amortized over the shorter of the term of the land rights or the economic life of the land.

Under IFRS, land rights are accounted for as finance lease and presented as part of property and equipment. Land rights are amortized over the lease term.

c.    Related party transactions

Under Bapepam - LK Regulation No. VIII.G.7 regarding the Presentation and Disclosures of Financial Statements of Issuers or Public Companies, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by a government. Government in this context is the Ministry of Finance or the Local Government, as the shareholder of the entity.

Under IFRS, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by a government. Government in this context refers to the Government of Indonesia, government agencies and similar bodies whether local, national or international.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

48.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND IFRS (INTERNATIONAL FINANCIAL REPORTING STANDARDS) (continued)

d.    Offsetting financial assets and liabilities

Under PSAK, financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when currently there is a legally enforceable right to set-off the recognized amounts  and there is an intention to realize the assets and settle the liabilities simultaneously. PSAK does not specify the  circumstances in which the right of set-off must be legally enforceable in order to meet the criterion of the right of set-off.

Under IFRS, financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when currently there is a legally enforceable right to set-off the recognized amounts  and there is an intention either to settle on a net basis, or to realize the assets and settle the liabilities simultaneously. The right of set-off  must be legally enforceable in all of the following circumstances: (a) the normal course of business, (b) the event of default,  and (c) the event of insolvency or bankruptcy of the entity and all of the counterparties.